U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ___________________.

Commission File Number ●

TAN RANGE EXPLORATION CORPORATION

(Exact name of Company as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

1730 - 355 Burrard Street

Vancouver, British Columbia V6C 2G8

Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of  January 31, 2004 was 81,879,208.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [   ]Yes  [   ]No

Not applicable

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  NOT APPLICABLE

TABLE OF CONTENTS

Forward-Looking Statements 1

Glossary of Technical Terms 2

Part I. 7

Item 2. Offer Statistics and Expected Timetable 10

Item 3. Key Information 10
- A. Selected Financial Data 10
- B. Capitalization and Indebtedness 13
- C. Reasons for the Offer and Use of Proceeds 13
- D. Risk Factors 14

Item 4. Information on the Company 18
- A. History and Development of the Company 18
- B. Business Overview 22
- C. Organization Structure 24
- D. Property, Plant and Equipment 25
  - Itetemia Property 25
  - Luhala Property 39
  - Lunguya Property 46
  - Tulawaka Project 53
  - Geita Project 53
  - Lake Victoria Goldfield Properties 53

Item 5. Operating and Financial Review and Prospects 63
- A. Operating Results 64
- B. Liquidity and Capital Resources 66
- C. Research and Development, Patents and License, etc. 68
- D. Trend Information 68
- E. Off Balance Sheet Arrangements 68
- F. Tabular Disclosure of Contractual Obligations 68
- G. Safe Harbor 68

Item 6. Directors, Senior Management and Employees 69
- A. Directors and Senior Management 69
- B. Compensation 72
- C. Board Practices 74
- D. Employees 75
- E. Share Ownership 75

Item 7. Major Shareholders and Related Party Transactions 76
- A. Major Shareholders 76
- B. Related Party Transactions 77
- C. Interest of Experts and Counsel 78

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company’s plans for its mineral properties, which may affect the future operating results and financial position of Tan Range Exploration Corporation’s (the “Company’s”).  Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in the forward-looking statements.  These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D., and “Operating and Financial Review and Prospects” in Item 5.  Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that the deposit may be economically exploitable.  Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates”, or “does not anticipate”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or to be achieved) are not statements of historical fact and may be “forward-looking statements”.

Cautionary Note to U.S. Investors Concerning Estimate of Measured
and Indicated Mineral Resources

The Company advises U.S. Investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into mineral reserves.

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
BLEG	Acronym for “bulk leach extractable gold” sampling.
chalcedony	Very fine crystalline quartz which may be massive or banded (agate).
chalcopyrite	Copper sulfide mineral.
Cretaceous	The geologic period extending from 135 million to 63 million years ago.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
epidote	Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
fault	A fracture in a rock where there has been displacement of the two sides.
Fe	The elemental symbol for iron.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
gossan	Decomposed rock or vein material of reddish or rusty colour resulting from oxidized pyrites.
grab sample	A sample of selected rock chips collected at random from within a restricted area of interest.

grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

HLEM	Horizontal loop electromagnetic survey, a form of geophysical survey used in the exploration for minerals.
hectare or ha	An area totalling 10,000 square metres.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed planning and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based upon limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimates is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological grade and continuity.

mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve

A mineral reserve is the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral resources are sub-divided in order of increasing confidence into “probable” and “proven” mineral reserves.  A probable mineral reserve has a lower level of confidence than a proven mineral reserve.  The term “mineral reserve” does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit.  A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.  Mineral resources are sub-divided in order of increasing geological confidence into “inferred”, “indicated”, and “measured” categories.  An inferred mineral resources has a lower level of confidence than that applied to an indicated mineral resource.  An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource.  A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
ore	A natural aggregated of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
overburden	A general term for any material covering or obscuring rocks from view.
Pb	The elemental symbol for lead.
porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
possible or inferred ore	Term used to described ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.
ppm or parts per million	A unit of measurement which is 1000 times larger than parts per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.

prefeasibility study and preliminary feasibility study

Each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, as been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral reserve

A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a prefeasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
proven mineral reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a prefeasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.  The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulfide and is attracted by a magnet.
pyrite	Iron sulfide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RC	Reverse circulation diamond drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibium).
silicification	Replacement of the constituent of a rock by quartz.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

Part I

Item 1.

Identity of Directors, Senior Management and Advisors

A.

Directors and Senior Management:

James E. Sinclair, Chairman, Chief Executive Officer and Director

93 Benton Hill Road

Sharon, CT  06069

Mr. Sinclair provides the Company with the strategy for its corporate growth and is primarily responsible for providing the leadership necessary for the Company to complete its evolution into a gold royalty company.

Mr. Sinclair became Chairman and CEO of the Company following the Company’s acquisition in April, 2002 of Tanzanian American International Development Corporation 2000 Limited (“Tanzam”), a Tanzanian gold exploration company formerly controlled by the Sinclair family.

Mr. Sinclair is primarily a precious metals specialist and a commodities and foreign currency trader.  His past experience includes that of founder of the Sinclair Group of Companies (1977), which offered full brokerage services in stocks, bonds, and other investment vehicles.  The companies, which operated branches in New York, Kansas City, Toronto, Chicago, London and Geneva, were sold in 1983.  Mr. Sinclair served as a Precious Metal Advisor to Hunt Oil and the Hunt family from 1981 to 1984 for the liquidation of their silver position. Mr. Sinclair was a general partner and member of the executive committee of two New York Stock Exchange firms and also President of Sinclair Global Clearing Corporation (Commodity clearing firm) and Global Arbitrage (derivative dealer in metals and currencies).  Mr. Sinclair was President of James Sinclair Financial Research SARL in Luxembourg. Mr. Sinclair held the position of Chairman of Sutton Resources from 1989 to 1995.

Mr. Sinclair is the author of numerous magazine articles and three books, which deal with a variety of investment subjects, including precious metals, trading strategies and geopolitical events and their relationship to world economics and the markets.

Victoria Luis, M.B.A., CSCPA and AICPA Member, Chief Financial Officer, Secretary and Director

93 Benton Hill Road

Sharon, CT  06069

In addition to being on the Board of Directors, Mrs. Luis acts as Chief Financial Officer and Corporate Secretary for the Company.  Ms. Luis provides the Company with financial guidance in the areas of amalgamation, risk management and financial modeling for new ventures.  As the Company's Chief Financial Officer, she is responsible for the implementation of all operating budgets for exploration and administration.

Prior to her association with the Company, she was a board member of Tanzam in addition to being its Chief Financial Officer, a position she also held with an associated company, Sinclair Financial.

Before joining Tanzam, Mrs. Luis held various management positions with General Electric Capital Corporation where she was part of a team that facilitated the amalgamation of companies acquired by GE.

She earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.

Marek J. Kreczmer, M.Sc. (Geol.), B.Sc. (Geol.), Director

Suite 1730, 355 Burrard Street

Vancouver, B.C., V6C 2G8

Mr. Kreczmer provides the management structure and technical guidance required to advance the exploration projects through the grass roots stage to early development stage.

Mr. Kreczmer was the President of the Company since its inception in 1991until December 31, 2003.  He established the Company's operating subsidiary in Tanzania, Tancan Mining Company Limited (“Tancan”).  Mr. Kreczmer has initiated, formed and operated several exploration joint ventures with senior gold companies.  He is responsible for representing the Company's interests in various management and technical committees required to operate these joint ventures, and is currently the Chairman of the Technical Committee of the Company.

Mr. Kreczmer has a background in the mineral exploration business.  He was a project geologist for two leading Canadian explorers, Cameco and Granges Exploration.  The exploration focus for these companies included base metals, uranium and gold.  His responsibilities included all aspects of administering the exploration budget, on-site field management, and the set-up and establishment of an exploration team to deal with specific project objectives.

Ulrich E. Rath, Director

18 Kilbarry Road

Toronto, Ont.,  M5P 1K5

Mr. Rath provides the Company with advice on geological and technical matters.

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in South Africa and Peru.  Currently a director of Chariot Resources Ltd. since December 2002, he was formerly the CEO and a director of EAGC Ventures Inc. from May 2002 to April 2003, and the CEO and director of Compania Minera Milpo from May 1999 to April 2002.  Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998.  Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange.

Anton Esterhuizen, Director

P.O. Box 85267

Emmarentia 2029, South Africa

Mr. Esterhuizen is responsible for developing new exploration projects for the Company.

Mr. Esterhuizen is based in Johannesburg, South Africa is currently the Managing Director of Pangea Exploration (Pty), a South African company with exploration interests in Africa and South America and not related to Pangea Goldfields Inc.  Mr. Esterhuizen developed the exploration model which led to the discovery of the Tulawaka gold deposit.  He successfully managed Pangea's gold and mineral sands exploration in East Africa until July, 2000 when the company was sold to Barrick.

Dr. William Harvey, B.A., Ph.D., Director

97 Amenia Union Road

Sharon, CT  06069

Dr. Harvey reviews the social service impact of the Company’s activities upon the indigenous Tanzanians.

Dr. Harvey is presently a consultant and technical expert to a variety of research centres and state and federal programs in the United States.  He is a consultant to: National Drug Information Centre for Families in Action; American Institute of Research; Office of Juvenile Justice & Delinquency Prevention; National Institute on Drug Abuse; and National Institute on Alcoholism and Alcohol Abuse.  He is involved in the formulation of new programs and policies aimed at the betterment of society.  The Sinclair family has already made a significant donation to a private trust, The Tanzanian Relief Fund, which in turn has funded the hospital at Bulyanhulu.  Dr. Harvey will expand the role which the Company has at the local level to ensure that stakeholder interests are addressed.

Rosalind Morrow, B.A., B.Ed., LL.B., Director

168 Princess Avenue

Willowdale, ON  M2N 3R9

Ms. Morrow is a corporate and securities lawyer and partner with Borden Ladner Gervais LLP in Toronto, a national Canadian law firm.  Ms. Morrow provides advice to the Company on corporate governance and securities matters.

Ms. Morrow’s practice includes a special emphasis on financings and acquisitions for the financial services and communications industry sectors, project and government financings, and corporate governance.  She advises issuers, underwriters, and investors in connection with debt and equity offerings and investments, including domestic and trans-border public offerings and private placements, capital restructurings and corporate and securities law compliance.

B.

Advisers

Legal Counsel:

Salley Bowes Harwardt Barristers and Solicitors Suite 1750 – 1185 West Georgia Street Vancouver, B.C., V6E 4E6	Bartel Eng & Schroder Attorneys at Law 300 Capital Mall, Suite 1100 Sacramento, CA 95814

C.

Auditors

Years ended August 31, 2003 and 2002

KPMG LLP

Chartered Accountants

P.O. Box 10426, Pacific Centre

777 Dunsmuir Street

Vancouver, B.C., V7Y 1K3

Members of the Canadian Institute of Chartered Accountants.

Year ended August 31, 2001

PricewaterhouseCoopers LLP

Chartered Accountants

Suite 700, 250 Howe Street
Vancouver, B.C., V6C 3S7

Members of the Canadian Institute of Chartered Accountants.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following tables set forth and summarize selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).   For each of the last five fiscal years, the tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 12 to the consolidated financial statements of the Company.  Unless stated otherwise, reference to dollar amounts shall mean Canadian dollars.

For each of the years in the five year period ended August 31, 2003, the information in the tables was extracted from the more detailed audited financial statements of the Company, and for the interim periods ending November 30, 2003 and 2002, the information in the table was extracted from the unaudited interim financial statements, prepared by the management of the Company.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the consolidated financial statements of the Company and the notes thereto contained elsewhere in this Registration Statement.  The Company’s fiscal period ends on August 31 of each year.

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years and three month interim periods ending November 30, 2003 and 2002 (in Canadian dollars, except number of shares):

Canadian GAAP
	November 30, 2003	November 30, 2002	Year ended August 31,
			2003	2002	2001	2000	1999
Operations:

Revenues	-	-	-	-	-	-	-

Net loss	(553,896)	(452,952)	(3,014,778)	(1,343,958)	(792,773)	(3,411,602)	(2,336,587)

Basic and diluted loss per share	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.09)	(0.06)

Balance sheet:

Working Capital	1,901,936	2,914,501	2,092,912	1,921,418	2,186,371	1,028,558	208,191

Total Assets	21,267,420	22,366,852	21,424,565	20,912,060	12,439,780	9,035,881	8,739,938

Net Assets	20,290,404	20,977,326	20,318,000	19,605,513	11,874,926	8,527,142	8,436,276

Share Capital	40,075,271	37,646,471	39,423,971	35,821,706	26,747,161	22,606,604	19,104,136

Number of Shares	80,992,620	77,665,478	80,191,542	74,714,203	50,760,978	40,026,971	36,681,929

Deficit	(19,784,867)	(16,669,145)	(19,230,971)	(16,216,193)	(14,872,235)	(14,079,462)	(10,667,860)

U.S. GAAP
	November 30, 2003	November 30, 2002	Year ended August 31,
			2003	2002	2001	2000 (unaudited)	1999 (unaudited)
Operations:

Revenues	-	-	-	-	-	-	-

Net loss	(715,240)	(3,143,290)	(5,874,669)	(9,775,342)	(3,157,571)	(2,204,505)	(1,383,891)

Basic and diluted loss per share	(0.01)	(0.04)	(0.07)	(0.17)	(0.07)	(0.06)	(0.04)

Balance sheet:

Working Capital	1,901,936	2,914,501	2,092,912	1,921,418	2,186,371	1,028,558	208,191

Total Assets	2,433,630	3,423,959	2,752,119	2,359,505	3,364,651	2,181,924	631,798

Net Assets	2,104,179	3,121,998	2,293,119	2,140,523	2,799,797	1,673,185	328,136

Share Capital	42,830,199	40,401,399	42,178,899	36,276,634	27,160,566	22,876,383	19,326,829

Number of Shares	80,992,620	77,665,478	80,191,542	74,714,203	50,760,978	40,026,971	36,681,929

Deficit	(40,726,020)	(37,279,401)	(40,010,780)	(34,136,111)	(24,360,769)	(21,203,198)	(18,998,693)

Exchange Rates

The Company’s accounts are maintained in Canadian dollars.  In this Registration Statement, all dollar amounts are expressed in Canadian dollars, except where otherwise indicated.  The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (“CDN”) and

U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1):

Year Ended: August 31	Average	Period End	High	Low
1997	1.3688	1.3889	1.4025	1.3263
1998	1.4387	1.5645	1.5845	1.3686
1999	1.5071	1.4929	1.5677	1.4447
2000	1.4714	1.4776	1.5140	1.4310
2001	1.5283	1.5455	1.5822	1.4680
2002	1.5724	1.5591	1.6190	1.5024
2003	1.4819	1.3865	1.5991	1.3305

The following table sets forth the high and low exchange rate for the past six months.  As of January 31, 2004, the exchange rate was CDN $1.33 for each US$1.

Month	High	Low
August, 2003	$1.4099	$1.3835
September, 2003	$1.3876	$1.3469
October, 2003	$1.3481	$1.3043
November, 2003	$1.3362	$1.2973
December, 2003	$1.3405	$1.2923
January, 2004	$1.3340	$1.2690

B.

Capitalization and Indebtedness

The following table shows the Company’s capitalization (distinguishing between guaranteed and unguaranteed, and secured and unsecured indebtedness) as at November 30, 2003 under Canadian GAAP:

Description	Secured/Guaranteed	Unsecured/ Unguaranteed	Total
Current Liabilities	Nil	$329,451	$329,451
Long Term Liabilities	Nil	$647,565	$647,565
Shareholders’ Equity (net of deficit)	Nil	$20,290,404	$20,290,404

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

In addition to other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business.  This Registration Statement contains forward-looking statements that involve risk and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Registration Statement.  The management of the Company have identified the following risk factors, listed in the view of management in order from most significant to least significant:

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the three months ended November 30, 2003 and the fiscal year ended August 31, 2003, we had a net loss of $553,896 and $3,014,778, respectively,  and an accumulated deficit on November 30, 2003 of $19,784,867.  The Company has not generated revenues from operations during fiscal year 2003 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

The Mining industry is highly speculative and involves substantial risks.  Even when mining is conducted on properties known to contain significant quantities of ore deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner.  There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions.  Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.  Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

The commercial quantities of ores cannot be accurately predicted.  Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.  The Company has no mineral producing properties at this time.  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit, if any, will ever qualify as a commercially mineable or viable reserve.

There are no assurances that we can produce minerals on a commercially viable basis.  The Company’s ability to generate revenues and profits is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties.  Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations.  The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale.  There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

Competition.  The mining industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations.  Laws and regulation govern the development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters.  In many cases, licenses and permits are required to conduct mining operations.  Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company.  Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations.  Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

Uninsurable Risks.  Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Dependence on management. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including James E. Sinclair, Chairman and Chief Executive Officer and Victoria Luis, Chief Financial Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment.

Dependence on consultants and engineers.  The Company has relied on and may continue to rely upon consultants for development, construction and operating expertise.  Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any suite chosen for exploration.  No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operation or that funds required for development can be obtained on a timely basis.

Volatility of metal and mineral prices.  The economics of developing metal and mineral properties are affected by many factors including, without limitation, the cost of operations, variations in the grade ore or resource mined and the price of such resources.  The market prices of metals are highly speculative and volatile.  Depending on the price of gold or other resources, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated in recent years.  There can be no assurance that the price of gold and other metals and minerals will remain stable or that such prices will be at levels that will make it feasible to continue the Company’s exploration activities, or commence or continue commercial production.

Jurisdiction risks.  Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment.  There can be no assurance that the government of Tanzania will not institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties.  Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may adversely affect its business.  Investors should assess the political and regulatory risks related to the Company’s foreign country investments.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Title matters.  Acquisition of title to mineral properties is a very detailed and time-consuming process.  The Company believes it has investigated title to all of its mineral claims and, to the best of its knowledge, titles to all properties are in good standing.  This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned.

Requirements for and uncertainty of access to additional capital.  At November 30, 2003, the Company had cash of approximately $1,169,811 and working capital of $1,901,936.  The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital.  In the future, the Company’s ability to continue its exploration and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means.

There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests in its properties.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Registration Statement.

Financing risks. The Company’s current operations do not generate any cash flow.  Any work on the Company’s properties may require additional equity financing.  If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted.  If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders.  Although the Company has raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or development and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

Conflicts of Interest.  Certain directors or officers of the Company are also directors, officers, or shareholders of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

Penny stock rules may make it more difficult to trade the Company’s common shares.  The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Item 4.

Information on the Company

Cautionary Note to U.S. Investors

As an Alberta corporation, the Company is subject to certain rules and regulation issued by the Alberta Securities Commission (“Alberta Securities Commission”).  The Company files an Annual Information Form on Form 44-101F1 (“AIF”) with the Alberta Securities Commission via the System for Electronic Document Analysis and Retrieval (“SEDAR”) for Canadian Securities Administrators.  Under the AIF, the Company is required to provide detail information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes its properties utilizing mining terminology such as “Measured Reserves” and “Indicated Resources” that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).  For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part,  in order to meet its requirements under National Instrument 44-101 adopted by the Alberta Securities Commissioner.

A.

History and Development of the Company

The Company was originally incorporated under the corporate name “4245547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The principal executive office of the Company is located at 1730 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, and its telephone number is (604) 669-5598.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production.

The Company’s Itetemia concession is its most advanced property (the “Itetemia Property”).  This property, located adjacent to the 11.7 million ounce Bulyanhulu Gold Project of Barrick Gold Corporation (“Barrick”), contains an inferred mineral resource of 511,000 tonnes grading 7.09 g/t gold, using a 2.0 g/t gold cut-off.

The Itetemia Property consists of six contiguous prospecting licenses.  Itetemia North, Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo and Ngula. The Itetemia North concession was acquired in exchange for US$35,000 and a 3% net smelter royalty.  The Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo and Ngula concessions were acquired by staking, and minimum work requirements have been completed.  The Company acquired a 90% interest in the Itetemia concession through an agreement with the State Mining Corporation (“Stamico”) dated July 18, 1994 in exchange for US$57,400 in option payments over seven years and a requirement to spend at least US$300,000.  Those requirements have been met.  The Ngula North was acquired through the acquisition of Tanzam in April, 2002.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick, Barrick was granted the exclusive option to earn an undivided 60% interest in the Itetemia Project.  In exchange for the option, Barrick agreed to provide funding to the Company totalling $4,000,000.  Ongoing drilling continues on this property under the joint venture agreement.

The Company’s Luhala property also located in Tanzania, consists of four (4) contiguous prospecting licenses:  Luhala, Ngobo, Shilalo and Sima (the “Luhala Property”). The Company was granted a 100% interest in the Luhala prospecting license on July 2, 1992.  To maintain this concession, the Company was required to conduct exploration work of at least US$250,000 before October 25, 1997.  This work commitment was met.

The Luhala property was the focus of an exploration program under an option agreement dated April 25, 1999 with Newmont Overseas Exploration Limited (“Newmont”).  This property contains an inferred mineral resource of 9,390,000 tonnes, averaging 1.0 g/t gold, using a 0.5 g/t gold cut-off.  Newmont terminated their option on the property during the year 2000, and the Company will now explore the property further itself or enter into a new joint venture with a new mining company.  During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licenses, named Shilalo, Ngobo and Sima.  See “Luhala Property” under Item 4.D for further details.

During the fiscal year ended 2003, the Company has also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company’s Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: “Lake Victoria Goldfield Properties” below for further details).  At the present time the Company is exploring 69 mineral resource properties in the Lake Victoria Greenstone Belt region of Tanzania.  The Company currently has a total of 29 royalty agreements with three industry partners; eleven of these royalty agreements are with Barrick Gold Corporation; nine with Ashanti Goldfields Limited; and nine with Northern Mining Explorations.

Significant Acquisitions and Significant Dispositions

The Company’s principal capital expenditures and divestitures (including interests in other companies and amounts invested) for the last three fiscal years are described as follows:

Fiscal Year Ended August 31, 2001

During the fiscal year ended August 31, 2001, the Company completed $2,228,725 in property acquisition and exploration on its mineral resource properties, including a further $1,242,270 in work on the Itetemia Property, as well as $971,509 on the Luhala Property.  The Company incurred a write-down of $7,553 relating to the Mulehe Property due to uncertainty as to recoverability.

Fiscal Year Ended August 31, 2002

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzania American International Development Corporation 2000 Limited (“Tanzam”), in exchange for 20,000,000 shares of the Company at a value of CDN$0.35 per share (or a cost of CDN$7,000,000). Tanzam, a privately held mineral investment company, holds an interest in 52 prospecting licenses and reconnaissance licenses in the Lake Victoria Goldfields Belt of north-western Tanzania. The total land area currently held under these licenses is 3480km2.

By a Prospecting and Mining Option Agreement dated March 31, 1999, as amended March 31, 2000, between Northern Mining & Consultancy Company Limited (“Northern Mining”) and Tanzam, Tanzam  acquired the right to form a joint venture with Northern Mining.  Tanzam will hold a 60% equity interest and Northern Mining a 40% equity interest in the joint venture.  Tanzam has paid US$50,000 on signing and a further US$25,000 to Northern Mining on the first anniversary of the agreement.  In addition, Tanzam is required to complete at least US$35,000 in annual exploration work during the first two years, and depending on commercial viability and geological potentials another US$250,000 in exploration work during the fourth, fifth and sixth years.  Until Tanzam is reimbursed for all of its expenses, Tanzam will be entitled to 80% of the net cash flows from production.

On December 14, 2001, Barrick Exploration Africa Limited (“BEAL”) entered into an agreement with Tanzam, wherein BEAL was granted the option to acquire the total rights, titles and interests in thirteen prospecting licenses (now reduced to five licenses under the terms of this agreement) in different properties (called the “BEAL Project”; see “Lake Victoria Goldfields Properties” below for further details).

To exercise the option, BEAL must expend US$250,000 in exploration and development of the BEAL Project within the first year, and thereafter US$50,000 each year for each retained prospecting license.  In addition, BEAL must make the following annual payments for each retained prospecting license:

Year One	US$10,000
Year Two	US$20,000
Year Three	US$30,000
Year Four	US$40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years of production.  BEAL must also pay the original owner of the licenses a 1.5% net smelter returns royalty.

During the fiscal year ended August 31, 2002, the Company capitalized mineral property acquisition costs of $8,297,805.  Of this amount, $8,166,292 related to the acquisition of Tanzam.  The Company also completed $1,238,635 in exploration work on its mineral resource properties, including $443,603 on the Itetemia Property and $491,724 on the Luhala Property.  The Company wrote-off deferred exploration expenditures of $59,014 in 2002 relating to certain licenses of the Bukwimba, Mbogwe and Tulawaka properties, based on management’s review of the exploration results and uncertainty over recoverability.

Fiscal Year Ended August 31, 2003

The Company’s exploration work for the 2002 fiscal year and up to February 28, 2003 identified two gold-bearing mineralized quartz reefs on the Lunguya Property, located in the Lake Victoria Goldfields area of Tanzania (the “Lunguya Property”), ranging in thickness from 1.3 metres and extending for at least 350 metres along strike.  The two structures, designated as the East and West reefs, are about 50 feet apart and are roughly parallel to the mafic-granite contact (see: “Lunguya Property” under Item 4D for further details).

The Company has also discovered three new gold occurrences on the Kigosi Property (forming a part of the Company’s Lake Victoria Goldfield Properties held through Tanzam).  Two of the three occurrences are located at the north end of a three kilometre long northwest trending structure that may be responsible for concentrating the mineralization reported at the northern and southern limits of this prominent geological feature (see: “Lake Victoria Goldfield Properties” below for further details).

The Company has also signed nine (9) option and royalty agreements on prospecting licenses in the Lake Victoria goldfields area of Tanzania with Northern Mining Explorations/Explorations Minieres du Nord (“MDN”).  Under the agreements, MDN holds the right to earn 100% of the Company’s underlying interest in the licenses for an up-front cash payment of US$80,000, plus US$1.8 million in option payments and US$1.5 million in property expenditures over the five year life of the agreements.  MDN must also complete a feasibility study and make a production decision by December 31, 2008 and achieve production within 18 months or be subject to cash penalties in lieu of royalty payments.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.  The first year’s commitments call for option payments of US$160,000 and an exploration and development expenditures of US$200,000.

In July, 2003, the Company closed nine (9) royalty agreements with Ashanti Goldfields Company Limited (“Ashanti”) for prospecting licenses in the Ushirombo Belt (also forming a part of the Company’s Lake Victoria Goldfield Properties held through Tanzam).  Under the terms of these royalty agreements, Ashanti has the right to earn 100% of the Company’s underlying interests in the subject prospecting licenses, for staged cash payments totalling US$200,000 in the first year, plus minimum cash payments of US$930,000 over the remaining life of the five year agreement.  Ashanti must also incur aggregate property expenditures of US$800,000 in the first two years of the agreements of which US$300,000 must be expended in the first year.  In years three, four, and five of the agreements, Ashanti must complete 6,000, 8,000, and 10,000 metres of diamond drilling, respectively.

The Ashanti royalty agreements also call for Ashanti to complete a bankable feasibility report and make a positive production decision on or before the fifth anniversary of the effective date of the agreements.  Ashanti is liable for cash penalties should gold output at production not reach a minimum annual threshold of 50,000 ounces per year.

The Company retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold, and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

All of the above investments have been made abroad and were financed internally.  The Company has not proposed any principal capital expenditures or divestitures which are currently in progress.

During the fiscal year ended August 31, 2003, the Company incurred $1,151,327 in property acquisition costs and exploration work on its mineral resource properties (net of $184,965 in option payments received) of which $450,912 was incurred on the Lunguya Property.  The Company also wrote-off $1,031,436 in exploration expenditures, of which $729,309 related to claims relinquished within the Itetemia Property area.

Three Month Interim Period Ended November 30, 2003

The Company’s exploration office in Tanzania recently formed a new section called the “Regional Studies Group” whose mandate is to acquire new ground based on geologically sound research.  The primary objective in forming this group is to upgrade the Company’s ground position in Tanzania for further exploration. Three new project areas within the Lake Victoria greenstone gold belts have been chosen to date.  One license in the Biharamulo North Project Area was returned to its owner during the quarter, but was written off in the previous fiscal year.

Exploration activity throughout the quarter was spent undertaking a first pass BLEG soils program over the Tanzam licenses in the Lake Victoria Goldfields Properties project area.  This work was conducted on eight licenses within six locations; namely, Geita, Ushirombo West, Biharamulo, Biharamulo North, Shinyanga, and Nyanzaga North.  The Shinyanga and Nyanzaga North project areas returned encouraging results that will require detailed follow-up next quarter.

Heavy mineral indicator sampling and ground magnetic follow-up was conducted during the quarter on aeromagnetic targets identified on the Tanzam properties.  Work was completed on the Kanagele, Lunguya, and Ushirombo project areas, where 34 anomalies were ground proofed and sampled for indicator minerals.  The bulk of this work program is now completed and only eight anomalies remain to be sampled in the next quarter.  The results from the sampling program are being used to further refine exploration methodologies.

A significant reorganization was undertaken at the Tanzam corporate office in Dar es Salaam during the quarter, mostly to facilitate the heightened level of exploration activity anticipated by the Company in 2004.  Virtually all of the administrative activities associated with Tanzam and Tancan are now being handled by the office in Dar es Salaam, where some of the Company’s most skilled and experienced personnel reside.

During the first quarter ended November 30, 2003, the Company reported a net loss of $553,896.  The largest expense categories being $228,289 for new property investigations.  Another $161,344 was expended for exploration on existing properties.

B.

Business Overview

The Company is a natural resource company, which since its incorporation has engaged in the acquisition of interests in and the exploration of natural resource properties.  The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company will enter into joint venture agreements with other corporations to further the development of such properties, in exchange for annual rental/option payments and post-production royalty payments.  At present, the Company’s natural resource activities do not generate any income from production.

The Company’s general area of interest has been in the exploration of gold properties in regional East Africa.  The Company has explored gold properties in Ethiopia, Tanzania, Zambia, Swaziland and South Africa. At the present time, the Company is exploring 69 mineral resource properties in the Lake Victoria Greenstone Belt region of Tanzania.  Tanzania remains the prime focus of the Company’s activities.  Other corporations, including Barrick Gold Corporation (“Barrick”), Ashanti Goldfields Limited (“Ashanti Goldfields”), Northern Mining Explorations, and Newmont Overseas Exploration Corporation have funded most of the work on the Company’s properties in this area since 1999 under option arrangements, with the exception of properties explored by Tanzania American International Development Corporation 2000 Limited (“Tanzam”) which were privately funded.  The Company currently has a total of 29 royalty agreements with its three industry partners: eleven (11) of the royalty agreements are with Barrick, nine (9) with Ashanti Goldfields, and nine (9) with Northern Mining Explorations.

In the Company’s view, this royalty strategy offers investors leverage to gold prices with lower risk and shareholder dilution.  Future production royalties from any producing properties discovered by the Company’s joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

Plan of Operations

Exploration and Development Activities

All of the properties in which the Company holds an interest are in the exploration stage only.  Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

By way of general description of the Company’s operating activities, the Company’s business operations involve using known or published geological and geophysical data to locate mineral resource properties meriting further exploration or development.  Once identified, the Company must stake and apply for registration to title of the mineral properties, or negotiate the acquisition of such properties from any third party owners.  Upon registration or acquisition of title, the Company then develops a program of preliminary exploration which can involve grid mapping, geophysical and magnetic surveys, geological sampling, grab sampling, assaying and other forms of prospecting as circumstances may require.  Based on the preliminary results, mineral properties are ranked according to merit for further exploration work, which may involve further mapping, more detailed geophysical and geochemical surveys, and trenching to identify potential drill targets.  If mineralization is indicated which merits further investigation, drill targets are selected, and a diamond drilling program for underground sampling and assaying will commence.

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing.  After further drilling, some mineralized zones may be classified as inferred or indicated mineral resources.  With sufficient infill drilling, these mineral resources can be confirmed as probable or proven reserves, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property.  If the study is favourable, the Company can then use the pre-feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development. A further mine feasibility study would be prepared to confirm the appropriate mining method based on the metallurgical studies of the ore, and to develop a mining plan.

At any point along this plan of operation, the Company may seek to interest larger mining companies in its mineral properties, which show potential for further development.  It is highly unlikely that the Company would pursue any particular property through to mineral production by itself.  By exploring and developing properties to a point where major mining companies are interested, the Company will leave the risk of mine development and operations to those companies, while retaining a carried interest or royalty from any future production.

During 2004 calendar year, the Company plans to complete evaluation of all prospecting licenses in its portfolio with a view of offering some of them for royalty agreements to other mining companies.  The evaluation of their potential comprises geological mapping, soil sampling and geophysical interpretations.  Currently, prospecting licenses which have potential diamond targets are being prospected using ground magnetic surveys, followed by loam sampling and analysis for indicator minerals.

The Company’s plans for the first six months of 2004 is to continue efforts for the “farming-out” of identified properties for royalty agreements with other mining companies, and continue to examine and review other exploration opportunities in Tanzania.

Exploration and Business Development

The Company’s principal exploration properties are currently all located in the United Republic of Tanzania, Africa.  The government of Tanzania is a stable, multi-party democracy.  Mineral exploration in Tanzania is affected by local climatic, political, and economic conditions.  The Company’s properties have year round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga (black organic rich laustrine flood soils).  Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers.  As a result, the area has been deforested by local agricultural practices for many years.

Competition

The mining industry in which the Company is engaged is in general, highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or supplier for revenues or its operations.

Governmental Regulations

Mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 1998 (Tanzania) for a period of up to three years, and are renewable two times for a period of up to two years each.  The annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$20.00 per sq. km.  There is also an initial one-time “preparation fee” of US$200.00 per license.  Upon renewal, there is a renewal fee of US$200.00 per license.  All prospecting licenses in Tanzania also require the holder to expend funds in the employment and training of Tanzanian personnel, which expenditures typically amount to US$5,000 per year, and in exploration expenditures, which are set out in the Mining Act, 1998 (Tanzania).  At each renewal, at least 50% of the licensed area must be relinquished.  A mining license must be held to carry on mining activities, and a mining license will only be granted to the holder of a prospecting license over the area.  A mining license is granted for a period of 25 years or the life of the mine.  It is renewable for a period not exceeding 15 years.  Prospecting and mining license holders must submit regular reports in accordance with mining regulations.  Upon commercial production, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.  The applicable regulatory body in Tanzania is the Ministry of Energy and Minerals.

In July 1999, environmental management and protection regulations under the Mining Act, 1998 (Tanzania) came into force.  An environmental impact statement and an environmental management plan must accompany special mining license, mining license and gemstone mining license applications for mineral rights.  In addition to the establishment of environmental regulations, the Tanzanian Government has improved management procedures for effective monitoring and enforcement of these regulations by strengthening the institutional capacity, especially in the field offices.  The Government has provided rules for the creation of reclamation funds to reinstate land to alternative uses after mining and it has developed guidelines for mining in restricted areas, such as forest reserves, national parks, sources of water and other designated areas.

C.

Organization Structure

The Company has the following five subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Dia Consult Limited	Republic of Tanzania, Africa	100% (common)	n/a

Itetemia Mining Company Limited	Republic of Tanzania, Africa	90% (common)	n/a
Kabahelele Mining Company Limited	Republic of Tanzania, Africa	80% (common)	n/a
Tancan Mining Company Limited (“Tancan”)	Republic of Tanzania, Africa	100% (common)	n/a
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% (common)	n/a

D.

Property, Plant and Equipment

The Company’s business is the acquisition, exploration and development of mineral properties, with a primary focus on exploring for gold properties in Tanzania.  The Company funds its activities by way of the sale and issuance of its securities to accredited investors or investor located outside the United States.  The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest.  The Company’s properties are without a known body of commercial ore, with no established plant or equipment, and the Company’s activities to date on such properties have been exploratory in nature.

Itetemia Property

The following discussion regarding the geological information on the Itetemia Property is summarized from a technical report prepared in accordance with the requirements of NI 43-101F1 dated May 2, 2001 entitled, “Independent Review of the Itetemia Project, Lake Victoria Greenstone Region, Tanzania” by Michael J. Michaud, M.Sc. P. Geo. of Steffen Robertson and Kirsten Consulting (Canada) Inc. (the “Itetemia Report”).  The reader is referred to the complete text of the Itetemia Report, which is available online at www.sedar.com.

Property Description and Location

The Itetemia Property consists of six (6) contiguous prospecting licenses, covering approximately 180 km2, plus one (1) additional license (PL 1300/99) acquired through the acquisition of Tanzam.  The seven (7) prospecting licenses now comprising the Itetemia Property are held in the names of the following companies and expire (or expired) as indicated:

PROSPECTING LICENSE	NAME OF HOLDER	DATE GRANTED	LAST RENEWAL APPLICATION	EXPIRY DATE
Itetemia East (application)	Tancan	n/a	August 27, 2002	August 27, 2002*
Ngula North (PL 1300/99)	Tanzam	n/a	June 14, 2002	May 4, 2002*
Itetemia (PL 1450/2000)	Itetemia Mining Co.	n/a	March 10, 2003	March 9, 2003*
Ngula (PL 1612/2000)	Tancan	n/a	August 28, 2003	August 28, 2003*
Mwingilo (PL 241/94)	Tancan	n/a	April 12, 2000	September 11, 2000**
Itetemia Village (application)	Dia Consult	n/a	December 10, 2002	December 9, 2002*

Itetemia North (PL 2038/2002)	Tancan	November 1, 2002	n/a	October 31, 2005

*

While the license has expired, the Company has applied for a renewal and has no reason to believe that such application renewal will not be granted in the ordinary course.  None of these licenses are presently the focus of exploration work by the Company.

**

This license is in dispute, and the Company is attempting to renew it, but renewal may be in doubt.

The Itetemia and Ngula prospecting licenses may be renewed twice, each time for a period of two years.  The Company has one right of renewal with regard to the Itetemia East prospecting license for a further period of two years and must thereafter apply for a mining license or retention license in order to preserve any rights therein.  The rental payments and minerals permitted to be pursued under such licenses are summarized below:

PROSPECTING LICENSE	RENTALS	MINERALS COVERED
Itetemia East (Application)	n/a*	All except building materials and gems
Ngula North (PL 1300/99)	n/a*	All except building materials and gems
Itetemia (PL 1450/2000)	n/a*	All except building materials and gems
Ngula (PL 1612/2000)	US$232.80	All except building materials and gems
Mwingilo (PL 241/94)	n/a*	All except building materials and gems
Itetemia Village (Application)	n/a*	All except building materials and gems
Itetemia North (PL 2038/2002)	US$343.00	All except building materials and gems

*

These requirements are unknown at this time, because application has been made for the renewal of the relevant license, which renewal is pending at this time.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Itetemia Property is located in the Mwanza Region of the Lake Victoria Greenstone Region, Tanzania, approximately 90 kilometres by air southwest of the city of Mwanza, situated on the south shore of Lake Victoria.  The property is accessed via local roads from Geita or by plane from Mwanza to an airstrip accommodating the neighbouring Bulyanhulu Mine, owned by Barrick.  The Barrick airstrip is 3.75 km west of the western boundary of the Itetemia prospecting license and 9 km southwest of Tancan’s permanent exploration camp established on the Itetemia prospecting license, approximately 4 km northeast of the Nyamykonze village. Local resources are available at Mwanza, located on the southern shore of Lake Victoria.

The topography in the region and on the property consists of large flat-lying areas surrounded by numerous small hills. The hills have elevations of up to 100 m above local terrain.  The hills are thickly vegetated and access is only possible along cut lines.  Little outcrop exists on the property. The climate is similar to the rest of the region.  The rainy season starts in November and lasts to the middle of April, but precipitation is irregular from one season to another. The dry seasons are usually hot. Mwanza, located along the southern shore of Lake Victoria, can, and has, provided limited supplies for mining and exploration operations in the area.  Dwellers in the area of the Itetemia Project, such as the neighbouring Nyamykonze village, are traditionally subsistence farmers and ranchers, and have limited mining experience from the Bulyanhulu operation and numerous small scale activities.  Water for the purpose of mining and processing is not readily available in the region; however, a pipeline from Lake Victoria built by Barrick for its Bulyanhulu Mine, provides an adequate supply.

The large, relatively flat terrain surrounding the known gold mineralization may be suitable for potential tailings and waste rock storage and for heap leach pads and a potential processing plant. Electric power is available via the national grid within 5 km; due to the unreliability of such power, alternative forms of residual or back-up power would be necessary for mining or processing operations, such as diesel power generation used by Barrick at its Bulyanhulu mine.

Ownership

Prior Ownership

Only two of the prospecting licenses comprising the Itetemia Property, namely, Itetemia and Itetemia North, were previously held by third parties.  With respect to the Itetemia prospecting license, the interest of the Company was acquired from State Mining Corporation of Tanzania (“Stamico”) pursuant to a joint venture agreement dated July 12, 1994 (the “Stamico Venture Agreement”).  The Stamico Venture Agreement obligated the Company to make two initial payments of Tsh1,000,000 and US$7,200, both of which were satisfied. With respect to the Itetemia North prospecting license, the interest of the Company was acquired from RSR (Tanzania) Limited by agreement dated April 20, 1995 (the “RSR Royalty Agreement”). The RSR Royalty Agreement obligated the Company to pay a sum of US$35,000, which payment was made.

The Company’s Interest

Prior to the Barrick Venture Agreement (defined below), four of the prospecting licenses comprising the Itetemia Property, namely, Itetemia Village, Mwingilo, Ngula and Itetemia East, were indirectly 100% held by the Company; in the case of the Itetemia North prospecting license, the Company held an indirect 100% interest therein, through Tancan, subject only to the 2% NSR Royalty payable pursuant to the RSR Royalty Agreement. In the case of the Itetemia prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001, which provides, among other things, that:

1.

Tancan had to pay Stamico, on execution of the Stamico Venture Agreement, the sum of US$7,200 (as an advance against the 2% gross revenue royalty) and TS1,000,000.

2.

Tancan and Stamico were to form a joint venture company for the purpose of holding the prospecting license that shall be held 10% by Stamico (with no obligation to contribute) and 90% by Tancan, which was effected through the formation of Itetemia Mining Co.

3.

Stamico is entitled to acquire an additional 20% interest in the joint venture company by paying a sum equal to 20% of the cost of placing the property into commercial production based on the feasibility study submitted to the Government of Tanzania for such purpose.

4.

Tancan shall assist Stamico in raising the required capital to exercise the right referred to in (3) above.

5.

Tancan was to expend the sum of US$25,000 in the first year and US$50,000 annually thereafter in relation to the training of Tanzanian personnel.

6.

Upon commencement of commercial production, Stamico shall receive a 2% gross revenue royalty, which shall be increased to a 2.5% gross revenue royalty should a mine on the Itetemia prospecting license produce recoverable gold in excess of 12 grams per tonne.

7.

Tancan shall pay to Stamico, as an advance against the 2% gross revenue royalty, the sum of US$7,200 on or before every anniversary of the Stamico Venture Agreement up until the development phase, upon and after which the annual sum of US$10,000 shall be paid as an advance against such royalty.

8.

Tancan shall show preference to Stamico for the provision of local materials and services during the period of mining operations.

9.

Tancan shall pay to Stamico the sum of US$20,000 on or before July 12 of each year beginning in 2001 and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited.

10.

Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

By an option and joint venture agreement dated May 31, 1999 as amended April 24, 2001 between the Company and Barrick (the “Barrick Venture Agreement”), Barrick agreed to provide funding to the Company totalling $4,000,000 in the form and amounts, and on or before the dates, set out as follows:

Amount	Exercise Date	Form	No. Shares	Price Paid Per Share

$1,000,000	Upon Regulatory Approval	Share Subscription	1,428,571	$0.70
$1,000,000	April 30, 2000	Share Subscription	1,176,471	$0.85
$1,000,000	October 31, 2000	Share Subscription	1,000,000	$1.00
$1,000,000	June 14, 2001	Warrant	740,741	$1.35

Barrick made the first three payments to the Company and requested an extension of the date to exercise the warrants from April 30, 2001 to June 14, 2001, which was then exercised at that date.  Pursuant to the terms of the Barrick Venture Agreement, the Company was required to use 80% of the Barrick payments to advance the exploration and development of the Itetemia Property.  To date, the Company has expended the funds received from the Barrick payments.  The Company has spent at least 80% of these funds on the exploration of the Itetemia Property in accordance with its commitment to Barrick, and has therefore met its expenditure requirements.  Barrick retains the right to participate in any sale or issue of further securities by the Company, provided it holds at least 10% of the outstanding common shares of the Company, subject to certain exceptions.  At present, Barrick does not hold 10% of the total issued common shares.

Until a decision is made by Barrick to place the property into commercial production, Barrick is required to advance funds for the purpose of furthering exploration and development activities in respect of the Itetemia Property.  On or before the fourth anniversary of April 30, 2005, Barrick may deliver a production notice and feasibility report; in such event:

1.

Barrick shall acquire an undivided 60% interest in the Itetemia Property; and

2.

Barrick must commence commercial production within 12 months of such notice at a rate of 100,000 ounces of gold production per annum (18 months where it chooses to process the ore on site) or make payments to the Company equal to:

(a)

US$500,000 on or before the first anniversary of such 12 (or 18) month deadline;

(b)

US$750,000 on or before the second anniversary thereof;

(c)

US$1,000,000 on or before the third anniversary thereof;

(d)

US$1,200,000 on or before the fourth anniversary thereof; and

US$1,200,000 on or before the fifth anniversary thereof;

and a further sum of US$1,200,000, after adjusting for inflation, every anniversary thereafter.  Barrick may acquire the 10% interest held by Stamico and cause the Stamico Venture Agreement to be terminated, in which event it shall obtain a 70%, in lieu of a 60%, undivided interest in the Itetemia Property; otherwise, the Company is required to assume responsibility for the Stamico 10% interest.

Upon a production notice, Barrick is obligated to arrange financing to bring the Itetemia Property into production, which it may arrange through the use of internal funds or external funds, with the Company to repay its portion of the costs from its share of the net proceeds of production.  The costs of arranging the financing are required to be paid by the Company in proportion to its interest in the Itetemia Property.  In addition, should Barrick provide a completion guarantee to a third party lender, then the Company is obligated to pay to Barrick, on a monthly basis, 1/12 of 1% of the amount attributable to the Company that is contingently liable under the guarantee.  Neither Barrick nor the Company may assign any interest in the Barrick Venture Agreement without the prior consent of the other.  Tancan obtained the written consent of Stamico to its execution of the Barrick Venture Agreement on November 17, 1999.

History

The Lake Victoria Greenstone Belt has been exploited for gold by local artisans and interested companies for over a century; however, very little modern exploration was carried out prior to the 1980’s. During the period from 1988 to 1992, BRG, a Tanzanian-German Corporation, carried out the first modern exploration for gold in the region and identified several targets for detailed mapping, including the Itetemia area where a north-south trending gossan was discovered.  This work consisted of geological mapping, ground geophysics, including magnetometer, horizontal loop electromagnetic (“HLEM”), pulse electromagnetic, and induced polarization (“IP”) surveys, trenching and sampling.

In 1993, Stamico was granted the Itetemia prospecting license. Stamico compiled all of BRG’s work and completed an air photo interpretation of the region resulting in the identification of a northerly trending gold bearing structure on the license. In 1994, Stamico completed regional geological mapping on a scale of 1:50,000 and geochemical soil sampling in the northern and southwestern portions of the Itetemia license area where appropriate soils and more abundant outcrop exists.  In the northern portion of the Itetemia prospecting license, the survey grid was oriented east-west with grid lines established at 1,000 m intervals and stations identified at 50 m intervals.  Fill-in grid lines were established over gold soil anomalies ranging from 0.4 g/t Au to 5.7 g/t Au and where selected grab samples of quartz/breccia returned 5.4 g/t Au to 3.6 g/t Au.  In the southwestern portion of the license, the survey grid was oriented northeast-southwest.  Grid lines were established at 500 m intervals and survey stations established at 50 m intervals on all grid lines.

Following the Stamico surveys completed in 1994, Tancan carried out detailed soil sampling in several small areas on the Itetemia and Itetemia North prospecting licenses at 25 m to 50 m intervals. A total of 2,900 samples were analyzed for gold using the fire assay method.  Strong gold anomalies were identified which confirmed the northwest trend. A 100 m long trench, trending northwesterly, was dug to test a 4 to 46 ppb gold anomaly detected east of the Golden Horseshoe Reef over granite.  Sixteen samples were collected and analyzed for gold by MMI assay.  One sample returned 8.8 ppb Au, three samples ranged from 1.3 to 1.5 ppb Au and the remaining samples reported grades ranging from 0.33 to 0.97 ppb Au.

In 1996, Geodass of South Africa was contracted by the owner of the Bulyanhulu Mine and Tancan to complete an airborne magnetic and radiometric surveys over the Bulyanhulu, Itetemia, Itetemia North and Ngula prospecting licenses.  Over the Tancan licenses the flight line direction was northeasterly and the flight line spacing was 200 m. The magnetic survey confirmed the northerly trending structure.  The radiometric survey highlighted the south-southeasterly trending linear structures and two separate granite intrusions. A HLEM survey was completed over the established grids on the license areas. Several northwesterly trending conductors were identified. A magnetic survey was conducted over the established grid on the Golden Horseshoe Reef.  The magnetics further defined the reef and extended the reef for more than one kilometre.  The reef appears to be folded and faulted. Twenty five kilometres of IP were completed over the Golden Horseshoe Reef, which further defined the reef. Selected IP profiles were also completed in the southwestern portion of the Itetemia license covered by conductive overburden.

In January 1995, Pangea was mistakenly granted a prospecting license partially overlapping the southwest corner of Itetemia prospecting license.  During the time it took to rectify the error Pangea drilled six reverse circulation (“RC”) holes (BR-1 to BR-6), totalling 375 m, over gold soil anomalies in the southwest corner of the Itetemia license to test the southeast extension of the Bulyanhulu deposit.  Gold mineralization grading up to 3.3 g/t Au was obtained. The first RC drilling program carried out by Tancan also began in 1995.  A fence of four holes (TR-1 to TR-4), totalling 374 m, was completed in the southwest corner of the Itetemia license in the area previously tested by Pangea. Subeconomic intersections were intersected with a maximum of 0.31 g/t Au over 0.5 m being intersected in hole TR-3.

The next phase of RC drilling continued with 39 holes, totalling 3,596 m, drilled between October 1995 and July 1996 (ITRC-1 to 39) covering the main HLEM anomalies.  Most of the conductors were explained by the presence of argillite horizons containing 1-50% sulphides (pyrrhotite ± pyrite and chalcopyrite).  Anomalous gold values are directly associated with these horizons.  Massive to semi-massive sulphides, mostly composed of pyrrhotite were intersected in hole ITDD-06.  The best gold intersection was cut in hole RC-18 which returned 0.9 g/t Au over 3.0 m, including 2.1 g/t Au over 1.0 m associated with semi-massive sulphides containing 10-40% pyrrhotite logged at the contact with dacite.  Hole RC-26 intersected anomalous copper (2,080 ppm), arsenic (3,950 ppm) and silver (8.5 g/t) over one metre in three separated samples.

During the same period, a fence of 66 RC holes, totalling 2,188 m, were drilled to test several geochemical gold anomalies on line 20+00S in the southern portion of the Itetemia prospecting license.  The best gold value was intersected in hole GA-57 and returned 1.28 g/t Au over the first metre of laterite.  This grade may be related to the contamination due to archival crushing activities in this area. The gold soil anomalies in this area may also be due in part to these activities. From August to November 1998, two additional RC drilling campaigns were completed. Fourteen holes RC-40 to RC-54, totalling 1,350 m, were drilled in the southwest corner of the Itetemia prospecting license to test several I.P. anomalies. Tancan believes one of the anomalies could be a reflection of the southeastern extension of the Bulyanhulu Reef 2.  The best results were intersected in holes RC-43 and RC-45, returning 0.65 g/t Au over 9.0 m and 1.1 g/t Au over 8.0 m, respectively.  The second phase of drilling was conducted in the area of the Golden Horseshoe Reef.  Fourteen holes, RC-55 to 68, totalling 831 m, were drilled to test I.P. anomalies and the southeastern extension of the reef near the granite contact.  The holes RC-61 and RC-62 intersected the reef and holes RC-65 and RC-66 intersected 0.7g/t Au over 3.0 m and 0.5g/t Au over 5.0 m respectively, west of the reef. Strong silicification was noted during the logging of the chips recovered from holes north of the Golden Horseshoe Reef.

The two first phases of diamond drilling were completed from May to June and from September to October 1996.  Twelve holes, totalling 3,584 m, were drilled to test HLEM conductors, the Pangea gold anomalies, the southeastern extensions of the Reefs 1 and 2 of Bulyanhulu and the Cycle 2 rhyolite.  The holes drilled in the southwest corner of the Itetemia license, along the Cycle 2 rhyolite, intersected thick sequences of felsic crystal lapilli tuff.  The other holes intersected numerous argillite horizons, in contact with felsic and mafic volcanic rocks, which explains most of the conductors.  Hole DD-06 intersected massive to semi-massive sulphides composed of 30-80% pyrrhotite, less than 5% pyrite, chalcopyrite and sphalerite, and what appears to be a felsic/quartz breccia material with sulphide breccia fillings.  Weak copper, arsenic and silver anomalies were associated with these sulphides and/or argillite exhibiting low gold content.

The next phases of diamond drilling focused on the Golden Horseshoe Reef.  From August 1997 to May 1998, 21 holes, totalling 2,032 m, were drilled to test the gold showing at a vertical depth of 50 m (ITDD-12 to 21, 23, 24, 27, 29, 30) and the depth extension at -100 m (ITDD-22, 28, 31 to 34).  The holes were drilled at a spacing ranging from 15 m to 50 m over a distance of 500 m. Within the mineralized zone, good intersections were obtained. The Golden Horseshoe Reef appears to be terminated to the southeast by an intrusion and seems to be pinching to the northwest. The reef appears to be open at depth. Two additional holes, ITDD-25 and 26, totalling 282 m, were drilled in the southwest corner of the Itetemia license during this period.  Both holes were collared to test the gold anomalies intersected in RC-43 and RC-45.  Results were disappointing but a strong carbonatization was noted in hole ITDD-26.

In February-March 1999, Tancan completed a rotary air blast (“RAB”) drilling program of 151 holes, totalling 6,660 m, in seven fences.  One fence was located south of the Golden Horseshoe Reef.  Three fences, spaced 350 to 400 m apart, were completed in the northwest portion of the license.  Three other fences were drilled west of the Golden Horseshoe Reef, along what is called the Cycle 2 rhyolite.  The two areas drilled represent different felsic to intermediate packages.  The northwestern extension of the Golden Horseshoe Reef has been intersected on line 14+00 E with an intersection of 0.28 g/t Au over 33 m.

During the period from 1992 to 2000, Tancan carried out exploration of the Ngula prospecting license. This work included prospecting and mapping, ground magnetometer and HLEM surveys, soil geochemical surveys and RC drilling.  The initial phase of exploration was encouraging and Tancan initiated an RC drilling program consisting of 12 RC holes (NRC-01 to NRC-12), totalling 837 m, to test the best geophysical anomalies typically associated with gold soil anomalies.  No economic mineralization and/or veins were intersected.  The best results were intersected in hole NRC-10 which returned 0.85 g/t Au and 0.25 g/t Au over 1.0 m and hole NRC-01B which intersected 0.15 g/t Au and 0.12 g/t Au over 1.0 m.  The conductors were explained by a northerly trending and northwesterly dipping (20-30°) argillite horizon. At present, no work is ongoing on the Ngula prospecting license.

Very little exploration work has been carried out on the Itetemia East, Itetemia Village and Mwingilo prospecting licenses. Only limited mapping and soil sampling have been carried out.

Recent Exploration (Including Drilling)

2000 Exploration Program

Barrick provided the funds for the 2000 program to the Company through share subscriptions, as provided in the Barrick Venture Agreement.  Pursuant to the Barrick Venture Agreement, 80% of the funds subscribed for are required to be incurred in respect of the Itetemia Property. The total cost of the 2000 program, including support services was $809,148.

On behalf of Barrick, the Company carried out the following exploration program in 2000: A total of 211 geochemical soil samples were collected on 21 line segments utilizing a 50 m sample interval. Twenty-eight samples came from Itetemia, 90 from Itetemia North, 9 from Itetemia Village and 84 from Mwingilo.  This soil survey confirmed most of the main anomalies, and some secondary and isolated anomalies interpreted from the earlier survey.  Some of the confirmed anomalies are large and have locally high gold values. Others are extensions of soil anomalies detected during earlier surveys.  Some of the anomalies can be correlated to HLEM conductors.

A RAB drilling program, comprising 448 holes and totalling 9,862 m was undertaken on the Itetemia and Ngula licenses during the period from May 23 to June 19, 2000.  The main targets of this drilling were gold soil anomalies, HLEM conductors, I.P. anomalies and mafic/felsic contacts. With respect to the Ngula prospecting license, two fences, NA and NB, were drilled to test HLEM conductors located in the central part of the license. These conductors are thought to reflect a north-northwest shear zone.  The fences intersected the shear zone, but did not encounter any significant gold mineralization. On the Itetemia prospecting license, three areas were designated for RAB drilling during the 2000 program, namely, (i) the Golden Horseshoe Reef area, (ii) the southwest corner area and (iii) the southeast corner area.  In total, 440 holes were drilled for an aggregate total of 9,286 m.

Five main trends and isolated gold anomalies were targeted by 5 fences of various lengths ranging from 0.2 km to 1.2 km.  Two fences 1A and 1B reported holes with anomalous gold values.  Fence 1A tested an isolated gold anomaly on Line 22500E.  Holes ITRB-154 and ITRB-155 returned 0.54 g/t Au over 10 m and returned 0.47 g/t over 9 m, respectively. Fence 1B tested two trends on Line 23000E.  Four holes ITRB-222, 227, 229, and 230 returned anomalous gold values ranging from 0.34 g/t Au over 6 m in Hole ITRB-222 to 0.46 g/t Au over 13 m intersected in hole ITRB-227.  The gold anomalies intersected in the RAB drilling confirmed that most of the gold soil anomalies can be correlated to structures and/or contacts.

Four fences 1E, 1F, 1G and 1H, being 250 to 400 m long, were drilled on the Golden Horseshoe Reef grid. Fences 1E and 1F tested the northwest extension of the Reef on lines 660E and 1000E and 1H tested the southeast extension of the reef in the granite on line 31000E.  Fences 1E and 1F targeted the felsic volcanic/basaltic contact correlated to the reef where discordant north-northeast to northeast structures were interpreted.  Hole ITRB-445 on fence 1E returned  0.74 g/t Au over 14 m, including 2.2 g/t Au over 3 m in a feldspar crystal tuff possibly the Golden Horseshoe Reef structure.  Hole ITRB-460 on fence 1F also returned very encouraging results being 2.97 g/t Au over 8 m, including 6.63 g/t Au over 3 m in saprolite (quartz crystal tuff).  Holes on fence 1G and 1H returned geochemically anomalous gold values.

Three fences 1I, 1J and 1L, being 150 to 400 m long, were drilled in the southwest corner of the Property. Several of the holes drilled on these fences returned anomalous gold values.  All of the holes encountered essentially the same sequence of carbonatized mafic volcanics.  The felsic volcanic horizon initially interpreted in the area are absent or thinner than expected. In addition, one fence, 1K, being 200 m. long, was drilled in the southeast corner of the property.  This area of the property is essentially unexplored.  The fence unexpectedly intersected a thick argillite horizon and felsic crystal tuff similar to those intersected northwest along strike.

A multi-purpose drilling program, consisting of a combination of RC and diamond drilling in the same hole, was carried out during the period from June 28 to August 5, 2000 on the Itetemia prospecting license.  Four holes were drilled for an aggregate total of 1,558.2 m comprising 526.0 m of RC drilling and 1,032.2 m of diamond drilling.  Two holes ITDD-69 and 70 tested the “QFP/Reef 2” located in the southwest corner of the license, targeting the lateral and depth extensions of the QFP intersected in diamond drill hole ITDD-37, grading 0.40 g/t Au over 40.1 m.  Holes ITRC-71 and 72 holes tested the northwest extension of the Golden Horseshoe Reef. A subsequent diamond drilling program was carried out during the period from August 17 to October 20, 2000 and consisted of 12 holes totalling 2,376.8 m. The objective of this program was to test the Golden Horseshoe Reef at depth and along strike to the west, the southwest corner area and 7 anomalies identified during the 1999 soil sampling program.  The significant assays greater than 0.1 g/t Au and greater than 1,000 ppm CuZnPb are summarized in the table below:

2000 MULTIPURPOSE AND DIAMOND DRILLING PROGRAM
(significant assays >0.19 g/t Au and >1,000ppm Cu+Zn+Pb)
HOLE	FROM	TO	INTERVAL	Au	Cu	Zn	Pb
	(m)	(m)	(m)	g/t	(ppm)	(ppm)	(ppm)

ITRC–69	248.8	252.0	3.2	0.217	n/a	n/a	n/a
ITRC-71	453.5	467.5	14.0	0.140	390	7,140	3.850
ITRC-72	370.3	377.0	6.7	0.106	170	1,330	40
ITDD-40	335.9	366.5	30.6	3.65	365	639	n/a
including	337.8	343.8	6.0	7.75	867	1,359	n/a
including	337.8	342.2	4.4	9.80	1,109	1,290	n/a
including	351.0	359.0	8.0	5.49	449	806	n/a
including	351.0	354.4	3.4	8.84	496	1,158	n/a
ITDD-41	309.0	330.4	21.4	1.55	86	481	n/a
including	311.9	316.6	4.7	2.63	166	1,512	n/a
ITDD-42	115.5	118.1	2.6	1.07	534	837	n/a
ITDD-43	134.0	135.5	1.5	1.22	n/a	n/a	n/a
ITDD-44	128.0	131.2	3.2	2.50	n/a	n/a	n/a
ITDD-46	117.9	120.9	3.0	0.98	n/a	n/a	n/a

2001 Exploration Program

During 2001, the Company carried out, on behalf of Barrick, the following exploration program.  Barrick provided the funds for the 2001 program to the Company through share subscriptions, as provided in the Barrick Venture Agreement.  Pursuant to the Barrick Venture Agreement, 80% of the funds subscribed for are required to be incurred in respect of the Itetemia Property.  The total cost of the 2001 program, including support services was $554,046.

In May 2001, the Company reported that two NQ core holes, totalling approximately 1,100 meters, were drilled to evaluate the down dip potential of gold mineralization in the Golden Horseshoe Reef deposit. The results of this drilling are summarized in the following table:

MINERALIZED INTERVAL
DDH#	Grade (g Au/T)	Width (m)	Interval (m)	Zone
GHDD-25	2.10	27.20	479.40-506.60	Mineralized Envelope
2450E; 100S
Location Includes:	3.14	16.45	483.45-499.90

Contains:	4.58	6.50	484.35-490.85	South Zone
	6.73	1.40	498.00-499.90	North Zone

	11.0	1.00	518.50-519.50	Quartz Feldspar Poryphyry
GHDD-25W	2.15	49.8	464.50-514.30	Mineralized Envelope
2450E; 100S
	4.42	2.9	470.50-473.40	South Zone
Contains:	5.59	2.2	476.10-478.30	North Zone

The recent deep core drilling of the Golden Horseshoe has confirmed that gold mineralization over widths of approximately 50 meters has been traced from surface to a vertical depth of 440 meters. The gold mineralization occurs primarily within two discrete gold zones, the South and North zones, and appears to plunge 55° to the northwest. Gold mineralization intersected in Hole GHDD-26 indicates that the geologic structure hosting the gold mineralization of the Golden Horseshoe Reef deposit may transect the felsic package of rocks. This suggests that the gold mineralization may extend further to the west, beyond the basaltic rocks that were previously thought to represent the western limit of the gold mineralization.

The Company is of the opinion that the drill results correlate well with the geology and gold mineralization identified by previous surface trenching and shallow core drilling. Additional drilling is required to provide adequate information of the continuity of the geometry and grade of the gold mineralization for updating the current resource estimate.

2002 and 2003 Exploration Programs

During the 2002 fiscal year, the Company has carried out only minor surface work on the Itetemia Property at a cost of $250,364.  No drilling was conducted and no significant new results were reported.  During the 2003 fiscal year, the Company incurred only minor geochemical and geophysical work of $13,910 on the Itetemia Property.

Sampling, Analysis, and Security of Samples

Soil Sample Preparation, Analyses and Security of Samples

A typical soil geochemical sample consists of 0.5 to 1 kg of soil collected at the bottom of a 0.5 m deep hole.  The samples are bagged and analyzed for gold using either mobile metal ion (“MMI”) or fire assay techniques.  The MMI method is a geochemical analysis based on soluble element concentrations in the sample.  This method provides a very fast and cost effective way to analyse a large number of reconnaissance soil samples.  Samples selected for fire assay are analysed by the SGS Laboratory, an ISO approved facility in Mwanza. The soil sampling was carried out by a technician under the supervision of the project manager to ensure quality control.

RAB and Diamond Drilling Sampling

Sampling of RAB and diamond drill core was completed by Company personnel under the supervision of the project manager to ensure quality control.  Samples are sent to the SGS Laboratory, an ISO approved laboratory in Mwanza, for fire assay.  Every 10 to 15 samples, SGS Laboratory took a second split from the pulp for a check assay.  Tancan has traditionally taken the second assay value (second split) and averaged this value with the first assay value.  The assay data was compared against the original drill logs to ensure that any anomalous values could be explained based on the reported geology. Steffen, Robertson and Kirsten Consulting (Canada) Inc. (“SRK”) has reviewed the data and believes the quality of the data is good and that the sample preparation, analysis and security was carried out in accordance with best industry standards. Nevertheless, SRK suggests that averaging the sample assays is inappropriate because an averaging approach leads to a larger sample size for assay and, therefore, a different grade distribution (i.e., larger samples have less volatility in grade values).

Data Verification

SRK examined the spilt core from several drill holes on the Itetemia Property and identified 11 sections of core to be re-split for independent analysis.  At all times, the samples were under the care and control of SRK, until they were submitted for analysis to SGS Laboratories, an ISO approved laboratory in Mwanza. Although only a limited number of samples were taken, the assays results correlate well with the typical grades and metal ratios reported by Tancan.

Geology

Regional

The Lake Victoria area contains 12 Archean Nyanzian greenstone belts which are surrounded by and have been interrupted by numerous granitic intrusions.  The Nyanzian belts comprise a volcano-sedimentary sequence composed of mafic to felsic volcanics (lavas and tuffs), BIF and shales. The greenstone belts have been grouped into locally distinct geographic regions.  One of these regions is the Southwest Mwanza Region which includes a large area south of town of Mwanza, located on the south shore of Lake Victoria.  There are five greenstone belts in the Southwest Mwanza Region, one of which is the Ushirombo belt. The Ushirombo belt is an east-west trending belt, the eastern end of which is located approximately 25 km west of the southern end of Smith Sound on Lake Victoria. The eastern end of the belt is arcuate in shape and trends northerly tangential to the northwestern flank of the Siga Hills.  The Bulyanhulu Mine and the Itetemia Property are located on the northern trending portion of the Ushirombo greenstone belt.  Approximately 25 km west of the northern tip of the Ushirombo greenstone belt is the Sarama-Rwamagaza belt which hosts numerous gold occurrences including the Buck Reef deposit.

The Bulyanhulu Mine is owned by Barrick and has been developed as an underground mine.  Construction of the US$280 million mine began in the 3rd quarter of 1999.  The mine entered into production in 2001 and produced 241,575 oz of gold in 2001 and 356,319 oz of gold in 2002.  Production is expected to increase to 415,000 oz of gold in 2003.  Total cash cost was US$197 per oz in 2001 and US$198 per oz in 2002, but is expected to decrease to US$151 per oz over the 21 year life of the mine.

Property

The Itetemia Property is underlain by the northerly trending eastern portion of the Ushirombo Nyanzian greenstone belt.  Granite underlies the eastern and northern portions of the property.  The greenstone/granite contact trends northerly through the east-central portion of the Itetemia prospecting license and through the central portion of the Itetemia East prospecting license onto the Itetemia Village license; at which point, the contract tends westerly through the Mwingilo license cutting the northeast corner of the Ngula license. Sixty percent of the Itetemia, Itetemia North and Ngula licenses are underlain by the Nyanzian greenstone belt.  The remaining 40% is underlain by granite.  Granite variably underlies 90 to 100% of the Itetemia East, Itetemia Village and Mwingilo prospecting licenses. The mbuga soil covers 10 to 40% of the property.

Lithology

The lithologies encountered on the Itetemia and Itetemia North prospecting licenses can be divided into three volcano-sedimentary domains: (i) Northeast Domain, (ii) Central Domain and (iii) Southwest Domain. The granite truncates these domains to the east. The Northeast Domain is composed of basalt, felsic flows, thick to thin sequences of argillite and dykes/sill of gabbro.  The domain is up to 3 km thick, exhibits a north to north-northeasterly trend and has numerous extensive HLEM conductors.  The conductors are related to argillite dominantly located in one horizon at the top of the sequence.  A massive sulphide unit/zone is situated at the bottom of this horizon marking change in the volcanism.

West of the Northeast Domain, the Central Domain is dominantly composed of a thick sequence of basalt. Based on the previous RC drilling, three mafic cycles can be defined in this domain.  The middle cycle, characterized by higher contents in chlorite reflecting probably a magnesium composition, separates the two cycles. However, it is not clear if the MgO increase is an alteration product or a primary composition.  North-northwest to north trending conductors are associated with and define the trend of this domain.  Dykes/sills of gabbro/diabase/pyroxenite are also interpreted in this sequence.

The main characteristic of the Southwest Domain is the presence of felsic crystal tuffs and felsic crystal lapilli tuff.  Four horizons (cycles) have been identified which are usually separated by mafic to intermediate flows and or the argillite beds.  These units exhibit a well defined northwest to north-northwest trend. The first basal cycle, crystal tuff (tops to the west) is dacitic in composition exhibiting feldspar crystals and thin interbeds of dacite and argillite. The base of this unit defines the boundary with the Central Domain. The Golden Horseshoe Reef is hosted by a dacitic unit within the first crystal tuff near the contact with the granite.  The second cycle, commences with a felsic crystal tuff exhibiting quartz crystals.  This unit is reported to be more felsic in composition than the first cycle crystal tuff.  The third cycle, felsic crystal tuff is separated from the second cycle by an andesite/basalt sequence. The fourth cycle, felsic tuff is a crystal lapilli tuff and is separated from the third by a carbonatized basaltic sequence; the matrix, appears to have the same composition as the second and third quartz crystal tuff.  This cycle corresponds to the stratigraphic sequence reported in the footwall of the Reefs 1 and 2 at Bulyanhulu.  The Bulyanhulu Reef 1 is hosted by an argillite horizon at the top of the sequence.

Alteration

At the property scale, the main alterations observed are sericitization, carbonatization, silicification and hematization.  A weak to strong sericitization affects the felsic volcanic rocks intersected in the holes drilled in the southwest corner of the Itetemia prospecting license. These units are white cream to yellowish in color.  The carbonatization, mostly observed in the basalt and andesite, has also been observed in certain intermediate/felsic tuffs.  The rock appears lighter in colour and has a reaction to the 10% hydrochloric acid.  The strongest carbonatization is observed in the southwest corner.  The silicification and hematitization are sporadic and appear in the vicinity of the granite contact.  A moderate to strong silicification is observed in mafic units and the hematitization appears in the quartz feldspar porphyry and the granite.  Finally the epidotization is locally noted in the pillowed mafic flows.

On the Golden Horseshoe Reef, the albitization and the silicification are the most important alterations. The yellowish to brownish color alteration and a strong hardness suggests albitization.  The lithogeochemical analysis should confirm this type of alteration.  Albitization appears in the felsic crystal tuffs and dacite at different intensity.  The silicification may be related to the albitization, but is difficult to identify when this alteration is too strong.  Otherwise the silicification appears along crosscutting fractures in both felsic units.  The silicification has also been identified in the basalt located to the North of the Golden Horseshoe Reef.  The basalt is dark green and has a very strong hardness. Other types of alteration like epidotization, chloritization and ankeritization are observed but they are limited and/or weak to very weak.  The epidotization is associated with pillowed mafic flows, the chloritization affects some basalt and felsic/intermediate tuffs, and the ankeritization is noted in felsic crystal tuffs located in the southwest corner of the Itetemia license.

A sericitic hydrothermal alteration is characterized by a sodium depletion (<1%) and a gain in potassium corresponding to <0.1% Na2O and >2.5% K2O in felsic volcanic rock (>60% SiO2).  It could be outlined by the Sericitic Index being (K2O/ (K2O +Na2O)) x 100.  Sericitic index greater than 70% is considered anomalous for felsic rock.  The sericitic alteration visually observed in the felsic rocks of the holes ITDD-01 and 11 is not confirmed by the lithogeochemistry.  The Sericitic index is generally less than 40% with four samples ranging 52-61%.  However, the carbonatization is confirmed in the mafic units.  Additionally, high contents in CaO (9-12%) and high loss on ignition (8 to 16%) were noted.

Structure

The volcanic and sedimentary rocks have a northwest to north-northwest trend and typically dip 85 to 90° to the northeast.  The known polarity was to the southwest for all the units but a northeast polarity for the area of the Golden Horseshoe Reef is possible.  This change in the polarity may be explained by folding. Evidence of folding has been observed in the field and in the diamond drill holes.  Some outcrops showed “S” folds in argillite horizons with axial plan parallel to the main schistosity which follows the NW-NNE trend.  Also, numerous argillite horizons intersected in the diamond drill holes, exhibit micro folding. Two phases of deformation can be identified.  On outcrop CB99-05, the first phase (S1) is very well developed oriented at around 300°/70-90°. The second phase schistosity (S2) less developed characterized by crenulations (kink bands) at 320°/40°.  Generally the schistosity S1 is weakly to moderately developed in all the volcanic and sedimentary units.  Locally, S1 appears more developed when related to shearing.

Mineralization

The sulphide mineralization encountered on the Itetemia Property comprise massive to semi-massive, stringers, veins and veinlets, disseminated and nodular mineralization.  The types of mineralization are (i) sulphides associated with volcanism activity; (ii) remobilized sulphides associated with deformation (shear hosted); and (iii) sulphides associated with sedimentation.  The gold and metallic contents associated with this mineralization are variable and the relation between the grades and the mineralized type is not well known at this stage.

The massive to semi-massive sulphide mineralization seems to be related to volcanism.  It occurs in two areas on the Property.  One area is located in the northern part of the licenses and has been intersected by the hole ITDD-06.  More than 30 m. of sulphides were intersected at the contact between a QFP and an argillite horizon separating two pillowed basalts.  The sulphide content ranges from 10 to 90% pyrrhotite, 2 to 5% pyrite, trace to 5% sphalerite, trace to 1% copper.  Five to twenty percent of felsic material (ash tuff/quartz) and less than 3% argillite are associated with and brecciated by the sulphides.  The pyrite-sphalerite-chalcopyrite appears in stringers and/or blebs in the pyrrhotite and ash tuff.  The massive sulphides have also been intersected by RC holes, but the relation with the other units is less evident. Massive to semi-massive sulphides were also mapped in the Golden Horseshoe Reef where a 1 to 4m thick sulphide zone, containing 20 to 80% pyrite-pyrrhotite, was intersected in a number of holes.  Most of these zones are located close to or at the northeastern contact.  Furthermore, hole ITDD-33 intersected a sulphide zone having 15 to 30% pyrite from 204.7 to 205.15 m. These sulphides, presenting laminations that suggest a possible exhalite environment, are also located to the northeastern contact.  Along the southwest contact, argillite, brecciated by stringers of sulphides, has been intersected by drilling.

The stringer, vein and veinlet sulphides may be related to the volcanism and to remobilization.  They appear in quantities ranging generally from trace amounts to 5% and can reach 10-20%.  The pyrite and the pyrrhotite are the most usual sulphides.  Chalcopyrite-sphalerite-arsenopyrite and rare galena are present in weak quantities, generally less than 1%.  This type of mineralization can be found in the felsic volcanic rocks and in argillite. The Golden Horseshoe Reef mineralization occurs as massive sulphide veins locally ranging from 15-30 cm wide.  Sulphides dominantly appear in veins/veinlets less than 5 cm wide in felsic volcanic rocks.  Five to thirty percent pyrite-pyrrhotite is common over sections of 1 to 15 m along the holes.  They are sub-concordant and parallel to the schistosity.  The strong shearing at the Golden Horseshoe Reef probably represents a remobilization of the sulphides.  Those parallel to the schistosity may represent, in part, that type of mineralization. Argillite units are generally affected by a strong deformation associated with at least two folding phases, S1 and S2.  The sulphides (pyrite-pyrrhotite) along the schistosity, S1, may represent remobilized and/or primary sulphides affected by a second deformation.  Massive to semi-massive veins (mm to cm) are also reported in the argillite.  They appear parallel to sub-parallel to the schistosity and are probably related to the volcanism since, as the stringers observed, they give a breccia aspect to the hosted rock.

Disseminated sulphides, fine grained, coarse grained or in blebs of less than 1 cm can be related to the three types of mineralization.  They appear in all lithologies, including mafic dykes and granite.  The main sulphide encountered is pyrite.  It is common to see trace to 1% disseminated pyrite in altered and unaltered units.  At the Golden Horseshoe Reef, 5% to 15% disseminated sulphides are reported.  They are composed of pyrite and pyrrhotite and are associated with the other sulphides.  The nodular sulphides are related with a sedimentation period indicated by argillite horizons.  Up to 5% of the sulphides in the argillites appear nodular.  It corresponds to  less than 3% of the total sulphide content in rock.  Mostly composed of pyrite, the sulphides exhibit a nodular shape, generally less than 1 cm, and elongated along the schistosity.  The nodular sulphides are associated with quartz-carbonate material, which fills the cavities around the nodules.

Mineral Processing and Metallurgical Testing

Preliminary mineral processing and metallurgical test work has been completed by International Metallurgical and Environmental Inc. (“IME”) under the direction of Minestart Management Inc. (“Minestart”).  The metallurgical samples were prepared by IME from assay laboratory rejects.  The samples tested ranged in grade from 0.87 g/t Au to over 4.0 g/t Au; however, most of the samples ranged from 3 to 4 g/t Au.  A majority of the test work focused on determining the gold extraction from coarsely crushed material.  The leach tests of crushed material resulted in low gold extractions, due to non-liberation of the contained gold, as a result of poor exposure to the leach solution.  The gold recovery in these tests ranged from 25% to 47%.  The particle size distribution was shown to be very significant in determining the overall gold extraction from the mineralized material.  A standard bottle roll test was also carried out on this material.  A composite sample, grading 3.67 g/t Au, was crushed and finely ground as feed for the test.  Following the test, the residue assayed 0.06 g/t Au, which yields an overall gold recovery of 98%.

The material was shown to contain fresh sulphide mineralization and consideration was given to pre-concentrating the gold, through a bulk sulphide flotation stage.  Using an industry standard bulk sulphide flotation process in a laboratory flotation test, the sulphur recovery was very good, in excess of 94% of the available sulphur. Gold recovery, however, was shown to be much less than the sulphur recovery, indicating that the gold appears to be contained in silicate minerals. The results of the metallurgical work indicate that grinding and agitated tank cyanide leaching of the material will be required to maximize gold recovery. Additional test work will be required as the deposit is further explored and defined.

Mineral Resource Estimation

In 1998, Minestart was retained by Tancan to prepare a mineral resource estimation for the Golden Horseshoe Reef.  The mineral resource was calculated based on 13 diamond drill holes which were drilled at 25 m. intervals along strike for approximately 300 m. and to a depth of approximately 50 m. The mineral resource was calculated using polygons on cross-sections incorporating a 2.0 g/t gold cutoff and a constant bulk density of 2.7 tonnes/cubic meter. Minestart estimated the mineral resource for the Golden Horseshoe Reef to be 511,000 tonnes grading 7.09 g/t gold.  As an integral part of its review, the Company hired Steffen, Robertson and Kirsten Consulting (Canada) Inc. (“SRK”) to review the mineral resource estimate prepared by Minestart, and SRK provided the following observations:

  SRK believes there is a need for more near-surface and down-dip information in order to better define the controls on the mineralization and the geometry of the mineralized horizon. With respect to the density, SRK notes that the bulk density was used for estimating the bulk tonnage. Given the climate and the weathering environment, the density of sulfide rich rocks and volcanics could vary considerably and based on their experience it may be required to weigh the assays during compositing and estimating the bulk tonnage of the mineralized and unmineralized zones.

  With respect to the 2.0 g/t cutoff grade used in the estimation, SRK believes that initially, it might be possible to mine the reef by way of a very narrow and shallow open pit.  However, it is more likely that given the higher grade mineralization, narrow widths and current limited strike length the Golden Horseshoe Reef would be more amenable to underground mining methods.  As such, the cutoff grade of 2.0 g/t gold initially used to estimate the mineral resource may be too low.

  With respect to the diamond drilling core recovery, SRK considers the NQ size to be appropriate and that it has been appropriately split using a diamond saw.  The split core remains in good condition and is stored on-site in a proper facility. The rock quality is very good. The core recovery is excellent.

SRK believes the mineral resource estimation prepared by Minestart to be an inferred mineral resource as defined by standards set by the Canadian Institute of Mining, Metallurgy and Petroleum.

Luhala Property

The following discussion regarding both the Luhlala and Lunguya Properties below is summarized from a technical report prepared in accordance with the requirements of NI 43-101F dated February 28, 2003 entitled, “Report on the 2002 Exploration of the Luhala Concessions and the Lunguya Concessions, Lake Victoria Goldfields District, North-Central Tanzania” by Dr. Jim L. Oliver, Ph.D., P. Geo. (the “Luhlala and Lunguya 2002 Report”).  The reader is referred to the complete text of the Luhala and Lunguya 2002 Report, which is available at www.sedar.com.

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania. It lies approximately 70 kilometres south of the city of Mwanza.  The Luhala property consists of four (4) prospecting licenses (namely, the Luhala PL 1450/00, Shilalo PL 1303/99, Ngobo PL 1559/00 and Sima PL 1560/00).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania, although the Shilalo is currently under application for renewal.

The Company has a 100% interest in the Luhala prospecting license, and has the right to acquire a 100% interest in the Ngobo and Sima prospecting licenses by making a series of payments to the property holder, Widescope Promotion Ltd. (“Widescope”), totaling US$120,000 over six years for the Ngobo license and US$84,000 over six years for the Sima license.  Widescope retains a 2% net smelter returns royalty on both the Ngobo and Sima licenses, which the Company may buy back, in each case, one-half (i.e. 1%) for US$1,000,000. For the Shilalo license, the Company has the right to acquire a 100% interest by making a series of payments to the property owner totaling US$16,000.  The Shilalo property owner retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e.1%) for US$ 250,000.

Each of the prospecting licenses forming the Luhala property has the following mandatory annual work and rental payments:

Prospecting License	Work Program	Rentals	Minerals Covered
Luhala (PL 1451/00)	None	*	all excluding building materials and gems

Shilalo (PL 1303/99)	None	*	all excluding building materials and gems
Ngobo (PL 1559/00)	None	US$406	all excluding building materials and gems
Sima (PL 1560/00)	None	US$940	all excluding building materials and gems

*These requirements are unknown at this time because application has been made for the renewal of the relevant license, which renewal is pending at this time.

The Luhala property covers an area of approximately 129.5 square kilometers.  The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilational structures.  There is widespread gold mineralization on the property over a 6.25 square kilometer area.  Grab samples of rock from the property have run up to 7.8 grams per tonne gold.  Trench samples have run up to 22.1 grams per tonne gold over 2.5 meters.  One diamond drill intersection on the property ran 1.76 grams per tonne gold over 27 meters.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Luhala Property is via the main Mwanza – Shinyanga road, which is a single lane, good to excellent quality, asphalt highway.  Approximately 45 kms south of Mwanza, a dirt road from a junction at the settlement of Manawa, leads southwest to the town of Misasi.  The property has year round access, although seasonal winter rains, December to March, may result in flooding in low lying areas which are dominated by mbuga (black organic rich laustrine flood soils).  Most lowland areas are under active cultivation, corn, rice, beans and mixed crops, by subsistence farmers.  Low scrub and thorn bushes cover the small hills.  The area has been, for many years, deforested by local agricultural practices.

At Luhala, the mean elevation is approximately 1,200 m above sea level, with a series of small sub-rounded hills, rising up to one hundred metres above the surrounding plain.  These hills are typically formed by either resistive iron formations or felsic volcanic rocks.  Mafic volcanic rocks weather recessively and are typically only exposed in trenches through well formed laterite profiles.  Laterite development is extensive with brick-red laterites overlying weak mottled zones and saprolites at a depth of approximately 3-5 m’s.  Deep weathering penetrates 45 - 60 m’s vertically within the subsurface.

An enthusiastic and competent labor force is available through the surrounding villages, and local people have been routinely hired during the trenching, drilling and soil sampling programs conducted on this property.  However, no other significant infrastructure is available.

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947.  The exploration history of Luhala may be summarized as:

LUHALA EXPLORATION HISTORY SYNOPSIS

Year	Operator	Work Performed
1947	Tanganyikan Geological Survey	Underground adit, Shilalo West
1960’s	Unknown	Minor test pits and trenches
1994	Tan Range	Grab sampling and panning, Luhala Hills

1996	Tan Range	Airbourne magnetic survey, 505 m diamond drilling in two drillholes
1997	JCI/Tan Range	MMI survey, 5,700 samples collected, geological mapping and sampling, 243 grab samples, gradient array IP over Lahula Hills, 5 DDH’s for 549 m
2000	Newmont/Tan Range	251 Rotary Air Blast (RAB) drillholes
2001	Tan Range	10 DDH’s, 1204 m, trenching and sampling, 32 RAB holes, totaling 1969 m. Regional mapping
2002	Tan Range	Property mapping.
2003	Tan Range	Updated geological model

The sole activities conducted on the Luhala project during 2002 were mapping and surface sampling. No drilling programs were completed on the property in 2002.  The work programs at Luhala to date have greatly enhanced the Company’s understanding of the geological and structural environment on the property.  Future drill targets in the South Shilalo and Kisunge areas are now based on an updated geological model.

Geology

The Tanzania craton is surrounded by Proterozoic and younger orogenic belts, and consists of volcano-sedimentary greenstone sequences deposited between 2.8 and 2.5 Ga.  The oldest rocks in the Lake Victoria - Sukumaland Greenstone belt (basement gneisses) have been historically interpreted to be part of the Dodoman System, which was interpreted to be significantly older than the enclosing supracrustal rocks (Quennnel et al., 1956).  This interpretation has been called into question by the recent single zircon age dates developed by Borg and Krogh (1999) and the Dodoman sequence is now suggested to be emplaced or completely reworked coevally.

Supracrustal rocks were divided into the Nyanzian System (a dominantly volcanic sequence) and the unconformably overlying Kavirondian System (dominantly sedimentary molasse deposits, Stockley, 1943; Clifford, 1970).  The Sukumaland Greenstone Belt is one of eight belts of Nyanzian stratigraphy recognized in the Tanzanian Craton by Borg and Shackleton (1990).  It has a two fold arcuate shape with aninner (Lower Nyanzian) belt characterized by tholeiitic basalts and the outer (Upper Nyanzian) by volcaniclastics and chemical sediments.  Lunguya is located within the inner arc and Luhala in rocks of the outer arc.

Metamorphism of Nyanzian Greenstone Belt rocks is generally of lower to middle Greenschist metamorphic grades, and two deformational episodes have been suggested by Borg and Krogh (1999).  Amphibolite grade metamorphic rocks are exposed in the eastern portions of the belt near Tulawaka, but in general higher grade metamorphic complexes are rare. Differences in the regional scale environment, Luhala Outer Arc – Upper Nyanzian section and Lunguya, Inner Arc Lower Nyanzian section are also strongly reflected in the occurrence scale geological features at both Luhala and Lunguya license areas.

Luhala is found within the eastern portion of the Buhungukira Belt, a local place name assigned to one to the eight greenstone belts in the Lake Victoria District.  These rocks are believed to be the eastern continuation of the Geita  Greenstone Belt and consist of dominantly Upper Nyanzian rock sequences.

In the Luhala area, the predominant structural grain is dominated by an early deformational event which has deformed all supracrustal rocks into tight, south to southwest plunging, west overturned, synforms and antiforms.  The short limbs of these folds may have east-west strikes and modest, 40 degree south dips. The long limbs of these folds have north to northeast strikes and generally much steeper, 60 – 80 degree, and east dips (Oliver, 2001).

At Luhala, three principal mineralized zones have been identified. These include Kisunge, – Shilalo South, and Shilalo West.  All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800 m’s and converge just south of Line 6200 E and 3800 N.

(i)

Kisunge:

Geological relationships at Kisunge Hill were developed by rapidly stratigraphically mapping and structurally logging all available diamond drill boreholes.  Most of the gold mineralization at Kisunge Hill is associated with a chert-felsic volcanic contact.  The chert-felsic volcanic contact strikes 080°and dips 40° south. Hyaloclastic breccias are common, within the felsic volcanic rocks of this section, and these may be overlain by more massive flow members and underlain locally by stratified tuffaceous sediments. Graded beds within these sediments indicate that the Kisunge section is upright. Several felsic flow breccias are noted throughout the section and iron rich, very incompetent, deeply weathered zones often separate these. At Kisunge, the top of the felsic section may be contemporaneous with a massive chert member, which occupies the same stratigraphic position. The felsic section overlies a spectacularly brecciated and sulphidized mafic unit. The breccia matrix composition and textural features of these breccias suggests that they are derived from autogenous flow processes.

(ii)

Shilalo South:

At this locale, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation. Although it is relatively thin, averaging less than 10 metres true thickness, the unit appears to have good lateral continuity and it may be mapped consistently across the 800 metres of this map area. The marker has been deformed into a smaller scale southwest plunging synform, The northwest, shallow limb of the synform unit has an average strike of 030°  and dips 50° to the southeast. The southerly limb appears to have a much steeper orientation, dipping sub-vertically 80°.

(iii)

West Shilalo:

Shilalo West is located approximately 800 metres northwest of Shilalo South.  Here the section generally strikes 170° to 195° and dips 55° to 70° east. Like Shilalo South, rapid strike rotations may be noted. For example, near line 3450 N and 6475 East, strikes shift to 070° with 70° south dips.  This occurrence has many similarities to the Shilalo South occurrence, including:

1.

A felsic flow, not chert, forms the dominant host stratigraphy to gold mineralization. The unit is strongly brecciated and flooded with secondary quartz. Quartz vein fragments, which display strong rotational growth asymmetries, are noted within the felsic flow unit. Vein fragments have been subsequently brecciated after their formation.

2.

A small less than 1.0 m thick, poorly preserved dark grey chert horizon was located at the structural base of the felsic flow sequence.

3.

A brick red, fine grained, strongly hematitic rock forms the immediate structural hangingwall to the mineralized zone. These rocks appear similar to the “red tuff” unit noted in the hangingwall of the Shilalo South mineralized zone

                                                      40

Quartz rich clastic or volcaniclastic units are absent in the hangingwall position to the mineralized zone. These units were noted in the proximal hangingwall at South Shilalo.

4.

Quartz-feldspar rich, waxy, pale green-grey, well bedded ash and crystal tuffs as well as more quartz rich volcaniclastic rocks form a thick greater than 50 m footwall to the mineralized zone.

The volcaniclastic sediments found in the proximal footwall at South Shilalo are much less quartz rich than those at West Shilalo.

5.

Although many graded beds are noted in the footwall rocks at West Shilalo, no reliable younging information could be obtained from the badly fragmented, broken and rotated core logged in LSD

08A.

The results of diamond drilling in this area strongly outline the importance of the felsic volcanic – chert – structural sites and gold association. LSD – 08A is collared in the hangingwall to the mineralized zone, traverses the host rhyolite-chert lithology and terminates in the footwall. This borehole cuts significant, 3.55 g/T Au over 5 m’s, 60.0 - 65.0 m, near the hangingwall contact of the felsic volcanic rocks and is mineralized repeatedly at over gram ranges throughout much of the felsic host interval, which in this borehole is over 35 metres thick, Figure 5.

The felsic volcanic rock package once again presents an excellent structural site for the development of dilatant sites and gold mineralization.  As at South Shilalo, a well defined planar, brittle-ductile structural zone was not identified.  Gold distribution is likely related to volumes of extensional and shear extensional veinlets, which are developed within the felsic volcanic rocks at or near, the felsic volcanic-”red tuff” contact.

Exploration

Exploration at Luhala has included the following material work:

1.

The development of a strong, 1:5,000 scale geological map base tied to sub-surface geological data.

 The geological base has strong predictive value and may be used to guide and interpret both the results of historical drilling and plan future programs.

2.

RC and diamond drilling conducted during 2001 on the Luhala property was successful in “ground truthing” the interpreted structural style and conclusively demonstrating the association of multi-gram per tonne gold mineralization at well defined structural and stratigraphic sites, particularly antiform –

synform closures near felsic volcanic –  tuff contacts.

Mineralization

At Luhala, gold mineralization is associated with zones of diffuse silicification, localized around small cm and mm scale fractures within competent chert and felsic volcanic rock units.  Major discordant vein structures are not identified and planar high strain zones are absent.  The width of these intersections may be estimated as approximately true width but this may only be ascertained through the construction of a complete set of geological sections which reconcile sub-surface and surface geological data.  Currently these kinds of sections are available for only a few of the total required areas.

No specific gravity data have been calculated for any of the rocks cored in these intervals and without strong cross sectional control, no reliable resource estimate for any of the principal mineralized zones at Kisunge, South Shilalo and West Shilalo may be calculated.

Drilling

Drilling programs were completed on the Luhala prospecting license in 2001, consisting of nine diamond drill holes, totaling 1,865 metres with an average depth of 207 metres.  The holes were planned along the three best RAB section lines (7400E, 7600E and 8000E) on Kisunge Hill, as well as some testing of a lower ranked target on the Shilalo South.  Some gold mineralization was encountered, including 4.3 metres at 1.84 g/t, 8.5 metres at 1.23 g/t, and 14.4 metres at 5.72 g/t, using a 1g/t cut-off.  Diamond drilling has shown that these gold zones do not continue at depth.  The distribution of gold at Kisunge would appear to be flat or near flat dipping.  There is insufficient drill hole coverage to tie up the numerous different rock types found at depth.  Most of the drill holes stopped in fresh rock, but it is not possible to model the significance of these rock types at depth.

No drilling programs were conducted during 2002 or 2003 on the Luhala Property.

Sampling, Analysis and Security of Samples

Diamond Drilling

Sample intervals for the Luhala drilling in 2001 ranged from 0.7 to 2.0 m’s, and averaged about 1.0 m. Intervals were marked in the core box with the sample tag number indicating the onset of the sampled interval.  Sample intervals for reverse circulation (RC) drilling at both Lunguya and Luhala were done on intervals ranging from 1.0 to 3.0 m.

Sampling in core with visible gold was done in a “non-partisan” fashion.  No effort was made to select core pieces with higher visual estimates of coarse particulate gold.  Or in other words, half of the sawn core sample was run for assay, while the other half was retained with no particular selection process regarding which sample would be assayed.  Boreholes cut the mineralized reefs approximately orthogonal to the dip of the veins, and therefore the width of assay intervals may be interpreted approximately as true thicknesses.

Highly weathered diamond drill core, was split using a hammer and chisel.  A standard diamond blade was used to cut fresh core and where possible all significant vein intersections.  Samples were submitted to SGS’s laboratory in Mwanza for assay.  No specific gravity determinations were done on either the Luhala or Lunguya core.

All core was transported from the drill site to a secure field camp by technicians or geologists under the employ of the Company. At the camp, which is an enclosed compound under 24 hour guard, the core was logged, split, or sawn by the procedures previously described.  Split core was bagged, with the sample number placed inside the bag and also written on the outside of the bag and then secured with a twist tie.  Samples were transported from the camp to the Mwanza assay lab by Land Rover, typically by one of the Company’s field managers. Core is stored at the Itetemia Camp in durable aluminum boxes.

At no time did any of the directors of the Company have sole control over the handling, transport or selection of drill core or core samples between the time of acquisition of the core to the time the samples were in the possession of the Mwanza assay lab.  Directors of the Company did have the opportunity to briefly examine split drill core on site prior to the receipt of assay results.

Samples appear to have been collected using well accepted methodologies and this sampling has been carried out in accordance with best practices to accepted industry standards.

Lunguya Property

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania, and the Company’s interest therein is held indirectly through Tanzam.  The Lunguya Property is situated in the Lake Victoria Greenstone Belt, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of  Bulyanhulu.  The Lunguya Property consists of six (6) prospecting licenses (namely, the Lunguya 1766/01, Lunguya East 1887/02, Shilela North 2059/02, Shilela 1307/99, Lunguya West PL 2193/03 and PL 1990/02).  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania, although the Shilela prospecting license is under application for renewal.

With respect to Lunguya PL 1766/02, in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining Consultancy Company Limited (“NMCCL”), Tanzam and LMC.  Tanzam will be entitled to a 60% shareholding and NMCCL will be entitled to a 40% shareholding in LMC.

The Lunguya Property covers an area of 329 square kilometers.  Work programs and property payments on each of licenses are as follows:

Prospecting License	Work Program	Annual Rentals & Preparation Fees	Minerals Covered
Lunguya 1766/01	None	$ 1,628.00	all excluding building materials and stone
Lunguya East 1887/02	None	$ 1,896.8	as above
Shilela North 2059/02	None	$ 885.60	as above
Shilela 1307/99	None	$1,248.00	as above
Lunguya West PL 2193/03	None	$1,622.80	as above
PL 1990/02	None	$205.80	as above

*These requirements are unknown at this time because application has been made for the renewal of the license, which renewal is pending at this time.

Through prospecting and mining option agreements, the Company has options to acquire interests ranging from 60% to 75% in the six (6) licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.  During the fiscal year ended August 31, 2003, the Company abandoned one of the licenses, and wrote-off $35,342 in costs deferred to such license.  There are no royalties to the original license holder.  At Shilela North, through a Prospecting and Mining Option Agreement signed by Tanzam dated June 25, 1999, the Company is obligated to make annual payments of US$7,000 until commencement of exploration or abandonment, with no royalties, and a right to obtain a 70% working interest in this project.  The payment schedule is identical at Shilela.  At Lunguya East, US$12,000 annual payments are required until commencement of exploration or abandonment, the Company can earn up to an 80% interest and no royalty is required.  For PL 1990/02, through a Prospecting and Mining Option Agreement dated June 10, 1999, the Company can earn a right to obtain a 75% working interest in this project and no royalty is required; an initial payment of US$50,000 was made and no annual payments are required.

Internal to the Lunguya prospecting license (1766/01) is a small approximately 1.0 square kilometre primary mining license (“PML”).  The PML is currently held by Mr. Joseph Magunila who is exploiting the Nyamakwenge Reefs.  Negotiations for control and the validity of this license is currently under discussion with relevant private and government third parties.  Portions of the currently known veins at Lunguya and some of the RC and Lunguya diamond drilling, conducted by the Company in 2002, lie within this mining license.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lunguya Property can be reached by plane from Mwanza to an airstrip accommodating Bulyanhuylu or by road via Geita up to the Bulyanhulu/Kahama road intersection. From Kahama, the property is located approximately 8 kms to the south, toward Lunguya village. Secondary roads and trails traverse the property. The Nyamakwenge Reef, located in the northeastern part of the property, can be accessed using a 12 kms dirt tract passing to the north of the property.  Climate and elevation are similar to the Luhala Property.

Very little outcrop (less than 1%) has been identified at Lunguya.  The entire property is flat and covered largely by granitic sands and grey orange laterities derived from granitic sources.  Like Luhala, Lunguya is actively cultivated, but also is being actively mined by a few score artisenal miners along the trend of the Nyamakwenge Reefs.  No significant infrastructure, power or water is available on site.  However, the entire infrastructure of the region including electricity, air transport, health clinics, schools, and improved road networks, have been greatly improved due to the proximity to the Bulyanhulu mine, some 20 kms to the north.

History

Exploration in the Lunguya area has had a much briefer history than the exploration of the Luhala area.  Reconnaissance overviews of this area are documented by Nutt, T. and Erick, R. (2000), but no significant historical exploration activities are known to the Company.  The license was acquired by the Company in 2001 and a program of bulk leach extractable gold (BLEG) sampling, geological mapping, rock sampling, reverse circulation (RC) and diamond drilling was initiated.

Geology

The very limited outcrop exposures on the Lunguya concession necessitate development of a geological and interpretive environment largely based on geophysical interpretations (Klein, 2002).

Regionally, Lunguya is located near the eastern terminus of the inner volcanic arc, lower Nyanzian, of the Sukumaland Greenstone belt.  The succession is dominated by tholeiitic volcanic rocks containing lesser felsic tuffaceous rocks and  argillaceous horizons cut by thin quartz porphyry dykes and sills.  The thick, banded iron formation and felsic flows characteristic of the outer arc Upper Nyanzian sequence are absent. Most of the map scale granite – greenstone contacts strike north-south.  No information is available with respect to the orientation of sub-surface contacts.

Airbourne magnetic interpretations have suggested the presence of both serpentinized intrusions and discordant mafic plugs (McMullan, 2002). Ground traverses have not substantiated the presence of these ultramafic bodies.

Aeromagnetic interpretations (Klein, 2002) suggest that several NW – SE shear zones, which can be traced for up to 4 km on filtered magnetic maps, occur across the northeastern corner of the property. This trend line has regional significance. In fact, 320° mineralized trends lines are common in the Bulyanhulu area located to the north of Lunguya (Chamberlain et al., 2000).

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact.  Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°.  These veins do not follow the 320° Bulyanhulu trend, a trend which sub-parallels stratigraphy.  On the property scale, two 330° trending fault  structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of  approximately 180 and 300 m.  The most definitive of these faults appear to have dextral and reverse movements and do follow the mineralized trends at Bulyanhula, 320°.

A few score artesinal miners have exploited these veins to a depth not exceeding 30 vertical m’s subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

Principal rock units at Lunguya are as follows:

Granite: The main granitic stock is formed by a medium to light cream well foliated granodiorite to granite.  Abundant plagioclase +/- quartz phenocrysts are common throughout the matrix.  Lesser potassic feldspar may be noted as irregular patches and washes throughout the matrix; most of these appear to be primary rather than secondary in origin.

Mafic Volcanic: These rocks are likely basaltic-andesites based on their medium to dark green color, the presence of a moderate to strong chloritic foliation surface and by the absence of feldspar phenocryts. Traces of disseminated pyrite are present throughout the unit.

Banded Iron Formations: These rocks are only identified by their airbourne geophysical signature (Klein, 2002).  An east-west to northeast striking band of highly magnetic rocks cuts the extreme southeast corner of prospecting license 1307/99.

Feldspar Porphyritic Dykes: Abundant, 10% euhedral feldspar phenocryts are present throughout a grey pink granodiorite compositioned rock matrix. Foliation development appears weaker in dyke rocks than in the main granodiorite stock.

Syenite – Hematitic Dykes:  A series of typically narrow, <5.0 m, red-orange potentially potassium rich dykes likely post-date the main granitic intrusive. These dykes trend sub-parallel to the strike orientation of the Lunguya veins. They may, however, be contemporaneous and represent a minor phase of the main granitic intrusion.

Exploration

Exploration at Lunguya has included the following material work:

1.

Rock geochemical surveys were successful in defining the principal mineralized trends of auriferous vein systems at Lunguya.  Reconnaissance mapping programs have established a spatial relationship of granite greenstone contacts to the localization of auriferous quartz veins.  The proximity of these contacts is clear at both the Nyamakewnge and Nyikoboko Reefs.

2.

Diamond drilling programs on the Nyamakwenge and Nyikoboko Reefs have been successful in demonstrating excellent geological continuity of the vein systems. Continuity of gold grades within  these vein systems is more problematic.

3.

In combination with geological mapping, diamond drill programs have established the strong likelihood that the Western and Eastern Reefs at Nyamakwange represent a common, fault repeated vein system with dextral and reverse offsets.  The re-constructed length of the known segments of this vein system is approximately 475 m’s.  The vein ranges in thickness, cross sectional indicated, from 1.0 to 8.0 m’s.

4.

Using right handed or dextral offsets, several apparently unrelated geochemical anomalies may be tied to interpreted dextral fault offsets of the Lunguya vein system.

Mineralization

Lunguya is a mineralized brittle ductile strain zone, developing internal to a major granite-greenstone contact. Gold is associated with one fault offset vein which is likely broken into two segments, the Western and Eastern reefs.  Lesser veins are also present.  The veins are interpreted to strike from 030° to 040° and dip 30° - 45° to the northwest and range in cross-sectional indicated width from < 1.0 to 8.0 m’s.  Known strike lengths or re-constructed fault offset veins are currently suggested to be approximately 475 metres.  Initial sampling of artisenal vein waste dumps indicated the presence of well mineralized dump samples.  The site contained greater than 200 of these small pits-shafts ranging from 1 to 20 metres deep (Bernier, 2002).  Of 125 grab samples collected, 43% returned grades greater than 5 grams per tonne and 15% exceeded 10 grams per tonne.

Veins are typically cream to light grey in color and often contain irregular hematitic fracture surfaces which are sometimes lined with small aggregates of free gold.  Diamond drill and RC programs at Lunguya have demonstrated excellent geological continuity of the Nyamakwenge West and East Reefs but weaker continuity of grade.  The difficulty in obtaining representative gold grades from small core samples of vein material containing coarse particulate gold is a well documented phenomenon (Clifton et al., 1969; Dominy et al., 2000).  Significant assays obtained during the 2002 diamond drill program at Lunguya are summarized in Table 4 of the Luhala and Lunguya 2002 Report.  Widths in these boreholes are approximately true widths and the boreholes have been collared roughly perpendicular to the strike and dip of the mineralized structural zones.

At least two generations of quartz veins are present at Lunguya.  One of these is characterized by light cream euhedral quartz flanked by a sericite +/- chlorite alteration envelope.  This vein generation is gold mineralized.  Net sulphide contents are low and pyrite is less than 0.5%.  Occasionally, copper carbonates and malachite are identified on fracture surfaces.  A second vein set is defined by extremely fine grained grey quartz, flanked by strong pink potassium feldspar or hematitic silica selvedges.

Drilling

Two programs of drilling where initiated on the Lunguya property during 2002. This included a seven hole RC program totaling 535 metres completed in late August 2002.  A follow-up diamond drill program consisting of 1175 metres of NQ core, in 18 boreholes was completed in November and December of 2002.  Boreholes where collared with respect to an on the ground grid system which was in turn controlled by hand-held, non-differential GPS data.  Collar locations are known to an estimated accuracy of +/- 3 m’s.  Downhole surveys using an Eastman single-shot down hole instrument where done when possible on longer holes. Orientated core samples were used, using a weighted marker, on intact core and vein samples.

Core recovery measurements where made on site by geotechnician of the Company.  RC boreholes (LGRC 01 – 07) utilized the same grid system as the diamond drill program.  The location of all drill collars were marked with concrete monuments.  Drilling was concentrated on the Lunguya Reefs (11 boreholes) with three boreholes completed on the Nyikoboko Reefs.  A series of geological cross-sections and plans (Figures 10 to Figure 18 in the Luhala and Lunguya 2002 Report), summarize the results of these programs.  Both RC and diamond drill data are combined on these sections.  Drill collar locations for 12 diamond holes and 7 RC holes on the Nyamakwenge Reefs are shown on Figure 9 of the Luhala and Lunguya 2002 Report.  Drill logs for diamond drill holes are compiled on Appendix III and for RC holes in Appendix IV of the Luhala and Lunguya 2002 Report.  Assay results for diamond drill holes are compiled in Appendix V and RC assay data in Appendix VI of the Luhala and Lunguya 2002 Report.

Initial interpretations of the orientation of the Nyamakwenge Reefs suggested that two reefs where present, the West and East Reefs.  Utilization of 3, 4 and 5 point sub-surface solutions to the orientation of the strike of the West Reef indicate that this reef has a strike of 035° and dips modestly northwest.  The inferred 005° strike of the West Reef, based on preliminary data, is not supported.  If the West Reef strikes at approximately 035°, then it should cross the two northeasterly drill fences located in the hangingwall to the East Reef.  It does not.  This strongly suggests that the West Reef is offset across a 330° trending fault and continues along strike as the East Reef.  This interpretation does not preclude the presence of multiple reefs, the existence of which is highly probable.

Section Through LGDD –10, 10A, 11, 12 and LGRC-02

Five boreholes, 4 diamond and 1 RC borehole, are shown on this section.  The boreholes on the section cut the most southwestern continuation of the known Lunguya Reefs.  The following points are significant on this section:

1.

The main vein has a down dip extent of approximately 80m’s.  Its southwestern terminus is likely fault terminated.  This fault strikes 330° and dips 40° northeast.

2.

Vein widths, cross-sectional indicated, vary from approximately 2 to 8 m’s.  A thin chlorite schist often forms the footwall to the principal vein. The best intersection in this vein is 2.5 m’s of 11.3 g/t Au cut in LGDD-10. DDH LG10a was abandoned after intersecting shallow underground workings.

3.

A series of steeply northwest dipping pink potassium or hematite rich dykes are emplaced approximately parallel to the main granodiorite rock mass.

Section Through LGDD-04, 05 and 06

Strong geological continuity of the vein shown with a planar 1.0 to 2.0 m wide quartz vein was repeatedly cored on this section. The vein is again underlain by a footwall chlorite schist package of a similar width to the overlying quartz vein. Highest gold grades are most often associated with the footwall chlorite schist and not the quartz reef per se. Gold grades and widths within this portion of the vein are modest, with the best interval cut in LGDD – 04 at 0.9 m of 4.65 g/T Au.

Section Through LG RC – 01 and LG RC – 03

The two RC holes on this section are projected approximately 22 m’s onto a common cross-sectional plane.  Borehole LG RC – 01 is the only borehole on the section which appears to cut the faulted repetition of both the “West” and “East” Nyamakwenge Reef.  The highest intersection, 0.5 g/ 3.0 m, occurs at the 21 to 24 metre mark in this borehole.  The reef is again cut between 76 and 80 m’s, where the best intersection of 3.74 g/t Au of 1.0 m is cut.  A quartz vein zone at 62.5 to 64.5 m’s is the interpreted position of the northwest dipping fault which repeats this section.  The “East Reef” is intersected in LG RC – 03 at the 17 to 20 m’s mark and like the “West Reef” is also flanked on both the hanging and footwall contacts by a quartz –chlorite schist.  It is interpreted to have a shallow 25° northwest dip.

Section Through LGDD –01, 02, 03 and LGRC – 05 “East Reef”

The four boreholes on this section demonstrate strong structural continuity of the Nyamakwenge Reef.  The reef is easily defined over a down-dip distance of approximately 130 m’s.  It retains an approximately 040° to 045° northwest dip over much of its distance.  The relationship between the development of best gold grades, towards the footwall contact of the vein, is again noted. Quartz-chlorite+/-sericite schist development is also documented.  Continuity of gold grade within this continuous vein system is absent.  Best intersections within the vein range from 26.7 g/tonne over 0.9 m in LGDD-03 to 0.27 g/tonne over 2.7 m in LGDD-01.  The reef has bifurcated in two segments in DDH LGRC– 05.  A second paired vein set is also noted in LGDD-03.

Section Through LGDD-07, 08, 09 and LGRC –04, LGRC – 06, and LGRC – 07 , “East Reef”

The six boreholes on this section cut the granodiorite – mafic volcanic contact near the southeastern terminus of the section in addition to cutting a 120 m down-dip section through the Nyamakwenge Reef.  In conjunction with surface data, the mafic volcanic – intrusive contact on this section may be approximated to be subvertical or steeply, 80° west dipping.

The vein dips consistently northwest at 38° - 40° degree angles and varies in width from 2.0 to 6.0 m’s.  Like the “West Reef”, a quartz-chlorite-sericite alteration envelope is persistently noted along the footwall contact. On this section, best gold grades are again localized at or near this contact. The highest grade intersection on this section is cut by DDH LGDD-08 which cuts 0.7 m of 5.39 g/t Au.  Small potassic or hematite rich dykes are common across the western half of the section with weakly altered, post-mineral (?) feldspar porphyritic dyke cut near the bottom of LGRC-06.

Nyikoboko Reefs – Shilela License (1307/99)

Late in the December 2002 program (2003 fiscal year), a short diamond drill test of the Nyikoboko Reefs was initiated.  This occurrence was located by the presence of small artesinal pits and workings.  Nyikoboko lies approximately 12 km’s due south of the Nyamakwenge Reefs.  Significantly, these reefs develop in a similar geological environment, immediately inboard or west of a mafic volcanic-granodiorite contact.  Embayments or offsets along this contact may be another regional scale exploration parameter.  Three boreholes SHDD–01, 02 to 03 were collared on the down-dip expression of the mineralized quartz vein core exposed in the artesinal workings.

All three boreholes intersect the Nyikoboko Reef, establishing a known strike distance of approximately 110 metres.  The main Nyikoboko Reef is similar on all three sections, dipping steeply, 85° to the west, approximately 2.0 m’s, cross-sectional indicated thickness.  A second smaller quartz vein is located 15 m’s east of the main reef and has a similar dip orientation.

Gold grades within the reef range from < 0.2 g/t Au to 7.06 g/t Au over narrow 0.3 m widths, and the chlorite-sericite envelope noted in the hangingwall and footwall to the main veins are absent.  All assay data for these boreholes are plotted directly on the drillhole trace.  Testing of this occurrence is at very preliminary stage and its real significance can only be realized with follow-up evaluation.

Sampling, Analysis, and Security of Samples

BLEG Soil Samples:

Soil geochemical samples were collected along GPS grid lines at Lunguya.  Samples averaged 0.5 to 1.0 kg and were typically collected from the base below lag deposits of a 0.5 to 0.75 m deep hole.  These samples were forwarded to SGS’s ISO approved facility in Mwanza for sample preparation and analysis.

RC Drilling:

An RC drill rig, under contract from Drill Corp. Tanzania was utilized in the seven hole RC program conducted at Lunguya in August of 2002 (Bernier, 2002c).  A total of 261 samples were analyzed including 11 standards.  Samples of 2-3 kg were collected at every 1.0 m of drilling and a composite sample of 1 – 2 kg was subsequently split by the Company’s technicians at the secure Itetemia camp.  Distal to mineralized zone samples where combined to 3 m aggregates, with 1 m samples being utilized proximal to interpreted mineralized zones.

The 11 standards inserted by the Company were derived from a CDN Resource Lab set containing between 0.79 to 10.97 g/t Au.  The samples were also analyzed by SGS’s laboratory in Mwanza.

Bulk samples of approximately 2 – 3 kg were collected at the cyclone over 1.0 metre intervals as instructed by the driller.  Not all intervals were sampled and some intervals were composited over three metre distances.  These samples were delivered by personnel to the Mwanza lab of SGS for sample preparation and analysis.

RC samples appear to have been collected using well accepted methodologies and this sampling has been carried out in accordance with best practices to accepted industry standards.

Diamond Drilling:

At Lunguya, drill recoveries in fresh rock, below the saprolite, where generally excellent, above 90%.  Drill recoveries in laterite profiles were significantly reduced.  Most of the drill recoveries in mineralized veins were hosted in intrusive rock which was either saprolite or fresh rock and hence recoveries were generally quite good.

Intervals were marked in the core box with the sample tag number indicating the onset of the sampled interval.  Sample intervals for RC drilling at both Lunguya and Luhala were done on intervals ranging from 1.0 to 3.0 metre.  At Lunguya, 663 samples, representing 52% of the drill core, were collected and analyzed for gold by SGS labs, utilizing a Fire Assay “50” method with a detection limit of 0.01 g/t.  Sampling in core with visible gold was done in a “non-partisan” fashion.  No effort was made to select core pieces with higher visual estimates of coarse particulate gold. Or in other words, half of the sawn core sample was run for assay, while the other half was retained with no particular selection process regarding which sample would be assayed.

Highly weathered diamond drill core, was split using a hammer and chisel. A standard diamond blade was used to cut fresh core and where possible all significant vein intersections. Samples were submitted to SGS’s laboratory in Mwanza for assay.  No specific gravity determinations were done on either the Luhala or Lunguya core.

All core at Lunguya was obtained using a “Val d’ Or” type hydraulic drill rig under contract from Major Drilling Inc.  These rigs have 10 foot strokes and are particularly useful in improving recoveries from clay rich laterite and saprolite profiles.  All core was boxed and washed at the drill site by the drilling contractor.

All core was transported from the drill site to a secure field camp by technicians or geologists under the employ of the Company. At the camp, which is an enclosed compound under 24 hour guard, the core was logged, split, or sawn by the procedures previously described.  Split core was bagged, with the sample number placed inside the bag and also written on the outside of the bag and then secured with a twist tie.  Samples were transported from the camp to the Mwanza assay lab by Land Rover, typically by one of the Company’s field managers.  Core is stored at the Itetemia Camp in durable aluminum boxes.

At no time did any of the directors of the Company have sole control over the handling, transport or selection of drill core or core samples between the time of acquisition of the core to the time the samples were in the possession of the Mwanza assay lab.  Directors of the Company did have the opportunity to briefly examine split drill core on site prior to the receipt of assay results.

Sample preparation consisted of drying the sample, crushing to 6 mm, splitting a 200 gram sub-sample, pulverizing to 75 microns and fusing with a litharge based flux to produce a cupel.  The prill was then dissolved in aqua regia, and the gold determined by flame AAS with a detection limit of 0.01 ppm.

During 2003, an extensive sampling program over various artisanal workings showed that gold distribution on the property was widespread.  Of the 125 grab samples submitted for assay, 43% returned grades higher than five grams per tonne, while 15% had values exceeding 10 grams per tonne.  Several samples were noted to have disseminated visible gold in quartz-filled fracture planes.

Six of seven diamond drill holes completed in the last phase of drilling on the Lunguya Property confirmed the presence of two gold-bearing quartz reefs (veins) that extend for at least 350 metres along strike.  These reefs are almost 50 feet apart and returned gold values from 0.56 to 11.3 grams per tonne, across intervals of one to five metres.

Tulawaka Project

The Tulawaka Project is located in the Biharamulo District of Kagera Region of Tanzania and is approximately 160 kilometers west-southwest of Mwanza town.  The Tulawaka Project consists of eight (8) prospecting licenses, including two (2) licenses held through Tanzam.  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Tulawaka Project covers an area of approximately 334 square kilometers.  The property lies on an east-west magnetic trend, between the Kakindu gold discovery (Ashanti) and the Tuluwaka gold discovery (Pangea).  RAB (rotary air blast) drilling on the Mnekezi property intersected mineralized chert sequences which included intersections of 5 meters @ 0.26 grams/tonne gold, 3 meters @ 0.24 grams/tonne gold and 1 meter @ 0.37 grams/tonne gold.  The majority of this project has been joint ventured to MDN.

Geita Project

The Geita Project is located in Geita District of Mwanza Region, Tanzania, approximately 80 kilometers west-southwest of Mwanza town.  The Geita Project is made up of five (5) prospecting licenses, including three licenses held through Tanzam.  These prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The Geita Property covers an area of approximately 325 square kilometers.  RAB (rotary air blast) drilling on the Geita East prospecting license indicates anomalous gold values within rocks adjacent to a basalt-granodiorite contact.  Drill testing has been recommended in several areas where folded greenstone units with adjacent shearing exhibit similar strike directions to the nearby 1.6 million ounce Kukuluma deposit of Ashanti.  Drill testing has also been recommended in the southeastern area of the Geita East prospecting license on a large gold soil anomaly coincident with a magnetic high adjacent to a sheared granite contact.

Lake Victoria Goldfield Properties

The following discussion regarding the Lake Victoria Goldfield Properties below is summarized from a technical report prepared in accordance with the requirements of NI 43-101F dated March 21, 2002 entitled,

“Project Technical Review on 52 Prospecting Licenses, Lake Victoria Goldfields Tanzania” by Stephen R. McMullan, P. Geo. of  Poseidon Geophysics (Pty) Ltd. (the “52 PL Report”).  The reader is referred to the complete text of the 52 PL Report, which is  available at www.sedar.com.

Property Description and Location

Tanzam, a privately held mineral investment company wholly-owned by the Company, currently holds various interests in 46 prospecting licenses and reconnaissance licenses in the Lake Victoria Goldfields Belt of north-western Tanzania (the “LVGB”) in order to explore for economic mineral deposits.  The total land area currently held under license is 3374.13 km2.

Tanzam engaged Geodass (Pty) Limited of Johannesburg, South Africa (now Fugro Airborne Surveys (Pty) Limited) to undertake and manage an integrated mineral exploration program in the LVGB in August 1999. The exploration program was designed primarily to explore for gold mineralisation, without bias for mode of occurrence. Other commodities including base metals, diamonds and industrial minerals were also considered and suitable exploration methods were adopted for a multi-commodity approach.

As of the date hereof, Tanzam holds interests in the following 46 licenses:

Book #	JV Partner	JV%	District	PL#	New #	Sq Km
1	Wazawa	65%	Ushirombo, Kahama	752/97	1846/2001	40.2
2	Martedo Investment	65%	Diabohika Bukombe	1254/99	1795/2001	24.01
3	Afrigold Limited	65%	Igando, Biharamulo	1221/99	1798/2001	68.39
4	Tanzam	100%	Bwanga, Kahama	1163/98	1946/02	72.36
5	Jope Buisness/ Mineral Industries	65%	Nyambale, Geita	1226/99		100
6	Tanzam	100%	Runazi, Biharamulo	1252/99	2198/03	34.41
7	Tesemining/F-Bminerals	51%	Runazi, Biharamulo	750/97	2102/02	90.3
8	Jope Business	65%	Kisengo, Biharamulo	1275/99		80
9	Jope Business	65%	Nyaesero, Biharamulo	1218/99	2182/03	82.31
10	Tanzam	100%	Kaniha, Biharamulo	1164/98	1947/02	120.4
12	Tanzam	100%	Kaniha, Biharamulo	1162/98	1944/02	85.72
13	Tanzam	100%	Kaniha, Biharamulo	1250/98	2192/03	132.6
15	Tese Mining/ F-B Minerals	51%	Ikola, Bukombe	936/98	2040/02	83.99
16	Bazo Enterprises	65%	Msasa, Bukombe	947/98	1775/2001	39.77
17	Afrigold Limited	65%	Msasa, Kahama	1223/99	1796/2001	84.0
18	Martedo Investment	65%	Mulehe, Kahama	1400/99		34.28
19	Tanzam	100%	Kigosi, Kahama	1251/99	2191/03	147.4
20	Abby’s Mining Co	65%	Kigosi, Kahama	1180/98	1854/2001	154.3
21	Madaba Minerals	70%	Kasubuya, Kahama	33/92	1887/02	84.84
22	Wazawa	65%	Ushirombo, Kahama	751/97	1749/2001	67.24
23	Martedo Investment	65%	Ushirombo, Kahama	1253/99	1794/2001	52.62
24	Charles Shumbi	70%	Ushirombo, Kahama	1192/98	1762/2001	33.6
25	Abby’s Mining Co	65%	Bwenda, Bukombe	675/97	1758/2001	17.14
26	Tese Mining/ F-B Minerals	51%	Mwalo, Kahama	537/96	1754/2001	111.4
27	Tese Mining/ F-B Minerals	51%	Nikonga, Kahama	533/96	1930/02	51.4
28	Northern Mining	60%	Lunguya, Kahama	454/96	1766/2001	71.43
29	Reapa Bus. Assoc. Inc.	65%	Mbogwe, Geita	1225/99	1942/02	154.3

30	Abby’s Mining Co/Nasso Civil Works	65%	Shilela, Kahama	639/97	2193/03	81.14
31	Abby’s Mining Co/ Nzega Imp/Exp	65%	Bwelwa, Kahama	RL196/99	2194/03	138.2
32	Abby’s Mining Co/ Nzega Imp/Exp	65%	Isebya, Kahama	RL195/99	2192/03	161.2
33	Tanzam	70%	Ngula, Geita	1300/99		13.
34	Dalles & Shamwada	65%	Pembwe, Kahama	1269/99		100
35	Germina Lukuvi	65%	Kanegele, Kahama	736/97	1815/2001	37.47
36	Zahabu Investments	70%	Lunguya, Kahama	1320/99	2059/02	34.28
37	Fenite Limited	70%	Shilela, Kahama	1307/99		52.4
38	Tanzam	70%	Lunguya, Kahama	1308/99		143.4
39	Afrigold Limited	65%	Bukombe, Bukombe	1222/99	1797/2001	52.62
40	Fenite Limited	80%	Kakola, Kahama	1291/99	1990/02	10.29
42	Jsn Limited	65%	Bukweni, Kahama	847/97	2056/02	23.14
43	Afrigold Limited	65%	Ntobo, Kahama	1311/99		51.4
44	Zahabu Investments	70%	Uyovu, Kahama	1319/99		63
45	Sigo Gems	65%	Nikonga, Kahama	66/92	1853/2001	22
46	Digitel Holdings	70%	Geita North, Geita	1087/98		59.5
47	Digitel Holdings	70%	Bwanga North, Biharamulo	1086/98		50
50	Tamo Geo-Consult	80%	Bushirombo, Kahama	1401/99		156
51	Tamo Geo-Consult	80%	Bushirombo, Kahama	1402/99		88

(1)

The area of each license has been calculated based on geographic coordinates from the original license application in planar map coordinates.  Prospecting license numbers have been changed after registration under the Mining Act 1998.

(2)

A Reconnaissance License (RL) is issued for one year and renewed for a period not exceeding a year.  The license preparation fee is US$250, annual rent is US$10/km2 and the renewal fee is US$200. The license may either be exclusive or non-exclusive. Applications should provide a work program. Half yearly reports must be submitted and on expiry of the period, all data, maps and reports under license must be surrendered to the Government. The license holder may apply for a prospecting license covering all or part of the area.

(3)

A Prospecting License (PL) is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the area is relinquished.  The license preparation fee is US$200, annual rent is US$20/km2 and the renewal fee is US$200. Applicants must submit particulars of financial and technical capabilities, work program and budget, and proposals for employment and training of Tanzanians. License holders must submit quarterly reports, including copies of all data, maps, logs, interpretations, etc.

(4)

A Mining License (ML) will only be granted to the holder of a prospecting license over the area. The license is granted for a period of 25 years or the life of the mine. It is renewable for a period not exceeding 15 years.  The license preparation fee is US$600, annual rent is US$1500/km2 and the renewal fee is US$200. The applicant must submit a feasibility report including environmental and health safeguards, plans for local sourcing of goods and services and employment and training of Tanzanians. The license holder must submit regular reports according to regulations.

(5)

A mineral right may be transferred upon application and approval by the Minister.

History

Prior to Tanzam’s acquisition of the original fifty-two prospecting licenses (“PL”) in its current portfolio, little systematic work using modern exploration methods had been undertaken on the licenses. Tanzam acquired the licenses through negotiation with local vendors and prospectors, and by direct application to the Geological Survey (Madini), within the Mineral Resources Department of the Ministry of Water, Energy and Minerals of Tanzania.

Tanzam’s interest in the prospecting licenses is variable, depending on the agreements with the individual vendors. However, it is common to all agreements with the vendors that Tanzam has exclusive rights to sell the project to a third party without restraint. Compensation to the vendors remains the responsibility of Tanzam.

Tanzam has granted to Barrick Exploration Africa Limited (“BEAL”) an option to acquire the total rights, titles and interests held by Tanzam in the following five (5) prospecting licenses:

PL 1401/99

PL 1612/00

PL 2038/02

PL 2374/03

PL 1308/99

If such option is exercised, Tanzam is entitled to (i) certain payments after the Commercial Production Date (as defined) with respect to the first mine constructed by BEAL on any property covered by the licenses; and (ii) a 1.5% net smelter return (which may, in certain circumstances, be reduced).  Refer to Item 4A for further information on the option granted to BEAL.

Mineralisation

Lake Victoria Goldfields Belt

The Lake Victoria Goldfields have produced the greatest proportion of Tanzania’s mineral wealth and are still the most fertile and prospective for gold exploration.  Ninety percent of Tanzania’s gold production to 1991 had come from the district and new production is likely.

Significant gold resources have been discovered in the Lake Victoria Goldfields in the last decade by other third parties.  The table below sets out the project name, operator, estimated resources, grade and host lithologies for resources discovered in the Lake Victoria Goldfields totaling more than 25 million ounces:

Project	Operator	Estimated Resource	Grade	Host Lithologies
Geita	Ashanti/Anglo Gold	4.40 Moz	4.05	BIF, granodiorite/diorite with minor andesite and acid volcanics
Kukuluma & Matandani	Ashanti	1.96 Moz	2.87	BIF and chert with minor felsic tuffs, mudstone and siltstone
Golden Ridge	Barrick/Pangea	1.60 Moz	1.4	BIF and felsic volcanics
Bulyanhulu	Barrick	8.80 Moz	13.47	Sulphide- and graphite-bearing mafic/felsic volcanic contact
Kitongo	Ashanti/Spinifex	0.33 Moz	1.34	Sulphide- and graphite-bearing mafic/felsic volcanic contact
Buck Reef	Ashanti/Spinifex	0.36 Moz	3.12	Mafic volcanic
Nyakafuru	Spinifex/EAGC	0.14 Moz	5.72	Mafic volcanic
Buhemba	Tanganyika Gold	0.75 Moz	2.03	Mafic volcanic
Golden Pride	Resolute	2.74 Moz	2.60	Metavolcanic/metasediment contact
North Mara	Afrika Mashariki	2.06 Moz	3.17	Andesite tuff
Chocolate Reef	Anglogold/Pangea	1.90 Moz	2.30	Granite
Tulawaka	Pangea/MDN	(1.0) Moz	(19.0)	Pelitic metasediments

Artisanal Gold Mining

Official estimates indicate that artisanal gold mining in Tanzania produces 8 to 15 tonnes of gold per annum. Black market dealers have previously purchased most of this production, but Meremeta (a state-owned gold company) has set up regional buying centres to capture most of this production. The net benefit is both to the State in gaining foreign currency, and to the artisanal miners who can sell gold at set prices based on world commodity markets.

Historically, artisanal miners have only operated on a cash basis, i.e. where the gold grade was less than approximately 40g/t, the artisanals could not profitably mine the ore.  Artisanals actively explored the Lake Victoria Goldfields, and have discovered several significant deposits that are currently being developed commercially. In fact, the three mines currently operating or being developed (Golden Pride, Bulyanhulu and Geita) were all previously artisanal mining sites.

Geology

Tanzania is underlain by the Tanzanian Craton, a crustal block of predominately Archaean (>2,500 Ma) rocks surrounded and overlain by younger sediments and mobile belts.  It is one of the core blocks of Africa, and is essentially a continuation of the Congo Craton.

The Lake Victoria Goldfields consist of a granite greenstone terrain that extends northwards into SW Kenya.  The internal stratigraphy of the greenstone belts is reasonably well constrained.  It consists of a lower, essentially mafic, volcanic unit in which ultramafic rocks are rare, overlain by chemical and classic sediments and then felsic volcanics.  This assemblage is called the Nyanzian Group.  The Nyanzian Group is unconformably overlain by a classic sedimentary sequence, also Archean, known as the Kavirondian Group.  These sediments contain clasts of all Nyanzian lithogies, some of which appear to have been deformed before erosion.  In addition they contain debris of some granitoids.  However, the main period of granitoid emplacement post-dates the Kavirondian.  Although there was early tectonism, the main pervasive deformation post-dates the bulk of the granites, imparting a foliation to all these lithogies.  Some Archaean granitoids of the Belt appear to pot-date this foliation.  Further discussion on the regional and local geology is set out above, under the section on “Geology” for the Itetemia Property.

“Clifford’s Rule” states that (economically) diamondiferous kimberlites occur only within Archaean Cratons with deep, cool mantle roots.  Having established the diamond potential of a region or craton, it is pertinent to consider structural features that may have controlled the location of kimberlite emplacement.  Such fractures and faults systems may have been active during kimberlite intrusion: equally they may simply act as passive conduits to the surface.  The crustal structural features which may control the emplacement of kimberlites are difficult to recognize because of their age, tectonic history, recent cover, and the fact that deep crustal structures may not be reflected in the geology close to the surface.

The primary exploration technique used in the past was regional soil sampling for Kimberlite Indicator Minerals (“KIMs”).  Because of the multiple overlapping erosional surfaces in the Lake Victoria Greenstone Belt (“LVGB”), deflation sampling or drainage sampling for KIMs would not necessarily be spatially related to the primary kimberlite on a regional scale.  Perhaps the greatest improvement in the chances for success in locating kimberlites was the aeromagnetic gradiometer survey flown on behalf of Tanzam.  However, not all kimberlites have a magnetic structure.  In the Mwadui kimberlite field, more than half of the known kimberlite pipes do not show a magnetic signature; Mwadui itself is one of these bodies.  Because kimberlites are know to occur in clusters, it is considered sufficient to locate only a few kimberlites to focus detailed KIM soil sampling.

Exploration

The exploration program on behalf of Tanzam comprised the following elements:

Component	Description	No of Samples/Kilometres
Desk Studies
Literature database	Compilation of all available technical literature on geology and mineralisation of Tanzania, document scanning, indexing and OCR	>300 references; 10,000 pages
Air Photography Interpretation	Government uncontrolled panchromatic airphotos used as reference for field mapping	450 photos @ 1:50,000 scale
Geographic Information System	All available published Government topocadastral, geophysics and geology maps scanned, georeferenced and digitised	35 topocadastral maps; 10 geology maps; and 30 geophysics maps
Landsat TM	Georeferencing using map control points, calculation of iron oxide, clay ratios, various band combinations, principal component analysis (Crosta alteration index)	One scene 160 X 185km
SPOT satellite imagery	Georeferencing using map control points, scene mosaic, digital base map, structural analysis, identification of artisanal workings	Eight scenes 60 X 60km
Orientation Program
Soil profile mapping	Mapping of the soil profile in trenches and artisanal workings	Trenches in PL1846/01
Lunguya Kimberlite Orientation	Examination of previous Open File exploration work, indicator mineral sampling	Lunguya kimberlite area
Mine visits	Geological tours of Golden Pride (Resolute) and Chocolate Reef (Anglo American/Pangea)	2 tours

Airborne Geophysics
Magnetic gradiometer, radiometrics and VLF-EM	Fugro Airborne Surveys Triax® aeromagnetic gradiometer, 256 channel radiometrics and VLF-EM	36714 line kilometres @ 250m line spacing; approximately 8500km2
GEOTEM test survey	Fugro Airborne Surveys (Geoterrex Canada), Utambala, Musindikwa and Katente artisanal workings in PL1401/99 near Ushirombo village.	200 lkm @ 250m line spacing; 6 X 8 km area
Field Program
Regional Aeromagnetic Interpretation	Identification of magnetic lineaments indicative of structure, magnetic fabric indicating foliation, shearing and stratigraphy, pseudo-geology mapping	36714 line kilometres; approximately 8500km2
Soils Mapping	Combination of Landsat TM imagery, airborne radiometrics, and DEM to identify soils and erosional surfaces for interpretation of underlying geology and planning geochemical programs	Entire project area; approximately 8500km2
Artisanal Mapping	Identification of artisanal workings from SPOT imagery and records from airborne survey	139 artisanal workings identified
Regional mapping

Integrated interpretation of Air photos, geophysical and satellite imagery and geophysics, regional structural interpretation, identification of areas of alteration, detailed interpretation of high ranked prospecting licenses

Entire project area; approximately 8500km2
Gold Analysis Samples	726 samples fire assay Humac Laboratory Mwanza 1045 samples Aqua Regia wet chemical assay Humac laboratory Mwanza	726 samples fire assay; 1045 samples wet chemical method
Multi element geochemistry Samples	726 samples 45-element ICP-MS Omac Laboratory Ireland	726 samples
License boundary survey	OmniStar differential GPS survey on corners of prospecting licenses	184 points
Kimberlite program	Identification of discordant sub-circular aeromagnetic targets	195 targets identified; 98 targets sampled

Prospecting License Ranking Criteria

The fifty two prospecting licenses in the Tanzam portfolio in Phase I have been ranked according to the following criteria for potential to host gold mineralisation:

(a)

Regional structural controls for mineralisation (including relative ages) interpreted from airborne geophysics and satellite imagery should be present.

(b)

The presence of artisanal mining on a prospecting license, especially if it is currently active.

(c)

Underlying “prospective” lithologies (eg. banded iron formation that had been sheared is a known host for gold).

(d)

Indications from assay data that gold or a marker element present in anomalously high concentrations. This criterion will take into consideration possible near-surface leaching, nature of the sample (regolith, grab rock specimen, etc).

(e)

Indication of hydrothermal alteration associated with mineralisation.

(f)

Proximity to known gold occurrences.

From the Phase I program, nine prospecting licenses have been ranked high potential for gold mineralization, and an additional nine have been categorized as moderate-high potential for gold mineralization. Within the high ranking prospecting licenses, twenty-four targets over a 505.85km2 area warrant detailed follow-up.

Prospecting Licenses Ranked “High”	Prospecting Licenses Ranked “Moderate-High”
1846/01(1)	1762/01
1798/01	1225/99
1218/98	RL120/99
1854/01	RL139/99
1749/01	1269/99
1766/01	1320/99
2374/03(1)	1307/99
1308/99(1)	1853/01
1401/99(1)	1644/00

(1)

Prospecting licenses over which BEAL has an option.

Kimberlite Exploration Program

The aeromagnetic data was used to identify anomalies characteristic of kimberlite intrusives. One hundred and ninety five magnetic targets were identified, and ninety-eight were sampled for kimberlite indicator mineral content by wet sieving to remove the fine fraction (-425mm). Heavy minerals were separated using bromoform heavy liquid, and surface textures were examined microscopically.

Results indicated that seven of the selected targets contained kimberlite indicator minerals (ilmenite), and surface textures indicated a proximal source. Electron microprobe analysis of the ilmenite chemistry indicated that only one grain from DB36 (PL1253/99) was confirmed to be kimberlitic origin, although the FE2 O3 is high which would be poor for diamond preservation in the kimberlitic melt. Two other samples DA30 (PL1180/98) and DE8 (PL1086/98) are close to kimberlite composition, but have low Cr content.

Although the composition of the DB36 grain is unfavourable for diamond preservation, Mwadui kimberlites have only marginal to fair composition, and the ilmenite composition by itself may not be conclusive in determining the economic viability of kimberlites in the Tanzania craton. Evaluation of diamond preservation from a single grain is statistically invalid, as a population of grains is required to obtain a spread of points on the diamond preservation curve (Fe2 O3 / MgO plot). Even in kimberlites with an unfavourable composition, diamonds may be only partially reabsorbed in the melt and economic grades may be present (eg. Tshibua, Democratic Republic of Congo as an example).

Garnets are the primary indicator mineral for kimberlites, but none were found in the sampling program. This is a function of the deep weathering environment that is not conducive to garnet preservation in the soil profile. Garnets are seldom found in soil samples in Tanzania, even directly over kimberlite bodies.

Conclusions from Phase I

The LVGB is generally under explored using modern exploration methodology. The Tanzam exploration program tested the effectiveness of several exploration techniques and has assembled a considerable database of literature, digital data and exploration methodologies Greenstone rocks that are favourable hosts to gold mineralisation are more widespread than previously mapped.  Thick soil development obscures virtually all bedrock exposures, and geophysics is the only effective geological mapping tool. Areas that were mapped previously as granite based on soils and float are seen to be underlain by greenstone rocks which are favourable for gold mineralization.

Soil geochemical techniques are an effective exploration tool, but considerable care must be taken during sampling in the complex soil environment. The mottled zone is the most favourable sampling medium, but gold tends to be nuggety and individual samples may yield anomalously low assays that could be misleading. Gold is more uniformly distributed in the overlying limonitic zone, albeit in lower concentrations.

In addition to gold analysis, several pathfinder elements may be more evenly distributed in the soil profile and provide a more effective target for exploration. In particular, As, Cu and K show a high correlation with gold and could be effective pathfinder elements. Other elements that could be used include W, Mo, Bi, Te, Zn, Pb, and Ag, although statistically the correlation with gold is unproven.

The LVGB area is prospective for kimberlites, although the mineral chemistry suggests that diamonds would be poorly preserved in the kimberlite melt. The discovery of kimberlitic ilmenites at DB36 (PL1253/99) indicates the first reported kimberlite west of Lunguya, and could be a new kimberlite field.

Artisanal miners in PL 1180/98 have led to the discovery of an unknown mineralized occurrence previously mapped as granitic terrain with low potential for gold mineralization.

Sampling, Analysis and Security of Samples

Gold Samples

Whole rock grab and channel samples consisted of a minimum 1kg grab sample from mineralization, altered rock and fresh rock.  Regolith samples were taken either as grab samples or from artisanal and other pits, and a limited number of termite mounds were also sampled.  Rock samples were sawn in half for a portion for assaying and a portion for retention for physical properties’ measurements, reference, thin section etc.  Assay samples were crushed in jaw crusher and pulverized using a combination of ball and ring mills.  Crusher and mills brushed and air blown followed by clean quartz wash between samples.  Gold fire assay on 50 gram aliquots and an AA finish.  Pulverized samples were separated into three components using a riffle splitter.  One portion of the sample was sued for gold assay, one for multi-element analysis, and the remainder kept as a reference sample.

Kimberlite Samples

Samples were taken at four cardinal points and in the centre of the interpreted magnetic anomaly and were amalgamated.  Soil samples were taken from the deflation layer on the surface to approximately 2-3 cm in depth, and wet sieved 1 mm to 425 microns to yield a minimum 2kg fraction.  Heavy mineral separation was completed using heavy liquid (bromoform) density separation.  Microscopic analysis of KIMs for colour and surface textures was completed.  KIMs selected as possibly from a kimberlite source were sent to the Council for Geoscience for electron microprobe analysis.

All samples were collected in the field were shipped by Tanzam vehicle on a bi-weekly basis back to Mwanza, and immediately dispatched to the laboratory.  All sample splits and pulversized rejects returned from the laboratory were securely stored in the Mwanza office compound.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the quarters ended November 30, 2003 and 2002, and the years ended August 31, 2003, 2002 and 2001, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

Critical Accounting Policies

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

In accordance with Canadian generally accepted accounting principles, acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.  Option payments on mineral properties are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the deferred exploration and development costs.

Overhead costs directly related to exploration and development are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration and development costs.  All other overhead and administration costs are expensed in the year they are incurred.

The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

For the purposes of United States generally accepted accounting principles, the Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified.  See Note 12 of the Consolidated Financial Statements of the Company.

The Company’s financial statements have been prepared assuming the Company will continue on a going concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  The Company’s sole source of financing is by the issue of common stock.  The Auditors’ report on the Consolidated Financial Statements includes additional comments that state that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The financial statements do not contain any adjustments as a result of this uncertainty.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the availability of financing in capital markets, factors which are beyond the Company’s control.  There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company’s balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties and going concern that reflect management’s expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the headings “Exploration and Development Risk Factors” and “Financing Risk Factors”.

A.

Operating Results

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended August 31, 2003, 2002 and 2001 and the first quarter ended November 30, 2003 (the “MD&A”) should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set for the below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 12 to the Consolidated Financial Statements.

First Quarter ended November 30, 2003 as compared to First Quarter ended November 30, 2003

The Company incurred a net loss of $553,896 for the first quarter ended November 30, 2003 or $0.01 per share, compared to a net loss of $452,952 for the first quarter ended November 30, 2002.  The increase in net loss in the quarter-to-quarter comparison is $100,944, which is due primarily to the increase in property investigation costs for the quarter of $129,207 ($228,289 for 2003 compared to $99,082 in 2002), along with a decrease of salaries and benefits of $42,594, from $147,696 in 2002 to $105,102 in 2003.  Salaries and benefits decreased due to a reduction in administrative staff in North America.  The Company incurred a foreign exchange loss of $39,646 due to the holding of US dollar denominated short term investments while the US dollar weakened relative to the Canadian dollar over the quarter.  Offsetting this was a gain on sale of short term investments of $9,015.

Fiscal year ended August 31, 2003 as compared to fiscal year ended August 31, 2002

The Company incurred a net loss for year ended August 31, 2003 of $3,014,778 or $0.04 per share, compared to a net loss of $1,343,958 or $0.02 per share in 2002.  The increase in net loss in the year-to-year comparison is $1,670,820.  The increase in net loss prior to future income tax recovery is $2,110,820.  Throughout the fiscal year ending August 31, 2003, exploration staff performed exploration over the territory acquired from Tanzam and on new properties acquired for the Company’s account during the year.  At the end of the fiscal year, a total of ten licenses were relinquished.  The write-offs associated with these licenses of $1,031,436 comprise the largest expense category for the 2003 fiscal year, while the write-off in the 2002 fiscal year was only $59,014.  A license within the Itetemia Property area accounted for the largest portion ($729,309) of this write-off.  In addition, the expense to investigate new properties for the Company’s portfolio increased by $175,134 from the prior year’s amount of $204,952, to a total of $380,086.  Administration expenses amounted to $1,978,041 in 2003 compared to $1,144,038 in 2002.  The increase is primarily due to an increase in consulting and management fees, office rentals, professional fees and salaries and benefits, as a result of an increase in activities in all these areas.

Consulting and management fees increased to $170,468 in 2003, compared to $98,899 in 2002 mainly due to the increase in property acquisition and exploration activities of the Company.  The increase is a result of the Company’s increased focus and efforts on property acquisitions in Tanzania.  Office and administration costs decreased to $110,123 in 2003, from $116,264 in 2002, and office rentals increased to $142,148 in 2003, from $88,467 in 2002, the increase in office rentals relating to the Company’s offices in Tanzania as a result of the Tanzam acquisition.  The Company is looking to decrease rental costs through a sublease agreement. Professional fees increased to $309,556 in 2003, from $90,202 in 2002 mainly due to the increase in property acquisition, exploration, and financing activities of the Company, increase in auditing costs associated with the acquisition of Tanzam, and legal fees associated with an outstanding law suit.  Promotions and shareholder relations expense increased to $92,876 in 2003, from $83,790 in 2002.  Salaries and benefits costs increased to $637,327 in 2003, from $351,975 in 2002, mainly due to increased staffing levels.

Travel and accommodation costs increased to $78,906 in 2003, from $53,875 in 2002 mainly due to increased travel as a result of more activity in Tanzania.  Foreign exchange loss increased to $104,989 in 2003, from $13,509 in 2002 mainly due to a weaker Tanzanian schilling versus the Canadian dollar.

Fiscal year ended August 31, 2002 as compared to fiscal year ended August 31, 2001

The Company incurred a net loss for the year ended August 31, 2002 of $1,343,958 or $0.02 per share, compared to a net loss of $792,773 or $0.02 per share in 2001.  The increase in net loss in the year-to-year comparison is $551,185, which is due primarily to an increase in administrative expenses of $270,294 and an increase in property investigation costs of $204,952.  Administration expenses, net of recoveries amounted to

$1,144,038 in 2002 compared to $873,744 in 2001.  The increase in property investigation costs of $204,952 expensed in 2002 (Nil in 2001), related to investigation at Mabale Hills and the increase in administration expenses is related to the increased corporate activities associated with the acquisition of Tanzam.  Amortization increased to $92,227 in 2002 from $37,406 in 2001 due to equipment purchases during the year, mainly the assets acquired in the Tanzam acquisition.

Consulting and management fees decreased from $100,939 in 2001 to $98,899 in 2002 as a result of lower financing activities.  Office and administration costs increased to $116,264 in 2002, from $37,705 in 2001 mainly due to a write-off of $42,821 of amounts due from a director and a company controlled by a former director.  There was also an increase in office and administration costs relating to the Company’s offices in Tanzania as a result of increased activities.  Office rentals expense increased to $88,467 in 2002, from $54,270 in 2001 mainly as a result of increased rent expense in the Company’s Tanzanian offices.  Press release expense decreased to $12,448 in 2001, from $38,979 in 2001 due to less volume of news releases in the year.  Information and shareholder relations expense increased to $83,790 in 2002, from $36,552 in 2001 mainly due to increased communications to shareholders, website maintenance and investor relations costs to promote the Company.  Property investigation costs of $204,952 in 2002 relate to costs incurred to investigate the Mabale Hills property and were expensed as the Company decided not to pursue this property further.  There were no such costs in 2001.  Salaries and benefits costs increased to $351,975 in 2002, from $268,857 in 2001 mainly due to an increase in the number of staff in Tanzania.

Transfer agent and listing costs decreased to $36,236 in 2002 from $140,741 in 2001 mainly due to costs of $105,397 that related to a prospectus in 2001 that are not applicable in 2002.  Expense recoveries were nil in 2002 compared to $45,479 in 2001.  All option payments received from joint venture partners are offset against the carrying value of the mineral properties for Canadian GAAP.  The Company incurred a write-down of mineral properties of $59,014 in 2002.  Management reviewed the carrying value and recoverability of all mineral properties and deferred exploration and development costs and wrote-off deferred costs relating to certain licenses of the Bukwimba, Mbogwe and Tulawaka properties.

Inflation

Historically, inflation has not affected the Company’s business in the current locations where it is doing business and the Company does not expect it to affect the Company’s operations in the future.

B.

Liquidity and Capital Resources

The Company had $1,169,811 in cash at November 30, 2003, as well as $996,130 in short term investments, compared to $1,550,072 in cash at August 31, 2003 and $2,027,272 in cash at August 31, 2002.  The Company had working capital of $1,901,936 at November 30, 2003, compared to $2,092,912 at August 31, 2003 and $1,921,418 at August 31, 2002.  Although the Company is in a positive working capital position, the Company will need to obtain additional financing to sustain operations at the present rate of activity.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues unless the Company is able to find, acquire, place in production and operate a profitable mining property.  Historically, the Company has raised funds through equity financing, entering into joint venture or royalty agreements with other mining companies, and the exercise of options and warrants to fund its operations.

The Company has completed the following eleven (11) tranches of a twenty-four (24) tranche private placement pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair:

(a)

March 19, 2003 - 58,480 common shares at a price of $1.71 per share;

(b)

April 11, 2003 - 73,368 common shares at a price of $1.363 per share;

(c)

May 15, 2003 - 101,875 common shares at a price of $1.227 per share;

(d)

June 26, 2003 - 77,930 common shares at a price of $1.604 per share;

(e)

July 30, 2003 - 88,968 common shares at a price of $1.405 per share;

(f)

August 27, 2003 - 73,443 common shares at a price of $1.702 per share;

(g)

September 26, 2003 - 65,445 common shares at a price of $1.91 per share;

(h)

October 21, 2003 - 68,757 common shares at a price of $1.818 per share;

(i)

November 21, 2003 - 76,876 common shares at a price of $1.626 per share;

(j)

December 12, 2003 - 66,525 common shares at a price of $1.879 per share; and

(k)

January 13, 2004 – 77,785 common shares at a price of $1.607 per share.

On March 6, 2001, the Company closed an issue of 5,875,000 special warrants priced at $0.40 per special warrant.  Each special warrant was exchangeable into one unit of the Company, comprising one common share and one-half of one share purchase warrant.  Each whole share purchase warrant entitled the holder to purchase an additional common share at a price of $0.60 for a period of 18 months.  The share purchase warrants have now expired.  A prospectus filed to qualify these special warrants cleared on June 4, 2001.  The gross proceeds of $2,350,000 were reduced by an agents’ commission of $164,500.  The agents were also issued 46,266 common shares upon clearance of a qualifying prospectus.  Additional expenses relating to the offering of the special warrants and qualifying prospectus were $268,310.

On May 30, 2001, the Company completed a private placement for the issuance of 162,000 units at a price of $0.55 per unit.  These units comprised one common share and one non-transferable share purchase warrant for a further 162,000 common shares exercisable at a price of $0.60 per share until May 30, 2003.  As of May 31, 2003, none of these warrants remained unexercised or outstanding.

Under the terms of a property acquisition agreement dated December 6, 1999 (see note 4(a) of the financial statements), on November 30, 1999, Barrick Gold Corporation (“Barrick”) purchased 1,428,571 shares at a price of $0.70 each for total proceeds of $1,000,000.  On May 11, 2000, Barrick purchased a further 1,176,471 shares at a price of $0.85 each for total proceeds of $1,000,000.  On October 23, 2000, Barrick purchased a third placement of 1,000,000 shares at $1.00 each for total proceeds of $1,000,000.  On June 14, 2001, Barrick purchased a final placement of 740,741 shares at $1.35 each for total proceeds of $1,000,000.

On May 9, 2000, the Company completed a private placement for the issuance of 200,000 special warrants at a price of $0.50 per special warrant.  These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 200,000 common shares exercisable at a price of $0.60 per share until May 9, 2001 and $0.70 per share until May 9, 2002.  On September 12, 2000, these special warrants were exchanged for common shares and warrants.  The expiry date on the 2000 warrants exercisable at $0.70 per share were extended to October 9, 2002.  All of the warrants were subsequently exercised.

Mineral Property Projects:

As at November 30, 2003, amounts capitalized in respect of mineral properties were $18,833,790, an increased from August 31, 2003 when the balance was $18,672,446 and August 31, 2002 when the balance was $18,552,555.

During the fiscal year ended August 31, 2003, the Company capitalized under Canadian GAAP $1,151,327 (net of option payments received of $184,965) for property acquisition and exploration work, of which $450,912 was incurred on the Lunguya Property.  The Company also wrote-off $1,031,436 in exploration expenditures, of which $729,309 related to claims relinquished in the Itetemia Property area.

During the fiscal year ended August 31, 2002, the Company capitalized mineral property acquisition costs of $8,297,805.  Of this amount, $8,166,292 related to the acquisition of Tanzam.  The Company also completed $1,238,635 in exploration work on its mineral resource properties, including $443,603 on the Itetemia Property and $491,724 on the Luhala Property.  On Itetemia, the exploration work was primarily trenching and drilling and on Luhala, it related primarily to geophysical and geochemcial analysis.

During the fiscal year ended August 31, 2001, the Company capitalized mineral property acquisition costs of $95,094 and completed $2,133,631 of exploration work on its mineral resource properties, including $1,208,685 on the Itetemia Property and $910,000 on the Luhala Property.

For information on the Company’s commitments for property and rental payments, refer to Item 4.

C.

Research and Development, Patents and License, etc.

Not Applicable.

D.

Trend Information

No known trend.

E.

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

F.

Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mwanza Office Lease(1)	US$12,000	US$1,000/mo	Nil	Nil	Nil
Dar es Salaam Office Lease(2)	US$5,760	US$480/mo	Nil	Nil	Nil
Vancouver Office Lease(3)	CDN$14,000	CDN$3,500/mo	Nil	Nil	Nil
Field Staff House Lease(4)	US$4,800	US$400/mo	Nil	Nil	Nil

(1)

Renewable annually in October, 2004.

(2)

Renewable annually in January, 2005.

(3)

Expires on May 31, 2004.

(4)

Renewable annually in July, 2004.

G.

Safe Harbor

The Company claims litigation protection for any forward-looking statements made in this Registration Statement under the statutory “safe-harbors” provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following is a list of the Company’s current directors and officers.  The directors named below were elected by the Company’s shareholders on February 24, 2003, except for Ulrich E. Rath and Rosalind Morrow, who were appointed as additional directors by the Board of Directors on October 7, 2003 and October 20, 2003, respectively.

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO, Tanzania American International Development Corporation 2000 Limited	April 30, 2002
Victoria Luis Kent, Connecticut Chief Financial Officer, Secretary and Director	CFO, Tanzania American International Development Corporation 2000 Limited; Process Improvement Manager, General Electric Capital	April 30, 2002
Marek J. Kreczmer Vancouver, British Columbia Director	President of the Company from 1991 to December, 2003; Chairman of the Technical Committee since October, 2003	July 24, 1991
Ulrich E. Rath Toronto, Ontario Director

Chief Executive Officer, Compania Minera Milpo (Peru) from May, 1999 to April, 2002; Chief Executive Officer, EAGC Ventures Ltd. from May, 2002 to April, 2003; Director, Chariot Resources Ltd. from December, 2002 to present

October 7, 2003
Anton Esterhuizen Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001
William Harvey Sharon, Connecticut Director	Psychologist	April 30, 2002

Rosalind Morrow Willowdale, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003

Penalties or Sanctions

No directors or officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to an other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

except for Mr. James E. Sinclair who entered into a settlement agreement dated July 22, 1998 with the British Columbia Securities Commission and paid a fine of $2,000 in connection with the issuance of a news release and proxy circular prepared in connection with a proxy contest for Sutton Resources Ltd. (“Sutton”), a reporting issuer of which Mr. Sinclair was a director, which contained a statement which was not accurate, since the statement was not properly qualified to distinguish between the acquisition cost and current market cost of the Sutton shares in question.

Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, with the 10 years before the date of this Registration Statement, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets of the director or officer; except for Victoria Luis who was discharged from personal bankruptcy on September 18, 1995.

Conflicts of Interest

There is no existing material conflict or interest between the Company or its subsidiaries and a director or officer of the Company or its subsidiaries.  However, certain directors and officers of the Company are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company.  As required by law, each of the directors of the Company is required to act honestly, in good faith and in the best interests of the Company.  Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporation Act (Alberta) and they will govern themselves in respect thereof to the best of their ability with the obligations imposed on them by law.

B.

Compensation

The following table sets forth particulars concerning the compensation of the executive directors as defined in Form 51-904F prescribed by the “Regulations” under the Securities Act of the Province of British Columbia for the Company’s fiscal year ended August 31, 2003:

The Company has two (2) executive officers, namely James E. Sinclair, Chief Executive Officer of the Company and Victoria Luis, Chief Financial Officer of the Company.

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Other Annual Compen- sation ($)	Bonus ($)	Awards	Restricted Shares or Restricted Share Units	Payouts
					Securities under Options Grants (#)		LTIP Payouts
James E. Sinclair, Chief Executive Officer	2003 2002	$105,968 $46,406	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Victoria Luis, Chief Financial Officer and Secretary	2003 2002 2001	$61,886 Nil Nil	Nil Nil Nil	$5,625 Nil Nil	Nil 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Marek J. Kreczmer Former President	2003 2002 2001	$161,483 $161,079 $149,484(1)	Nil Nil Nil	$29,700 Nil $53,900(2)	Nil 250,000 160,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Including amounts paid in common shares (but not including stock options).

(2)

Paid with approval of the Board of Directors in recognition of service and prior reductions in compensation.

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long-term incentive plan awards during the fiscal year ended August 31, 2003, to any executive officers of the Company, and none are proposed.

Options and SAR’s Exercised by Named Executive Officers

The following options were exercised during the fiscal year ended August 31, 2003 by the named executive officers:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at August 31, 2003 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at August 31, 2003 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	Nil	N/A
Marek J. Kreczmer, Former President	405,000	$265,900	630,000	822,100

(1)   Subsequent to August 31, 2003, Mr. Kreczmer exercised the right to purchase 260,000 shares for an aggregate value realized of $403,000, leaving 370,000 shares available for further exercise.

C.

Board Practices

The directors of the Company serve a one year term and are elected at the Annual General Meeting of shareholders.  At the Annual General Meeting, held on February 24, 2003, the shareholders elected James E. Sinclair, Marek J. Kreczmer, Victoria Luis, Albert C. Gourley, Oliver Lennox-King, Anton Esterhuizen and William Harvey as directors.  The officers of the Company are elected by the Board serve at the pleasure of the Board.  Subsequent to the 2003 Annual General Meeting, Albert C. Gourley and Oliver Lennox-King resigned, and Ulrich E. Rath and Rosalind Morrow were appointed as directors by the Board of Directors.

The Company has an audit committee consisting of Ulrich E. Rath, Rosalind Morrow and William Harvey.  The roles and responsibilities of the audit committee have been specifically defined and include responsibilities for overseeing management reporting on internal control.  The audit committee has direct communication channels with the external auditors.

The Company also has a compensation committee comprised of Ulrich E. Rath, Rosalind Morrow and William Harvey.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

The Company has formed a Technical Committee comprised of Marek J. Kreczmer (Chairman), Ulrich E. Rath, Anton Esterhuizen, and John Deane.  The Committee sets the definitive exploration policy for the Company and reports directly to the Board of Directors.

Stock Option Plan

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than a Stock Option Plan (the “Plan”).  The Plan is administered by the Company’s Board of Directors and options are granted at their discretion.  The number of shares reserved and available for issue under the Plan shall not exceed 8,144,132 or such greater number of shares as may be determined by the Board and approval, if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted.  As of April 3, 2003, the Board resolved that the Company will not to grant any further options under the Plan, subject to further resolutions of the Board.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases will be at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  To date, eight employees have purchased a total of 5,500 common shares under the ESOP.  Monthly employee contributions are $3,905.21, and the Company’s matching contribution currently is $3,803.98 per month.

Employment Agreements

There are currently no service or employment contracts with directors or officers of the Company.

D.

Employees

The Company has three full time employees located in Vancouver, British Columbia, Canada, and 31 full time employees located in Mwanza, Tanzania.

The Company also contracts three or more persons on a full time or part time basis as dictated by the exploration activities on its properties.  The full time and temporary employees of the Company as at the most recent fiscal year end can be grouped according to main category of activity and geographic location as follows:

Location	Category	Full Time Employees	Temporary Employees	Full Time Consultants	Part Time Consultants
Vancouver, Canada	Administration	2	Nil	1	Nil
	Exploration	1	Nil	Nil	Nil
Mwanza, Tanzania	Administration	6	Nil	Nil	Nil
	Exploration	25	Nil	2	1
Dar es Salaam, Tanzania	Administration	1	Nil	1	Nil
	Exploration	Nil	Nil	Nil	Nil
Connecticut, USA	Administration	Nil	Nil	2	Nil
	Exploration	Nil	Nil	Nil	Nil

E.

Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of January 31, 2003:

Name of Owner	Number of Shares	Percent
James E. Sinclair	1,451,730	1.77%
Marek J. Kreczmer	560,887	0.69%
Victoria Luis	200,000	0.24%
Ulrich E. Rath	Nil	--
Anton Esterhuizen	150,000	0.18%
William Harvey	350,000	0.43%
Rosalind Morrow	404,100	0.49%

Options Granted to Directors and Officers During the Fiscal Year Ended August 31, 2003

No stock options were granted to directors or officers during the fiscal year ended August 31, 2003, or subsequent thereto, to the date of this Registration Statement.

Outstanding Options

The following information as of December 31, 2003, reflects outstanding options held by directors and officers of the Company:

Name	No. of Shares	Date of Grant	Exercise Price	Expiration Date
James E. Sinclair	Nil
Marek J. Kreczmer	120,000	March 1, 1999	$0.50	March 1, 2004
	250,000	May 3, 2002	$0.79	May 3, 2007
Victoria Luis	75,000	May 3, 2002	$0.79	May 3, 2007
William Harvey	75,000	May 3, 2002	$0.79	May 3, 2007
Options held by officers and directors as a group:	520,000

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.  The Company has no knowledge of any arrangements which at a subsequent date would result in a change of control.   All of the Company’s issued common shares rank equally as to voting rights, dividends, and any distribution of assets on winding-up or liquidation.

As of December 31, 2003, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Common Shares Owned	Percentage of Class
JCI East African Exploration	4,892,600	6%

The above major shareholder has held its shares interests in the Company for over the past three years.  The major shareholder does not have different voting rights.

The following table sets out the portion of common shares of the Company held by shareholders of record in Canada, the United States of America, and all other countries by total number of holders, total shareholdings, percentage of total issued shares, and percentage of total holders:

Jurisdiction Shareholders of Record	No. of Shareholders	No. of Common Shares	Percentage of Total Issued Shares	Percentage of Total Holders
United States	2,556	34,182,318	41.7%	70.7%
Canada	1,043	39,255,491	47.9%	28.8%
Other Countries	18	8,441,399	10.4%	0.5%
TOTAL:	3,617	81,879,208	100%	100%

B.

Related Party Transactions

Financing

Pursuant to a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair, Mr. Sinclair has elected to proceed with his earlier commitment to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000.  Mr. Sinclair has agreed to conduct these share purchases in 24 separate tranches, each tranche having a minimum subscription price of $62,500.  At the sole option of Mr. Sinclair, each tranche may be increased to a maximum of $125,000.

The price paid for the shares will be equal to the weighted average trading price of the Company’s shares for the last five consecutive trading days of each month immediately preceding the closing of each tranche.  Each tranche is subject to approval by the Toronto Stock Exchange.

As at the date of this Registration Statement, Mr. Sinclair has completed the following eleven (11) tranches:

(a)

March 19, 2003 - 58,480 common shares at a price of $1.71 per share;

(b)

April 11, 2003 - 73,368 common shares at a price of $1.363 per share;

(c)

May 15, 2003 - 101,875 common shares at a price of $1.227 per share;

(d)

June 26, 2003 - 77,930 common shares at a price of $1.604 per share;

(e)

July 30, 2003 - 88,968 common shares at a price of $1.405 per share;

(f)

August 27, 2003 – 73,443 common shares at a price of $1.702 per share;

(g)

September 26, 2003 - 65,445 common shares at a price of $1.91 per share;

(h)

October 21, 2003 - 68,757 common shares at a price of $1.818 per share;

(i)

November 21, 2003 - 76,876 common shares at a price of $1.626 per share;

(j)

December 12, 2003 - 66,525 common shares at a price of $1.879 per share; and

(k)

January 13, 2004 – 77,785 common shares at a price of $1.607 per share.

Other

During the year ended August 31, 2003, $178,894 (2002 - $143,635; 2001 - $362,596) was paid or payable by the Company to certain directors and a former director for consulting fees.

Accounts receivable include advances to related parties of nil (2002 - $42,599; 2001 - $72,846), which consisted of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.  Also included in accounts receivable is an amount of $16,081 (2002 - $52,000; 2001 - $10,747) payable to certain directors and a former director for consulting fees.

C.

Interest of Experts and Counsel

Not Applicable.

Item 8.

Financial Statements

A.

Consolidated Statements and Other Financial Information

This Registration Statement contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2003, 2002 and 2001 with Audit Reports and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, comprised of:

(a)

Consolidated Balance Sheets as of August 31, 2003 and 2002;

(b)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2003, 2002 and 2001;

(c)

Consolidated Statements of Cash Flows for the years ended August 31, 2003, 2002 and 2001; and

(d)

Notes to the consolidated financial statements.

This Registration Statement also contains unaudited consolidated interim financial statements of the Company for the three month periods ended November 30, 2003 and 2002 including:

(a)

Consolidated Balance Sheet as of November 30, 2003 and 2002;

(b)

Consolidated Statements of Operations and Deficit for the three months ended November 30, 2003 and 2002;

(c)

Consolidated Statements of Changes in Financial Position for the three months ended November 30, 2003 and 2002; and

(d)

Notes to the consolidated financial statements.

This Registration Statement also contains the audited financial statements of Tanzanian American International Development Corporation 2000 Limited for the years ended December 31, 2001 and 2000, together with the Report of the Auditors, comprised of:

(a)

Income Statements for the years ended December 31, 2001 and 2000;

(b)

Balance Sheets as at December 31, 2001 and 2000;

(c)

Cash Flow Statements for the years ended December 31, 2001 and 2000;

(d)

Statements of Changes in Equity for the years ended December 31, 2001 and 2000; and

(e)

Notes to the financial statements.

Dividend Policy

The Company has never paid dividends and does not intend to in the near future.

Litigation

On November 12, 2002 a former officer of the Company filed a constructive dismissal action against the Company, seeking damages in the amount of $141,000 plus interest and costs.  The Company denies any liability and will defend the action.

B.

Significant Changes

None.

Item 9.

The Offering and Listing

A.

Offering and Listing Details

The common stock of the Company was listed on the Toronto Stock Exchange under the symbol “TNX” on October 29, 2001, and prior to that date the Company’s common stock was listed on the Canadian Venture Exchange (“CDNX”).

As of January 31, 2004, there were 2,556 record holders in the United States holding 41.7% of the Company’s outstanding common stock, representing approximately 70.7% of the total number of shareholders.  The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The high and low prices expressed in Canadian dollars on the Toronto Stock Exchange for the Company’ common stock for the last six months and for each quarter for the last three fiscal years:

	Toronto Stock Exchange (Canadian Dollars)
Last Six Months	High	Low
January, 2004	$1.90	$1.46
December, 2003	$1.90	$1.46
November, 2003	$2.00	$1.46
October, 2003	$1.83	$1.51
September, 2003	$2.10	$1.71
August, 2003	$2.10	$1.63
2003-2002	High	Low
Fourth Quarter ended August 31, 2003	$1.86	$1.44
Third Quarter ended May 31, 2003	$1.66	$1.15
Second Quarter ended February 28, 2003	$1.44	$1.05
First Quarter ended November 30, 2002	$0.89	$0.69
2002-2001	High	Low
Fourth Quarter ended August 31, 2002	$0.86	$0.63
Third Quarter ended May 31, 2002	$0.81	$0.54
Second Quarter ended February 28, 2002	$0.45	$0.24
First Quarter ended November 30, 2001	$0.38	$0.23
2000-2001	High	Low
Fourth Quarter ended August 31, 2001	$0.52	$0.41
Third Quarter ended May 31, 2001	$0.47	$0.33
Second Quarter ended February 28, 2001	$0.49	$0.33
First Quarter ended November 30, 2000	$0.44	$0.32

Last Five Fiscal Years	High	Low
2003 Annual	$1.80	$1.35
2002 Annual	$0.63	$0.41
2001 Annual	$0.48	$0.35

                            2001 Annual                                                            $0.37                       $0.33 (CDNX)

                            2001 Annual                                                            $0.45                       $0.41 (CDNX)

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company’s common stock is listed on the Toronto Stock Exchange under the trading symbol “TNX”.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

As of April 3, 2003, the Board resolved that the Company authorize for issuance up to a maximum 91,000,000 common shares, subject to further resolutions of the Company's Board of Directors, from time to time.  Of the 91,000,000 common shares authorized, without par value, 81,879,208 shares were issued and outstanding as of January 31, 2004, as a result of the exercise of 710,000 common shares under stock options, and 977,666 common shares for share subscriptions since the August 31, 2003 fiscal year end.

Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the Board from funds legally available therefor.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.

The following table reconciles the total number of shares outstanding for the three fiscal years:

	No. of Shares	Amount
Total Outstanding Shares at August 31, 2000	40,026,971	$22,606,604
Add: Stock Options Exercised for cash	129,000	$ 53,650
Issued for cash	1,902,741	$ 2,089,100
Issued for debt	125,000	$ 56,250
Issued for director services	60,000	$ 24,367
Issued on conversion of Special Warrants	2,596,000	--
Special warrants issued and converted to shares- net of issue costs	5,875,000	$ 1,917,190
Issued for a finder’s fee	46,266	--
Total Outstanding Shares at August 31, 2001	50,760,978	$26,747,161
Add: Stock Options Exercised for cash	1,756,000	$ 795,995
Issued on Exercise of Warrants	2,197,225	$ 1,380,550
Issued on acquisition	20,000,000	$ 7,000,000
Subscriptions receivable	--	$ (102,000)
Total Outstanding Shares at August 31, 2002	74,714,203	$35,821,706
Add: Stock Options Exercised for cash	2,454,000	$ 1,255,700
Issued on Exercise of Warrants	2,549,275	$ 1,544,565
Issued for cash	474,064	$ 700,000
Collection of previous years subscription receivable	0	$ 102,000
Total Outstanding at August 31, 2003	80,191,542	$39,423,971

Due to the issuance of 20,000,000 common shares for the acquisition of Tanzam in April, 2002, more than 10% of the total outstanding shares have been issued for non-cash consideration within the last five years.

B.

Articles of Incorporation

The Company was originally incorporated under the corporate name “4245547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 4245547 Alberta Ltd. were amended on August 13, 1991 as follows:

  the name of the Company was changed to its present name, “Tan Range Exploration Corporation”;

  the restriction on the transfer of shares was removed; and

  a new paragraph regarding the appointment of additional directors was added as follows:

“(b)

The Directors, may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one-third (1/3) of the number of Directors who held office at the expiration of the last annual meeting of the corporation.”

The Company was registered in the Province of British Columbia as an extra provincial company under the Company Act (British Columbia) on August 5, 1994.

The Articles of the Company were further amended on February 15, 1996 as follows:

  the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C”Non-Voting shares and Class “D” Preferred shares were deleted;

  Class “A” voting shares were redesignated as Common shares; and

  a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors.  There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares.  In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or the Article, required to be exercised by the Company in a general meeting.

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company:  (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a Director.  No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the “BC Securities” or the BC Mortgage Brokers Act” canceled within the last five years.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.

Material Contracts

The Company has no material contracts, other than in the ordinary course of business, except for a Subscription Agreement dated March 5, 2003 made between the Company and James E. Sinclair as more particularly described in Item 7(B) “Related Party Transactions” herein.

D.

Exchange Controls

Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Foreign Investments and Exchange in Tanzania

Tanzania adopted in 1997 an Investment Act under which the Tanzania Investment Centre (TIC), as agency for investment promotion and facilitation, was established.  Foreign investment is welcome and in order to enjoy certain tax benefits under the Investment Act, the minimum equity contribution whether in kind or in cash must be not less than US$300,000.

In 1992, the stringent foreign exchange legislation was repealed and the restriction on foreign commercial banks abolished. Any person whether resident or not may establish foreign currency accounts with any of the commercial banks and transfer foreign currency outside Tanzania without restriction.  The Bank of Tanzania regulates commercial banks and approves the establishment of offshore foreign currency accounts by residents.  There are no controls on foreign exchange rates or interest rate on loans and overdrafts.

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes, an estate whose income is taxable in the U.S. irrespective of source, or a trust subject to primary supervision of a court within the U.S. and control of a U.S. fiduciary, and who holds common shares solely as capital property and who owns (directly and indirectly) no more than 5% of the value of the total outstanding stock of the Company (a “U.S. Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder.  The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

The following is, in the opinion of the Company after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined above) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Passive Foreign Investment Company.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a U.S. Holder (as defined above).  The Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

Because the Company is a PFIC, unless a U.S. Holder who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a U.S. Holder who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such U.S. Holder's holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period.  The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year).  A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder.  Procedures exist for both retroactive elections and filing of protective statements.  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election.

Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes.  Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect.  The PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.  A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction equal to the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” as defined below, or a “passive foreign investment company” (a PFIC) as defined above). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations (“CFCs”).  A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC’s earnings invested in certain U.S. property.  The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC.  It is possible that the Company could become a CFC in the future.  Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company.

A corporation will be classified as a personal holding company (a “PHC”) if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company (an “FPHC”) and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company (an “FIC”) if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons.  In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC.  However, no assurance can be given as to the Company’s future status.

U.S. Information Reporting and Backup Withholding.

Dividends are generally subject to the information reporting requirements of the Code.  Dividends may be subject to backup withholding at the rate of 28% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability, provided the required information is furnished to the IRS.

Filing of Information Returns.

Under a number of circumstances, a U.S. Holder acquiring shares of the Company may be required to file an information return.  In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and U.S. Holders should consult their own tax advisors concerning these requirements.

Tanzania

Taxation

Tax in Tanzania is levied on the income of any person which is deemed to have accrued in or was derived in Tanzania, in the case of individuals, if he was resident in Tanzania during the year of income for a total of 183 days, or an average of 122 days per year over 3 tax years.  Prevailing income tax rate is 30% in the case of both corporate entities and individuals.

Value Added Tax (“VAT”)

Taxable Supplies	Rate
Supply of goods and services in Mainland Tanzania	20%
Import of goods and services in Mainland Tanzania	20%
Export of goods and services from Mainland Tanzania	0%

VAT registrable threshold is Tshs. 20 Million (or about US$20,000 at prevailing exchange rates).

Withholding Tax

Withholding tax is charged at the rates specified below:

	Resident	Non-Resident
Dividend (unlisted companies)	10%	10%
Interest	15%	15%
Royalty	0%	20%
Management and Professional Fees	0%	20%
Rental Income	15%	20%
Pension/Retirement Annuity	0%	15%
Insurance Commission	7.5%	0%
Goods and Services (not applicable to TIN Cert. Holders)	2%	2%

Special Rates for Persons Engaged in “Mining Operations” Rates

	Resident	Non-Resident
Dividend	10%	10%
Technical Service Fee	3%	3%
Management Fee up to 2% of Operating Costs	0%	3%
Management Fee – Excess Over 2%	0%	20%
Interest on Foreign Sourced Loans*	0%	0%
Companies listed on the Dar es Salaam Stock Exchange enjoy a preferential withholding tax on 5% on dividends.

*

In respect of mining companies having Development Agreements with Government.

Capital Gains Tax

Capital Gains Tax is chargeable on Premises and Financial Assets.  The prevailing rate is 10%.

Stamp duty

Stamp duty is changeable on conveyance of property, shares and registration of securities as follows:

Rate
Conveyance	4%
Transfer of Shares or Debenture	1%
Insurance Commission	7.5%

Customs Duty

Imports into Tanzania are subject to duty as follows:

Rate
Capital Goods	5%
Semi-processed inputs and spare parts other than for motor vehicles	10%
Fully processed inputs and motor vehicle spare parts	15%
Consumer Goods	25%
Equipment and supplies imported by persons engaged in mining operations subcontractors – up to one (1) year after production	0%
Thereafter	5% (max)

Mining Sector

There is a special fiscal regime for mining companies which provides for 100% depreciation allowance on all mining capital expenditures.  Losses may be carried forward for an unlimited period of time.  There is also an exemption on import duty for mining equipment and supplies up to one year after start up of production as well as a 10% withholding tax on dividends and maximum 3% withholding tax on management fees up to 2% of operating costs and 20% for any excess over 2% of the operating costs.  Mining companies may opt to keep their books of account in the United States Dollar Currency.  The special regime applies for subcontractors and providers of technical services to the mining sector as well.  The government of Tanzania also imposes a royalty on the gross value of all production equal to 5% for diamonds and 3% for all gold produced.

Double Taxation Agreement

Tanzania has an Agreement to prevent double taxation with Sweden, Denmark, Norway, Zambia, Canada, India, Finland and Italy.  Treaties with Kenya, Uganda, South Africa, South Korea and Zimbabwe have been signed but not yet ratified.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

The consolidated financial statements of the Company as of August 31, 2003 and 2002, and for each of the years in the two-year period ended August 31, 2003, have been included herein in reliance upon the reports of KPMG LLP, independent accountants, P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K3, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the August 31, 2003 and 2002 consolidated financial statements contains additional comments for U.S. readers on Canada – U.S. reporting difference that states that the Company’s financial statements are affected by conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of the Company for the year ended August 31, 2001, have been included herein in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, 250 Howe Street, Suite 700, Vancouver, B.C., V6C 3S7, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report covering the August 31, 2001 consolidated financial statements contains additional comments for U.S. readers on Canada – U.S. reporting difference that states that the Company’s financial statements are affected by conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The financial statements of Tanzam as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, have been included herein in reliance upon the report of KPMG, independent accountants, P.O. Box 1160, PPF Tower, Floor 11, Garden Avenue/Ohio Street, Dar es Salaam, Tanzania, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H.

Documents on Display

The Company will file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.  The Securities and Exchange Commission also maintains a website, www.sec.gov, where you may obtain our reports.  We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the Sedar website, www.sedar.com.

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I.

Subsidiary Information

Not Applicable.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange and metals prices (gold in particular).  The Company uses the Canadian dollar as its reporting currency, but the Company converts Canadian dollars to U.S. dollars, and then U.S. dollars to Tanzanian schillings.  The Company is therefore exposed to foreign exchange movements in Tanzania where the Company is incurring costs in conducting exploration activities.  Most of the Company’s exploration work is conducted in U.S. dollars; however, some general and administrative expenses are paid in Tanzanian schillings.

The following table sets forth the percentage of the Company's administrative expense by currency for the year ended August 31, 2003.

By Currency

2003
Canadian Dollar	35%
U.S. Dollar	40%
Tanzanian Dollar	25%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred exploration costs of $1,151,327 and $1,238,635 for the years ended August 31, 2003 and 2002, respectively, which are primarily paid in U.S. dollars.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations. The Company exchanges Canadian dollars to U.S. dollars to fund its Tanzanian operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will continue to be true in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.

The market prices of most precious metals, including gold, have generally increased over the past three years, but are subject to market fluctuations based primarily on supply and demand.

The following table sets out the cumulative average prices of gold for the past five years, based on the London Metals Market afternoon price fix in U.S. dollars:

1999	2000	2001	2002	2003
$278.98	$279.11	$271.04	$309.73	$363.38

The cumulative average price of gold to February 11, 2004 was $411.03, based on the London afternoon price fix.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

Not applicable

Item 16.

[Reserved]

Item 16 A.

Audit committee financial expert – Not Applicable

Item 16 B.

Code of Ethics – Not Applicable

Item 16 C.

Principal Accountant Fees and Services – Not Applicable

Item 16 D.

Exemptions from the Listing Standards for Audit Committees – Not Applicable

Item 16 E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers – Not Applicable

Part III

Item 17.

Financial Statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  All year end and interim financial statements attached have been reconciled to U.S. Generally Accepted Accounting Principles.  See Item 8 (A).

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

(a)

Exhibits

(1)

Articles and Bylaws of Tan Range Exploration Corporation, as amended.

(2)

Employee Share Ownership Plan.

(3)

Stock Option Plan.

(4)

Subscription Agreement between the Company and James E. Sinclair.

(5)

Consents of Auditors.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

February 23, 2004

TAN RANGE EXPLORATION CORPORATION

By:

“James E. Sinclair”

James E. Sinclair,

Chairman and Chief Executive Officer

Consolidated Financial Statements (Expressed in Canadian dollars)

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Years ended August 31, 2003, 2002 and 2001

AUDITORS' REPORT

To the Board of Directors of Tan Range Exploration Corporation

We have audited the consolidated balance sheets of Tan Range Exploration Corporation as at August 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the t w o-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

 October 31, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the board of directors dated October 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver,

Canada October 31, 2003

AUDITORS' REPORT

To the Board of Directors of Tan Range Exploration Corporation

We have audited the consolidated statements of operations and deficit and cash flows of Tan Range Exploration Corporation for the year ended August 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended August 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP (signed)

Chartered Accountants

Vancouver, Canada

November 15, 2001

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the board of directors dated November 15, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

PricewaterhouseCoopers LLP (signed)

Chartered Accountants

Vancouver, Canada

November 15, 2001

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

August 31, 2003 and 2002

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$1,550,072	$2,027,272
Short-term investments	926,192	-
Accounts and other receivables (note 8)	44,288	56,867
Prepaid expenses	31,360	56,261

	2,551,912	2,140,400

Mineral properties and deferred exploration costs (note 4)	18,672,446	18,552,555

Equipment and leasehold improvements (note 5)	200,207	219,105

	$21,424,565	$20,912,060

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$459,000	$218,982

Future income taxes (notes 3 and 6)	647,565	1,087,565

Shareholders’ equity:
Share capital (notes 4(a) and 7)	39,423,971	35,821,706
Share subscriptions received (note 7(b))	125,000	-
Deficit	(19,230,971)	(16,216,193)

	20,318,000	19,605,513

	$21,424,565	$20,912,060

Nature of operations (note 1)
Commitments (note 9)
Subsequent events (notes 7(b) and 10)

See accompanying notes to consolidated financial statements.

		1

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

	2003	2002	2001

Expenses:
Amortization	$63,509	$92,227	$37,406
Annual general meeting	11,889	10,611	15,800
Capital tax	125,477	-	-
Consulting and management fees	170,468	98,899	100,939
Insurance	48,735	40,011	29,402
Memberships, courses and publications	14,628	16,192	12,566
Office and administration	110,123	116,264	37,705
Office rentals	142,148	88,467	54,270
Press releases	16,638	12,448	38,979
Printing and mailing	9,261	4,658	1,590
Professional fees	309,556	90,202	84,312
Promotions and shareholder relations	92,876	83,790	36,552
Salaries and benefits	637,327	351,975	268,857
Sustainable development	18,879	-	-
Telephone and fax	42,189	33,420	21,316
Transfer agent and listing	85,432	36,236	140,741
Travel and accommodation	78,906	53,875	38,788
Vehicles	-	14,763	-

	1,978,041	1,144,038	919,223
Expense recoveries	-	-	(45,479)

	(1,978,041)	(1,144,038)	(873,744)

Other earnings (expenses):
Foreign exchange	(104,989)	(13,509)	(939)
Interest, net	75,876	83,692	89,463
Loss on sale of asset	-	(6,137)	-
Loss on sale of short-term investment	(36,102)	-	-
Property investigation costs	(380,086)	(204,952)	-
Write-off of mineral properties and
deferred exploration costs (note 4)	(1,031,436)	(59,014)	(7,553)

	(1,476,737)	(199,920)	80,971

Loss before income taxes	(3,454,778)	(1,343,958)	(792,773)

Future income tax recovery	440,000	-	-

Loss for the year	(3,014,778)	(1,343,958)	(792,773)

Deficit, beginning of year	(16,216,193)	(14,872,235)	(14,079,462)

Deficit, end of year	$(19,230,971)	$(16,216,193)	$(14,872,235)

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.02)

See accompanying notes to consolidated financial statements.

			2

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

	2003	2002	2001

Cash provided by (used in):

Operations:
Loss for the year	$(3,014,778)	$(1,343,958)	$(792,773)
Items not affecting cash:
Amortization	63,509	92,227	37,406
Loss on sale of asset	-	6,137	-
Loss on sale of short-term investments	36,102	-	-
Write-off of mineral properties and
deferred exploration costs	1,031,436	59,014	7,553
Future income tax recovery	(440,000)	-	-

	(2,323,731)	(1,186,580)	(747,814)
Changes in non-cash working capital
Accounts receivable and other
receivables	12,579	114,314	(98,486)
Prepaid expenses	24,901	(41,010)	4,621
Accounts payable and accrued
liabilities	240,018	(358,693)	154,632
Due to related parties	-	-	(17,900)

	(2,046,233)	(1,471,969)	(704,947)

Investments:
Mineral properties and deferred
exploration costs - net of option
payments received	(1,151,327)	(1,370,148)	(2,228,725)
Equipment and leasehold improvement
additions	(44,611)	(187,870)	(46,205)
Short-term investments	(962,294)	-	-
Proceeds on disposal of asset	-	13,150	-
Restricted cash	-	500,000	40,000
Business acquisition costs, net of cash
acquired of $13,454 (note 3)	-	(95,229)	-

	(2,158,232)	(1,140,097)	(2,234,930)

Financing:
Share capital issued - net of issuance
costs	3,602,265	2,074,545	4,059,940
Share subscriptions received	125,000	-	-

	3,727,265	2,074,545	4,059,940

Increase (decrease) in cash and cash
equivalents	(477,200)	(537,521)	1,120,063

Cash and cash equivalents, beginning of year	2,027,272	2,564,793	1,444,730

Cash and cash equivalents, end of year	$1,550,072	$2,027,272	$2,564,793

Supplementary information:
Interest received, net	$47,428	$76,031	$89,463
Non-cash transactions:
Issuance of shares for:			3
Settlement of debt	-	-	80,617
Shares issued for acquisition of
Tanzam 2000 (note 3)	-	7,000,000	-

See accompanying notes to consolidated financial statements.

3

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

1.

 Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the Company considers itself to be an exploration stage company. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration expenditures represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

These financial statements have been prepared on the going concern basis which assumes that assets will be realized and liabilities settled in the normal course. These financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments could be necessary to the carrying value of assets and liabilities and such adjustments could be material.

2.	Significant accounting policies:
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 12.

(a)	Principles of consolidation:
These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.

(b)	Translation of foreign currencies:
The measurement currency of the Company in these consolidated financial statements is the Canadian dollar. The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. Non-monetary assets are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate. Translation gains and losses are included in the statements of operations and deficit.

(c)

Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

4

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):
(d)	Short-term investments:
Interest-bearing securities having a term in excess of three months but less than one year are classified as short-term investments. Short-term investments are stated at the lower of cost and market value and have been written down to market value as at August 31, 2003.

(e)	Mineral properties and deferred exploration costs:
The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases. All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off. Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, “Business Combinations”, and CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, mining assets without established mineral reserves are required to be classified as intangible assets. Intangible assets should be amortized over their useful lives to the enterprise, unless the life is determined to be indefinite. Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. Intangible assets that are subject to amortization should be tested for impairment in accordance with CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.

5

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

 (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):
(e)	Mineral properties and deferred exploration costs (continued):

Under CICA Handbook Section 3061, “Property, Plant and Equipment”, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Emerging Issue Committee Abstract

“Accounting by Mining Enterprises for Exploration Costs”, (“EIC-126”) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”) regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mineral assets. The CICA may provide additional guidance in the future that requires accounting for mineral assets that differs from the Company’s interpretation.

6

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):
(f)	Equipment and leasehold improvements:
Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Assets	Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Leasehold improvements	20%
(g)	Stock-based compensation:
Effective September 1, 2002, the Company adopted the new accounting standards of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new standards have been applied prospectively.

As the Company did not grant any stock options or had no other stock-based payments during the year ended August 31, 2003, the new accounting standards have had no effect on the financial statements. Consideration paid on the exercise of stock options is credited to share capital.

(h)	Income taxes:
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary difference) and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

7

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):
(i)	Loss per share:
Loss per share has been calculated using the weighted average number of common shares issued and outstanding of 78,839,344, 56,759,051 and 39,638,650 for the years ended August 31, 2003, 2002 and 2001, respectively. Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share. Outstanding stock options, special warrants and share purchase warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

(j)

Financial instruments:

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities. The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

(k)	Use of estimates:
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes. Actual results may differ from management’s estimates.

(l)	Segmented information:
The Company’s principal operations are located in Tanzania. The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties. Substantially all mineral properties (note 4) and equipment and leasehold improvements are situated in Tanzania (note 5).

3.

Acquisition of the business of Tanzania American International Development Corporation Limited (“Tanzam 2000”):

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzam 2000 in exchange for 20,000,000 shares of the Company at a value of $0.35 per share, which reflected market price around February 15, 2002, the date the Company agreed to acquire Tanzam 2000 by way of a letter agreement and announced the acquisition. Tanzam 2000 is engaged in gold exploration in the Republic of Tanzania. Of the shares issued as consideration, 5,000,000 shares were held in escrow pursuant to the terms of a performance escrow agreement (note 7(e)). The results of operations and cash flows of Tanzam 2000 have been included in these financial statements from April 30, 2002.

8

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

3.	Acquisition of the business of Tanzania American International Development Corporation Limited (“Tanzam 2000”) (continued):

The purchase price has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

Assets acquired:
Current assets	$13,454
Equipment	29,323
Mineral properties	8,166,292

8,209,069

Liabilities assumed:
Accounts payable	(12,821)
Future income tax liability	(1,087,565)

(1,100,386)

Net assets acquired	$7,108,683

Consideration paid:
Shares issued	$7,000,000
Acquisition costs	108,683

$7,108,683

4.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. A prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the area is relinquished. A reconnaissance licence is issued for one year and renewed for a period not exceeding a year. All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

9

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):

The continuity of expenditures on mineral properties is as follows:

	Itetemia	Luhala
	Project (a)	Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2000	$5,519,744	$977,935	$-	$-	$ -	$311,456	$ -	$ -	$ -	$44,822	$6,853,957
Exploration expenditures:
Camp, field supplies and travel	127,379	74,016	-	-	-	-	-	-	-	-	201,395
Exploration and field overhead	112,486	71,092	-	-	-	-	-	-	-	20,842	204,420
Geological consulting and field wages	201,210	364,552	-	-	-	-	-	-	-	-	565,762
Geophysical and geochemical	(77,590)	95,422	-	-	-	4,152	-	-	-	-	21,984
Property acquisition costs	33,585	61,509	-	-	-	-	-	-	-	-	95,094
Parts and equipment	244	4,486	-	-	-	-	-	-	-	-	4,730
Trenching and drilling	844,956	300,432	-	-	-	-	-	-	-	-	1,145,388
Option payments and expense
reimbursements received	-	-	-	-	-	-	-	-	-	(10,048)	(10,048)

	1,242,270	971,509	-	-	-	4,152	-	-	-	10,794	2,228,725

	6,762,014	1,949,444	-	-	-	315,608	-	-	-	55,616	9,082,682
Write-o f f s	-	-	-	-	-	-	-	-	-	(7,553)	(7,553)

Balance, August 31, 2001	6,762,014	1,949,444	-	-	-	315,608	-	-	-	48,063	9,075,129
Exploration expenditures:
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586

	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440

	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-o f f s	-	-	-	-	-	(2,810)	-	(12,608)	-	(43,596)	(59,014)

Balance, August 31, 2002	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-

	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327

	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-o f f s	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	$6,563,782	$2,579,230	$1,497,381	$2,593,338	$854,701	$1,557,708	930,242	1,044,912	642,450	408,702	$18,672,446

10

TAN RANGE EXPLORATION CORPORATION

Notes to Consolidated Financial Statements

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):
The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2003. Given increased uncertainty over the ability of the Company to recover the costs deferred against certain licences relating to the Masabi, Simbasori, Biharamulu North, Geita, Lunguya, Itetemia Project and Ushirombo properties, the deferred costs relating to these certain licences were written off as at August 31, 2003 (2002 - Bukwimba, Mbogwe and Tulawaka properties; 2001 - Mulehe property). The Company will retain title of these properties.

(a)	Itetemia Project:
The Itetemia property consists of six contiguous prospecting licences (2002 - seven prospecting licences). Itetemia, Itetemia North, Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo, and Ngula. Collectively, the Company refers to these concessions as the Itetemia Project.

The Itetemia North concession was acquired in exchange for US$35,000 and a 3% net smelter royalty. The Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo and Ngula concessions were acquired by staking, and minimum work requirements have been completed.

The Company acquired a 90% interest in the Itetemia concession through an agreement with the State Mining Corporation (“Stamico”) dated July 18, 1994 in exchange for US$57,400 in option payments over seven years and a requirement to spend at least US$300,000. Those requirements have been met.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the property by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

On December 6, 1999, Barrick Gold Corporation (Barrick) closed an agreement with the Company granting Barrick the exclusive option to earn an undivided 60% interest in the Itetemia Project. In exchange for this option, Barrick was required to make three placements within 12 months of the closing date of $1,000,000 each for shares of the Company at prices of $0.70, $0.85 and $1.00, respectively. All three placements were completed by Barrick prior to November 15, 2000. In addition, Barrick was granted a warrant to purchase 740,741 additional shares at a price of $1.35, which it exercised on June 14, 2001. Barrick has the right to maintain its interest in the Company from time to time by way of additional private placements. The Company has agreed that 80% of all proceeds from the above placements will be expended upon the exploration and development of the Itetemia Project. As at August 31, 2003 and 2002, the Company had nil (2001 - $500,000), included in restricted cash, committed to such expenditures.

To exercise its option, Barrick must make a positive production decision with respect to the Itetemia Project which contemplates a rate of production of not less than 100,000 ounces per annum by June 14, 2005. In addition, Barrick must finance the entire project, with the Company to repay its portion of the costs from its share of the net proceeds of production. Once a production decision is taken by Barrick, if the property is not in production on a stand-alone basis within 18 months, or within 12 months on a custom-milling basis, Barrick must make penalty payments to the Company as follows:

11

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):
	(a)	Itetemia Project (continued):
Year one	US$	500,000
Year two		750,000
Year three		1,000,000
Year four and subsequent years		1,200,000

Payments due after year five will be adjusted for inflation based on the Canadian Consumer Price Index.

In addition to the above, upon exercise of its option, Barrick will assume the Company’s right to purchase Stamico’s 10% interest in the Itetemia concession. Should this occur, Barrick has agreed to pay the Company’s portion of all production royalties payable from the Itetemia concession to the Tanzanian government.

During the year ended August 31, 2003, the Company abandoned the Itetemia Far East licence and wrote off $729,309 costs deferred to the licence.

(b)	Luhala Project: The Luhala property consists of four contiguous prospecting licences: Luhala, Ngobo, Shilalo and Sima. Collectively, the Company refers to these concessions as the Luhala Project.

The Company was granted a 100% interest in the Luhala prospecting licence on July 2, 1992. To maintain this concession, the Company was required to conduct exploration work of at least US$250,000 before October 25, 1997. This work commitment has been met.

Effective April 25, 1999, the Luhala property was under option to Newmont Overseas Exploration Limited. This option was terminated during the year ended August 31, 2000.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima. For Ngobo, the Company must make payments totalling US$120,000 over six years (US$53,000 paid to date) and for Sima, payments totalling US$84,000 over six years (US$36,000 paid to date) in order to maintain the options. The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the Company must make property payments totalling US$16,000 over three years (US$10,000 paid to date). The vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.

12

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):
(c)	Kigosi:
The Kigosi property consists of nine prospecting licences (2002 - four prospecting licences). During the year ended August 31, 2003, the Company reclassified five licences from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 4(g)) to the Kigosi property. The Company has a 100% interest in one of the licences and, through prospecting and mining option agreements, has options to acquire between 51% to 90% interests in the other eight licences. The Company must make payments totalling US$162,000 over eight years (US$10,000 paid to date) and is required to fund all costs of exploration of the properties in order to maintain the options.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the nine prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners. To maintain and exercise the option, Ashanti must expend US$300,000 within the first year and US$800,000 within the second year of closing the agreement, complete various diamond drilling requirements and complete a bankable feasibility report within five years of the closing of the agreement.

Ashanti must also make the following payments to the Company (nil paid to date):
Year one	US$	200,000
Year two		150,000
Year three		180,000
Year four		260,000
Year five		340,000

In addition, Ashanti must make payments to the Company of US$25,000 for each licence in excess of three held 24 months subsequent to the closing of the agreement and US$25,000 for each licence held in excess of two in subsequent years.

Should Ashanti complete a bankable feasibility report and make a positive production decision before the fifth anniversary date of the closing of the agreement, then the above payments and drilling by Ashanti shall no longer be required.

(d)	Lunguya:
The Lunguya property consists of six prospecting licences (2002 - seven prospecting licences). Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the six licences. To maintain the options, the Company is required to make certain expenditure requirements and fund all exploration costs of the properties. During the year ended August 31, 2003, the Company abandoned one of the licences and wrote off $35,342 costs deferred to the licence.

13

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):
(e)	Kanagele:
The Kanagele property consists of four prospecting licences. The Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$9,000 paid to date) in exchange for a 90% interest in one prospecting licence and an option to purchase the remaining 10% upon production decision. The Company has options to acquire a 65% interest in the other three licences acquired through prospecting and option agreements. The Company is required to fund all exploration costs of the properties.

(f)	Tulawaka:
The Tulawaka property consists of eight prospecting licences (2002 – seven prospecting licences; 2001 - two prospecting licences). Four of the licences are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 90% in the other four licences. The Company is required to fund all exploration costs of the properties. One licence (2002 - three licences) are subject to an option agreement with Barrick Exploration Africa Ltd. (“BEAL”) (note 4(k)) and four licences are subject to an option agreement with Northern Mining Explorations (“Northern”) (note 4(l)).

During the year ended August 31, 2002, the Company abandoned one of the Tulawaka licences and wrote off $2,810 costs deferred to the licence. The Company will continue to hold title to the concession.

During the year ended August 31, 2003, the Company entered into a prospecting and mining option agreement to acquire 90% interest in a prospecting licence. The Company must make payments of US$135,000 over eight years (nil paid to date) and is required to fund all exploration costs of the property to maintain its option.

(g)	Ushirom bo and Ushirombo West:
The Ushirombo and Ushirombo West properties consist of eight prospecting licences (2002 -fifteen prospecting licences). The Company holds 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other six licences. The Company is required to fund all exploration costs of the properties. Two licences (2002 - eight licences) are subject to the option agreement with BEAL (note 4(k)) and one licence is subject to the option agreement with Northern (note 4(l)).

During the year ended August 31, 2003, the Company transferred five prospecting licences with deferred costs of $371,411 to the Kigosi area to be included in the Ashanti option agreement (note 4(c)).

During the year ended August 31, 2003, the Company abandoned two of the licences and wrote-off deferred costs of $106,386.

14

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):
(h)	Mbogwe:
The Mbogwe property consists of eight licences (2002 - six prospecting licences and two reconnaissance licences). The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences. The Company is required to fund all exploration costs of the properties. One of the licences is subject to the option agreement with BEAL (note 4(k)).

During the year ended August 31, 2002, the Company abandoned one of the Mbogwe licences and wrote off $12,608 costs deferred to the licence. The Company will continue to hold title to the concession.

(i)	Biharamulu:

The Biharamulu property consists of six prospecting licences. The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all exploration costs of the properties. Four of the licences are subject to the option agreement with Northern (note 4(l)).

(j)

Other:

The other properties consist of several prospecting licences. The Company has options to acquire interests in these properties ranging from 51% to 100%. To maintain these licences, the Company must make future payments of US$347,000 over nine years ($21,000 paid to date) to maintain its options.

(k)

Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):
On December 14, 2001, including subsequent modifications, Barrick Exploration Africa Ltd. ("BEAL") closed an agreement with Tanzam 2000 granting BEAL the option to acquire the total rights, titles and interests of the Company in thirteen prospecting licences in different properties, herein called the BEAL project. In exchange for this option, BEAL was required to pay US$100. To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence. In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence:

December 2002	US$	10,000
December 2003		20,000
December 2004		30,000
December 2005 and subsequent years		40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

15

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

4.	Mineral properties and deferred exploration costs (continued):
(k)	Joint venture with Barrick Exploration Africa Ltd. (“BEAL”) (continued):
On December 13, 2002, BEAL filed a notice of relinquishment for all rights, titles and interests in eight prospecting licences included in the option agreement.

As at August 31, 2003, of the five remaining prospecting licences in the BEAL project, two are located in Ushirombo and one licence is located in each of Mbogwe, Tulawaka and other properties.

(l)	Option Agreement with Northern Mining Explorations Ltd. (“Northern”):

On January 20, 2003, and as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in nine prospecting licences. In exchange for this option, Northern was required to pay US$80,000. In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008. Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2003, of the nine prospecting licences optioned to Northern, four are located in Biharamulu, four are located in Tulawaka and one is located in Ushirombo.
5.	Equipment and leasehold improvements:
2003	Cost	Accumulated amortization	Net book value
Machinery and equipment	$256,294	$190,330	$65,964
Automotive	275,582	182,095	93,487
Computer equipment	113,929	78,349	35,580
Leasehold improvements	26,828	21,652	5,176

	$672,633	$472,426	$200,207

		Accumulated	Net book
2002	Cost	amortization	value

Machinery and equipment	$225,904	$183,960	$41,944
Automotive	275,582	142,029	133,553
Computer equipment	99,708	63,793	35,915
Leasehold improvements	26,828	19,135	7,693

	$628,022	$408,917	$219,105

			20

16

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

 (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

6.	Income taxes: Income tax expense (recovery) for the year ended August 31, 2003 differs from that calculated by applying statutory rates for the following reasons:
	2003	2002	2001

Expected combined Canadian federal and
provincial income tax rate	37.6%	39.6%	44.6%

Expected recovery of income taxes	$1,299,000	$532,000	$354,000
Tanzanian tax rate differential	(68,000)	(38,000)	(12,000)
Substantively enacted change in Canadian
tax rates	(51,000)	(38,000)	(382,000)
Non-deductible foreign exploration costs	(112,000)	(409,000)	(28,000)
Write-off of mineral properties	(254,000)	(23,000)	(3,000)
Other	(7,000)	(17,000)	17,000
Recognition of previously unrecognized tax
pools	1,299,000	-	-
Change in valuation allowance	(1,666,000)	(7,000)	54,000

Income tax recovery	$440,000	$-	$-

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2003 and 2002 are as follows:

	2003	2002

Future income tax assets:
Equipment	$136,000	$119,000
Non-capital losses for tax purposes	3,358,000	1,668,000
Capital losses for tax purposes	45,000	45,000
Resource related deductions carried	1,263,000	1,304,000
forward

	4,802,000	3,136,000

Valuation allowance	(4,802,000)	(3,136,000)

Net future income tax assets	$-	$-

Future income tax liabilities:
Mineral properties	$647,565	$1,087,565

Net future income tax liabilities	$647,565	$1,087,565

17

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

6.	Income taxes (continued):
At August 31, 2003, the Company has approximately $6,316,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire as follows:

2005	$2,266,000
2006	625,000
2007	602,000
2008	694,000
2009	733,000
2010	1,396,000

$6,316,000

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes.

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

7.	Share capital:
	(a)	Authorized: 91,000,000 common voting shares (2002 and 2001 - unlimited number of common voting shares)
	(b)	Issued common shares and special warrants:
	Number
	of shares	Amount

Balance, August 31, 2000	40,026,971	$22,606,604
Stock options exercised	129,000	53,650
Issued for cash	1,902,741	2,089,100
Issued for debt	125,000	56,250
Issued for director services	60,000	24,367
Issued on conversion of special warrants	2,596,000	-
Special warrants issued and converted to shares - net of
issue costs	5,875,000	1,917,190
Issued for a finders’ fee	46,266	-

Balance, August 31, 2001	50,760,978	26,747,161
Stock options exercised	1,756,000	795,995
Issued on exercise of warrants	2,197,225	1,380,550

17

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

Issued on acquisition	20,000,000	7,000,000
Subscription receivable	-	(102,000)

Balance, August 31, 2002, carried forward	74,714,203	35,821,706

18

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

7.	Share capital (continued):
	(b)	Issued common shares and special warrants (continued):
	Number
	of shares	Amount

Balance, August 31, 2002, brought forward	74,714,203	35,821,706
Issued for cash	474,064	700,000
Collection of previous year’s subscription receivable	-	102,000
Stock options exercised	2,454,000	1,255,700
Issued on exercise of warrants	2,549,275	1,544,565

Balance, August 31, 2003	80,191,542	$39,423,971

Under the terms of a property acquisition agreement dated December 6, 1999 (see note 4(a)), on November 30, 1999, Barrick purchased 1,428,571 shares at a price of $0.70 each for total proceeds of $1,000,000. On May 11, 2000, Barrick purchased a further 1,176,471 shares at a price of $0.85 each for total proceeds of $1,000,000. On October 23, 2000, Barrick purchased a third placement of 1,000,000 shares at $1.00 each for total proceeds of $1,000,000. On June 14, 2001, Barrick purchased a final placement of 740,741 shares at $1.35 each for total proceeds of $1,000,000.

On May 9, 2000, the Company completed a private placement for the issuance of 200,000 special warrants at a price of $0.50 per special warrant. These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 200,000 common shares exercisable at a price of $0.60 per share until May 9, 2001 and $0.70 per share until May 9, 2002. On September 12, 2000, these special warrants were exchanged for common shares and warrants. The expiry date on the 200,000 warrants exercisable at $0.70 per share were extended to October 9, 2002.

On March 6, 2001, the Company closed an issue of 5,875,000 special warrants priced at $0.40 per special warrant. Each special warrant is exchangeable into one unit of the Company, comprising one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months. A prospectus filed to qualify these special warrants cleared on June 4, 2001.

The gross proceeds of $2,350,000 were reduced by an agents’ commission of $164,500. The agents were also issued 46,266 common shares upon clearance of a qualifying prospectus. Additional expenses relating to the offering of the special warrants and qualifying prospectus were $268,310.

On May 9, 2001, the Company issued 125,000 common shares at $0.45 per share for settlement of certain accounts payable.

On May 30, 2001, the Company completed a private placement for the issuance of 162,000 units at a price of $0.55 per unit. These units comprised one common share and one non-transferable share purchase warrant for a further 162,000 common shares exercisable at a price of $0.60 per 25

19

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

7.	Share capital (continued):

	(b)	Issued common shares and special warrants (continued):

		A continuity of share purchase warrants for the year ending August 31, 2003 is as follows:

		Balance,			Balance,
		August 31,			August 31,	Exercise
		2002	Exercised	Expired	2003	price	Expiry date

		150,000	150,000	-	-	$0.70	October 9, 2002
		2,362,275	2,237,275	125,000	-	0.60	September 5, 2002

		162,000	162,000	-	-	0.60	May 30, 2003

		2,674,275	2,549,275	125,000	-

On March 5, 2003, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the purchase of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate closings. The purchase price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date. Each closing will be between $62,500 to $125,000. As at August 31, 2003, the Company issued 474,064 common shares and received $700,000 from this private placement. The Company had also received $125,000 as at August 31, 2003 for which 65,445 common shares were issued subsequent to August 31, 2003.

20

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

 (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

7.	Share capital (continued):
(c)	Stock options:
The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders. Stock option activity during the three years ended August 31, 2003 was as follows:

	Number	Weighted
	of shares	average price

Outstanding, August 31, 2000	3,562,000	$0.61
Granted	3,046,500	0.45
Exercised	(129,000)	0.42
Cancelled	(494,500)	0.77

Outstanding, August 31, 2001	5,985,000	0.53
Granted	885,000	0.80
Exercised	(1,756,000)	0.45
Cancelled	(1,030,000)	0.72

Outstanding, August 31, 2002	4,084,000	0.56
Exercised	(2,454,000)	0.51
Cancelled	(375,000)	0.79

Outstanding, August 31, 2003	1,255,000	$0.59

At August 31, 2003, the following director and employee stock options were exercisable and outstanding:

Number of
common shares	Exercise price	Expiry date

380,000	$0.50	March 1, 2004
50,000	0.50	January 19, 2005
200,000	0.40	November 8, 2005
165,000	0.51	August 7, 2006
400,000	0.79	May 3, 2007
10,000	0.96	May 23, 2007
50,000	0.83	June 20, 2007

21

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

7.	Share capital (continued):
(d)	Employee stock ownership plan:
On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (“ESOP”) for all eligible employees, consultants, and directors. The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 5 percent and 30 percent of the participants’ salaries. All contributions fully vest immediately. ESOP compensation expense for the year ended August 31, 2003 was $13,082 and is included in salaries and benefits.

(e)	Escrow shares:
As of August 31, 2003, nil (2002 - 5,000,000) of the Company’s issued and outstanding shares were held in escrow pursuant to an Escrow Agreement dated April 30, 2002 relating to the acquisition of Tanzam 2000 (note 3). The escrowed shares were to be released upon the Company receiving a minimum gross amount of $3,000,000 from the sale of securities pursuant to one or more public financings or pursuant to the exercise of a pre-existing right to acquire securities of the Company before April 30, 2003. The conditions were met and the shares were released from escrow during the year ended August 31, 2003.

8.	Related party transactions: During the year ended August 31, 2003, $178,894 (2002 - $143,635; 2001 - $362,596) was paid or payable by the Company to certain directors and a former director for consulting fees. Directors were paid $5,600 (2002 - nil) for director fees. Also, legal firms related to a director were paid $25,554 during the year ended August 31, 2003.

Accounts receivable include advances to related parties of nil (2002 - $42,599), which consist of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business.

Accounts payable and accrued liabilities include $16,081 (2002 - $52,000) payable to certain directors and a former director for consulting fees.

9.	Commitments:
The Company is committed to annual lease rental payments of $63,327 for the year ending August 31, 2004. In addition, the Company is committed to property payments to maintain options in certain prospecting and mining option agreements (note 4).

10.	Subsequent events:
In September 2003, the Company entered into two option agreements whereby the Company can acquire an undivided 90% interest in two mineral properties in Tanzania in exchange for US$230,000 over eight years.

22

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

10.	Subsequent events (continued):
Subsequent to August 31, 2003, the Company issued 724,202 common shares, including 590,000 common shares on the exercise of options for gross proceeds of $276,300, 65,445 common shares for $125,000 of share subscriptions outstanding at October 31, 2003 (note 7(b)), and 68,757 common shares to the chairman and CEO of the Company (note 7(b)) for gross proceeds of $125,000.

11.	Comparative figures: Certain comparative figures have been reclassified to conform to the current year’s presentation.
12.	Reconciliation between Canadian and United States generally accepted accounting principles:
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

(a)	Mineral property and deferred exploration cost:
US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property acquisition, exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property acquisition, exploration and land use costs as incurred for US GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property acquisition and exploration costs are reported as investing activities in the consolidated statements of cash flows. For US GAAP, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2003, 2002 and 2001, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 4). The mineral property exploration and acquisition costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2003, 2002 and 2001.

23

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

 (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

12.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(b)	Income taxes:
As described in note 2(h), the Company follows the asset and liability method of accounting for income taxes. For each of the years ended August 31, 2003, 2002 and 2001, future tax assets with respect to loss carry forwards and timing differences are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets.

During the year ended August 31, 2002, a future tax liability of $1,087,565 was recorded under Canadian GAAP relating to the temporary difference between the financial statement carrying value and the tax base of the mineral properties acquired in the Tanzam 2000 acquisition. An amount equal to the future tax liability was included in the cost of the mineral properties acquired. Since all mineral property acquisition costs are expensed as incurred under US GAAP, the temporary difference would not exist under US GAAP, and accordingly, the $647,000 future income tax liability recorded for Canadian GAAP purposes as at August 31, 2003 ($1,087,565 - August 31, 2002) has not been recognized for US GAAP purposes.

(c)

Stock-based compensation:
The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002. Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995. The statement encourages entities to adopt a fair value methodology of accounting for all stock-based compensation.

As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees”, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees in the year ended August 31, 2001, and no material expense for any of the other periods presented.

24

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

12.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(c)	Stock-based compensation (continued):
SFAS 123 requires the fair value of the stock options granted to non-employees to be expensed. During the years ended August 31, 2003, 2002 and 2001, this expense was estimated using the Black-Scholes option-pricing model and the following weighted average assumptions:

		Years ended August 31,

	2003	2002	2001

Expected dividend yield	-	-	-
Expected stock price volatility	-	109%	126%
Risk-free interest rate	-	3.6%	5.0%
Expected life of options	-	2 years	2 years

The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2000 would have been a $269,779 increase in the deficit and share capital and an expense for each of the years ended August 31, 2003, 2002 and 2001 of nil, $41,523 and $81,776, respectively.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003 (note 7(e)). Based on the market price at that time, $2,300,000 has been charged to operations for US GAAP purposes in 2003. No charge was made or required under Canadian GAAP.

(d)	Reconciliation: The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
(i) Assets:

	2003	2002

Assets, under Canadian GAAP	$21,424,565	$20,912,060
Adjustment for mineral properties and deferred exploration
(note 12(a))	(18,672,446)	(18,552,555)

Assets, under U.S. GAAP
	$ 2,752,119	$ 2,359,505

25

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

12.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued): (ii) Liabilities:
	2003	2002

Liabilities, under Canadian GAAP	$1,106,565	$1,306,547
Adjustment for future income taxes (note 12(b))	(647,565)	(1,087,565)

Liabilities, under U.S. GAAP	$459,000	$218,982

(iii) Share capital:

	2003	2002

Share capital, under Canadian GAAP	$39,423,971	$35,821,706
Adjustment for stock-based compensation for employees
(note 12(c))	61,850	61,850
Adjustment for stock-based compensation for non-
employees (note 12(c))	393,078	393,078
Adjustment for escrow shares (note 12(c))	2,300,000	-

Share capital, under U.S. GAAP	$42,178,899	$36,276,634

(iv) Deficit:

	2003	2002

Deficit, under Canadian GAAP	$(19,230,971)	$(16,216,193)
Adjustment for stock-based compens ation for employees
(note 12(c))	(61,850)	(61,850)
Adjustment for stock-based compensation for non-
employees (note 12(c))	(393,078)	(393,078)
Adjustment for escrow shares (note 12(c))	(2,300,000)	-
Adjustment for mineral properties and mineral property
evaluation costs, net of income taxes (note 12(a) and (b))	(18,024,881)	(17,464,990)

Deficit, under U.S. GAAP	$(40,010,780)	$(34,136,111)

26

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

12.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued): (v) Loss and loss per share:
	Years ended August 31,

	2003	2002	2001

Loss for the year, under Canadian GAAP	$(3,014,778)	$(1,343,958)	$(792,773)
Adjustment for mineral properties and
deferred exploration costs (note 12(a))	(119,891)	(9,477,426)	(2,221,172)
Adjustment for stock-based
compensation for employees	-	-	(61,850)
(note 12(c))
Adjustment for stock-based
compensation for non-employees (note	-	(41,523)	(81,776)
12(c))
Adjustment for escrow shares (note 12(c))	(2,300,000)	-	-
Adjustment for income taxes (note 12(b))	(440,000)	1,087,565	-

Loss for the year, under U.S. GAAP	$(5,874,669)	$(9,775,342)	$(3,157,571)

Basic and diluted loss per share, under
U.S. GAAP	$(0.07)	$(0.17)	$(0.07)

(vi) Cash flows:

	Years ended August 31,

	2003	2002	2001

Cash used in operating activities, under
Canadian GAAP	$(2,046,233)	$(1,471,969)	$(704,947)
Adjustment for mineral properties and
deferred exploration (note 12(a))	(1,151,327)	(1,370,148)	(2,228,725)

Cash used in operating activities, under
U.S. GAAP	$(3,197,560)	$(2,842,117)	$(2,933,672)

Cash used in investing activities, under
Canadian GAAP	$(2,158,232)	$(1,140,097)	$(2,234,930)
Adjustment for mineral properties and
deferred exploration (note 12(a))	1,151,327	1,370,148	2,228,725

Cash provided by (used in) investing
activities, under U.S. GAAP	$(1,006,905)	$230,051	$(6,205)

27

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

12.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(e)	Recent and future pronouncements:
In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset or an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses the financing accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure”. This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In April 2003, the FASB issued SFAS No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

28

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2003, 2002 and 2001

12.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(e)	Recent and future pronouncements (continued):
The adoption of SFAS No. 143, SFAS No. 146, SFAS 148, SFAS 149 or SFAS 150 did not or are not expected to have a material affect on the Company’s consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

  Financial Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 15, 2002.
  Financial Interpretation No. 46 (“FIN 46”), “ Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The Interpretation is generally effect for interim or annual periods beginning after December 15, 2003.
  In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

To date, the adoption of FIN 45, FIN 46 and EITF 00-21 has not impacted the Company’s consolidated financial statements.

29

Consolidated Financial Statements of TAN RANGE EXPLORATION CORPORATION Three months ended November 30, 2003 and 2002 (Unaudited - Prepared by Management)

TAN RANGE EXPLORATION CORPORATION Consolidated Balance Sheets (Unaudited - Prepared by Management)
	November 30, 2003	August 31, 2003

Assets

Current assets:
Cash and short-term deposits	$1,169,811	$ 1,550,072
Short-term investments	996,130	926,192
Accounts and other receivables	22,309	44,288
Prepaid expenses	43,137	31,360
	2,231,387	2,551,912

Mineral properties and deferred exploration and development costs	18,833,790	18,672,446

Equipment and leasehold improvements	202,243	200,207

	$21,267,420	$ 21,424,565

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$329,451	$ 459,000

Future income taxes	647,565	647,565

Shareholders’ equity:
Share capital (note 5)	40,075,271	39,423,971
Share subscriptions received	-	125,000
Deficit	(19,784,867)	(19,230,971)
	20,290,404	20,318,000

	$21,267,420	$ 21,424,565

See accompanying notes to consolidated financial statements.

1

TAN RANGE EXPLORATION CORPORATION Consolidated Statements of Operations and Deficit (Unaudited - Prepared by Management) Three months ended November 30, 2003 and 2002
	2003	2002

Expenses:
Amortization	$10,192	$14,252
Annual general meeting	2,000	-
Consulting and management fees	44,873	47,641
Insurance	15,818	3,051
Membership, courses and publications	-	16,259
New property investigation costs	228,289	99,082
Office and administration	24,569	15,851
Office rentals	39,439	38,532
Press releases	5,932	2,840
Printing and mailout	1,000	8,500
Professional fees	18,621	31,500
Promotion and shareholder relations	1,445	23,189
Salaries and benefits	105,102	147,696
Telephone and fax	5,748	13,468
Transfer agent and listing	12,331	4,055
Travel and accommodation	8,140	13,946
Training	-	2,231
Vehicles	-	1,363
	523,499	483,456

Other expense (earnings):
Interest earned, net of expense	(234)	(7,089)
Gain on sale of investment	(9,015)	-
Foreign exchange loss (gain)	39,646	(23,415)
	30,397	(30,504)

Loss for the period	(553,896)	(452,952)

Deficit, beginning of period	(19,230,971)	(16,216,193)

Deficit, end of period	$(19,784,867)	$(16,669,145)

Basic and diluted loss per share	$(0.01)	$(0.01)

See accompanying notes to consolidated financial statements.

2

TAN RANGE EXPLORATION CORPORATION Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2003, 2002 and 2001
	2003	2002

Cash provided by (used in):

Operations:
Loss for the period	$(553,896)	$(452,952)
Amortization, an item not affecting cash	10,192	14,252
Change in non-cash working capital items	(119,346)	108,234
	(663,050)	(330,466)

Investments:
Mineral properties and deferred exploration	(161,344)	(390,338)
Short-term investments	(69,938)	-
Equipment and leasehold improvements disposals, net	(12,229)	(2,644)
	(243,511)	(392,982)

Financing:
Share capital issued	526,300	1,824,765

Increase (decrease) in cash and short-term deposits	(380,261)	1,101,317

Cash and short-term deposits, beginning of period	1,550,072	2,027,272

Cash and short-term deposits, end of period	$1,169,811	$3,128,589

See accompanying notes to consolidated financial statements.

3

TAN RANGE EXPLORATION CORPORATION Notes to Consolidated Financial Statements (Unaudited - Prepared by Management) Three months ended November 30, 2003 and 2000 Year ended August 31, 2003

1.	Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These interim consolidated financial statements of Tan Range Exploration Corporation (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2003.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

4

TAN RANGE EXPLORATION CORPORATION Notes to Consolidated Financial Statements (Unaudited - Prepared by Management) Three months ended November 30, 2003 and 2000 Year ended August 31, 2003

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)		Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2002	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545		1,330,002	984,190	679,869	311,607	18,552,555

Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42		24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825		66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278		397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-		24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-		-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-		1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-		-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)		(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270		(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163		(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708		1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-		(106,386)	-	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708		930,242	1,044,912	642,450	408,702	18,672,446

Exploration expenditures:
Camp, field supplies and travel	-	-	-	461	2,762	-		-	-	-	9,590	12,813
Exploration and field overhead	1,368	10,714	-	-	518	14,184		-	-	10,566	100,351	137,701
Geological consulting and field wages	-	-	3,863	781	3,203	406		-	-	-	2,464	10,717
Geophysical and geochemical	-	-	-	-	-	-		-	-	-	-	-
Property acquisition costs	-	-	-	-	-	-		-	-	-	-	-
Parts and equipment	-	-	-	-	-	-		-	-	-	113	113
Trenching and drilling	-	-	-	-	-	-		-	-	-	-	-
	1,368	10,714	3,863	1,242	6,483	14,590		-	-	10,566	112,518	161,344
	6,565,150	2,589,944	1,501,244	2,594,580	861,184	1,572,298		930,242	1,044,912	653,016	521,220	18,833,790
Write-offs	-	-	-	-	-	-		-	-	-	-	-

Balance, November 30, 2003	6,565,150	2,589,944	1,501,244	2,594,580	861,184	1,572,298		930,242	1,044,912	653,016	521,220	18,833,790

5

4.	Accounting policies

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

5.	Share capital:

Number of shares	Amount

Balance, August 31, 2003	80,191,542	$39,423,971
Issued for cash	145,633	250,000
Subscriptions receivable	65,445	125,000
Issued on exercise of stock options	590,000	276,300

Balance, November 30, 2003	80,992,620	$40,075,271

6.	Options and warrants outstanding:

Type of security	Number of shares	Exercise price	Expiry date

Options	120,000	$0.50	March 1, 2004
Options	50,000	$0.50	January 19, 2005
Options	35,000	$0.51	August 7, 2006
Options	400,000	$0.79	May 3, 2007
Options	10,000	$0.96	May 23, 2007
Options	50,000	$0.83	June 20, 2007

665,000

7.	Stock options:

Number of shares	Exercise price

Balance, August 31, 2003	1,255,000	$0.40 to $0.96
Exercised	590,000	$0.40 to $0.51

Balance, November 30, 2003	665,000	$0.50 to $0.96

6

8.	Reconciliation between Canadian and United States generally accepted accounting principles:

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles  (“Canadian GAAP”).  A detailed description of United States generally accepted accounting principles (“U.S. GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP is contained in the annual audited financial statements contained elsewhere in this Registration Statement.  The effect of the measurement differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized below.

	(a) Assets:

		November 30,	August 31,
		2003	2003

	Assets, under Canadian GAAP	$21,267,420	$21,424,565
	Adjustment for mineral properties and deferred exploration	(18,833,790)	(18,672,446)

	Assets, under U.S. GAAP	$2,433,630	$2,752,119

	(b) Liabilities:

		November 30,	August 31,
		2003	2003

	Liabilities, under Canadian GAAP	$977,016	$1,106,565
	Adjustment for mineral properties and deferred exploration	(647,565)	(647,565)

	Liabilities, under U.S. GAAP	$329,451	$459,000

	(c) Share capital:

		November 30,	August 31,
		2003	2003

	Share capital, under Canadian GAAP	$40,075,271	$39,423,971
	Adjustment for stock-based compensation for employees	61,850	61,850
	Adjustment for stock-based compensation for non-employees	393,078	393,078
	Adjustment for escrow shares	2,300,000	2,300,000

	Share capital, under U.S. GAAP	$42,830,199	$42,178,899

	(d) Deficit:

		November 30,	August 31,
		2003	2003

	Deficit, under Canadian GAAP	$(19,784,867)	$(19,230,971)
	Adjustment for stock-based compensation for employees	(61,850)	(61,850)
	Adjustment for stock-based compensation for non-employees	(393,078)	(393,078)
	Adjustment for escrow shares	(2,300,000)	(2,300,000)
	Adjustment for mineral properties and deferred exploration, net of income taxes	(18,186,225)	(18,024,881)

	Deficit, under U.S. GAAP	$(40,726,020)	$(40,010,780)

7

8.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e) Loss and loss per share:

		Three months ended November 30,	Three months ended November 30,
		2003	2002

	Loss for the period, under Canadian GAAP	$(553,896)	$(452,952)
	Adjustment for mineral properties and deferred exploration	(161,344)	(390,338)
	Adjustment for escrow shares	-	(2,300,000)

	Loss for the period, under U.S. GAAP	$(715,240)	$(3,143,290)

	Basic additional loss per share, under U.S. GAAP	$(0.01)	$(0.04)

	(f) Cash flows:

		Three months ended November 30,	Three months ended November 30,
		2003	2002

	Cash used in operating activities, under Canadian GAAP	$(663,050)	$(330,466)
	Adjustment for mineral properties and deferred exploration	(161,344)	(390,338)

	Cash used in operating activities, under U.S. GAAP	$(824,394)	$(720,804)

	Cash used in investing activities, under Canadian GAAP	$(243,511)	$(392,982)
	Adjustment for mineral properties and deferred exploration	161,344	390,338

	Cash used in investing activities, under U.S. GAAP	$(82,167)	$(2,644)

8

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

REPORT AND ACCOUNTS

AT 31 DECEMBER 2001 AND 2000

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

DIRECTORS' REPORT

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

1.

The directors submit their report and audited financial statements for the years ended 31 December 2001 and 2000.

2.

PRINCIPAL ACTIVITY

The Company's principal activities are exploration of rare metals and gemstones through establishing new areas for exploration or joint ventures with local owners of existing licensed areas.

3.

RESULTS OF OPERATIONS

Results of operations are presented on page 4.

4.

SOLVENCY

The Company's state of affairs at 31 December 2001 and 2000 is set out on page 5 of these financial statements.

5.

GOING CONCERN

The holding company and internal resources will provide funding of future operations.  The directors are of the opinion that the Company will be a going concern in the year ahead.  Accordingly, the financial statements have been prepared on a going concern basis.

6.

RELATED PARTY TRANSACTIONS

The related party transactions as per Tanzania Financial Accounting Standard No. 12 have been incurred at arm's length as per the requirement of the standard.

7.

DIRECTORS

The directors of the Company who held office throughout the period are:

Name	Nationality
James Sinclair (Chairman)	USA
Jack Shriver	USA
Sheldon Ganis	USA
Victoria Luis	USA
William Harvey	USA
Joseph Kahama	Tanzanian
Marlene Sinclair	USA
Michele Sinclair	USA
Christine Sinclair	USA
Robert Darrach	USA

1

8.

DIRECTORS' RESPONSIBILITIES

It is the directors' responsibility to prepare financial statements for each financial period that give a true and fair view of the state of affairs of the Company as at the end of the financial period and of its profit or loss for that period.

The directors confirm that suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made in the preparation of the financial statements for the years ended 31 December 2001 and 2000.  The directors also confirm that applicable accounting standards have been followed and that the financial statements have been prepared on a going concern basis.

The directors are responsible for keeping proper accounting records, for taking reasonable steps to safeguard the assets of the Company, and for preventing and detecting fraud.

These financial statements were approved at a meeting of the Board of Directors held on 17 October 2003

9.

AUDITORS

KPMG were appointed by the directors in 2003 to conduct audits of the financial statements of the Company for each of the accounting periods up to 31 December 2002.  KPMG have expressed their willingness to continue in office and, being eligible, a resolution proposing their re-appointment as auditors will be put to the next Annual General Meeting.

By order of the Board

Director:  signed "Joseph Kahama"

Date:

17th October, 2003

2

REPORT OF THE AUDITORS TO THE MEMBERS OF

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

We have audited the financial statements set out on pages 4 to 13, which have been prepared on the basis of the accounting policies set out in Note 1.  We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit and to provide a reasonable basis for our opinion.  The financial statements are in agreement with the books of account.

Respective responsibilities of directors and auditors

As confirmed by the directors on page 2 of their report, the directors are responsible, under the provisions of the Companies Ordinance (Cap 212), for the preparation of financial statements, which give a true and fair view of the state of affairs of the Company and its operating results.  Our responsibility is to express an independent opinion on the financial statements based on our audit and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Tanzania Auditing Standards as promulgated by the National Board of Accountants and Auditors and with auditing standards generally accepted in the United States of America.  Those Standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement.  An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements.  It also includes an assessment of the accounting policies used and significant estimates made by the directors, as well as an evaluation of the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tanzanian American International Development Corporation 2000 Limited as of 31 December 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with Tanzanian Financial Accounting Standards.

"KPMG"  (signed)

Certified Public Accountants

Dar es Salaam, Tanzania

Date:  28th October, 2003

3

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

INCOME STATEMENTS

(IN U.S. DOLLARS)

		Year Ended 31 December
	Notes	2001	2000

Revenue		-	-

Administration and other overheads		(118,430)	(161,412)

Loss before taxation	2	(118,430)	(161,412)

Taxation	3	-	-

Loss for the period		(118,430)	(161,412)

Notes and related statements forming part of these financial statements appear on pages 8 to 13.

Report of the Auditors - Page 3.

4

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

BALANCE SHEETS

(IN U.S. DOLLARS)

	Notes	As at 31 December
ASSETS		2001	2000
Non-current assets
Mineral properties	4	2,861,406	2,487,585
Premises and equipment	5	6,412	8,572

Current assets
Cash and bank balances		7,118	22,688
		________	________
Total assets		2,874,936	2,518,845

EQUITY AND LIABILITIES
Capital and reserves
Share capital	6	147,312	147,312
Accumulated losses		(780,410)	(661,980)

Non-current liabilities
Loan from shareholder	7	3,483,636	3,017,374

Current liabilities
Accounts payable	8	24,398	16,139
		________	________
Total equity and liabilities		2,874,936	2,518,845

Notes and related statements forming part of these financial statements appear on pages 8 to 13.

Report of the Auditors - Page 3.

5

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

CASH FLOW STATEMENTS

(IN U.S. DOLLARS)

	Year ended 31 December
Operating activities:	2001	2000
Loss before taxation	(118,430)	(161,412)
Adjustment for depreciation	2,160	2,954
	(116,270)	(158,458)
Working capital movement:
Increase in accounts payable	8,259	7,780
Cash absorbed by operations	(108,011)	(150,678)

Investing activities:
Expenditure on mineral properties	(373,821)	(660,199)
Net cash outflow on investing activities	(373,821)	(660,199)

Financing activities:
Advances from shareholder	466,262	871,666
Net cash inflow from financing activities	466,262	871,666

Net movement in cash and cash equivalents	(15,570)	60,789
Cash and cash equivalents at beginning of period	22,688	(38,101)
Cash and cash equivalents at end of period	7,118	22,688

Notes and related statements forming part of these financial statements appear on pages 8 to 13.

Report of the Auditors - Page 3.

6

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

STATEMENTS OF CHANGES IN EQUITY

(IN U.S. DOLLARS)

	Year ended 31 December
	2001	2000

Share capital	147,312	147,312

Accumulated loss:
Balance, beginning of period	(661,980)	(500,568)
Loss for the period	(118,430)	(161,412)
Balance, end of period	(780,410)	(661,980)

	(633,098)	(514,668)

Notes and related statements forming part of these financial statements appear on pages 8 to 13.

Report of the Auditors - Page 3.

7

TANZANIAN AMERICAN INTERNATIONAL

DEVELOPMENT CORPORATION 2000 LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

1.

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(a)

Basis of preparation

These financial statements are prepared under the historical cost convention, and in accordance with Tanzania Financial Accounting Standards. The financial statements have been prepared under the going concern assumption on the basis that the shareholders would ensure that the liabilities can be met as and when they fall due.  Material measurement differences to accounting principles generally accepted in the United States of America are set out in note 11.

(b)

Taxation

Taxation on the profit or loss for the year comprises both current and deferred taxes. Current taxation is provided for on the basis of the results for the year adjusted in accordance with the tax legislation and any adjustment of tax payable for previous years. Deferred tax is provided at currently enacted rates using the balance sheet liability method on all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.  The benefit of loss carry forwards and other available deductible differences are recorded to the extent that their realization is considered to be more likely than not.

(c)

Mineral properties

Acquisition, exploration and development costs relating to mineral properties are deferred until the properties are abandoned or sold, or until management determines that the mineral property is not economically viable, at which time the deferred costs are written off. Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the deferred exploration and development costs.

Overhead costs directly related to exploration and development are allocated to the mineral properties explored during the year and are included in the deferred costs. All other overheads and administration costs are expensed in the year they are incurred.

(d)

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided so as to write off the cost of these assets on a declining balance basis over their expected useful lives at the following annual rates:

Assets Category	Rate (%)

Leasehold improvements	20.0
Computer equipment	30.0
Furniture and fittings	20.0

8

1.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e)

Foreign currency translation

Transactions denominated in local currencies are translated into US dollars at the approximate exchange rates ruling at the transaction date.  Assets and liabilities expressed in local currencies are converted at the exchange rates ruling at the balance sheet date. The resulting differences from conversion and translation are dealt with in the profit and loss account in the period in which they arise.

2.

LOSS BEFORE TAXATION

The loss before taxation is stated after charging:

	Year ended 31 December
	2001	2000

Depreciation	2,160	2,954
Audit fees	2,500	2,500
Directors' remuneration	30,248	23,944

3.

TAXATION

There is no tax charge for the period, as the Company has not yet generated any revenue.

4.

MINERAL PROPERTIES

	1 January 2001	Movements during the year	31 December 2001

Drilling	-	127,731	127,731
Exploration and field overhead expenses	21,299	36,236	57,535
Geological consulting and field expenses	43,470	24,000	67,470
Geophysical and geochemical expenditure	1,456,726	-	1,456,726
Purchase of prospecting licences and annual rents	966,090	185,854	1,151,944
	2,487,585	373,821	2,861,406

9

5.

PREMISES AND EQUIPMENT

	Leasehold improvements	Computers	Furniture & fittings	Total

Cost
At 1 January 2001	6,093	11,510	1,109	18,712
Additions	-	-	-	-
At 31 December 2001	6,093	11,510	1,109	18,712

Depreciation
At 1 January 2001	2,916	6,781	443	10,140
Charge for the year	635	1,419	106	2,160
At 31 December 2001	3,551	8,200	549	12,300

Net book value

At 31 December 2001	2,542	3,310	560	6,412

At 31 December 2000	3,177	4,729	666	8,572

6.

SHARE CAPITAL

The Company's authorised, issued and fully paid up share capital as of 31 December 2001 and 2000 was 100,000 ordinary shares, each of Tzs 1,000 par value - a total of Tzs 100 million.  The total amount subscribed for the issue of this capital is USD 147,312.

7.

RELATED PARTY TRANSACTIONS

Since 30 April 2002, the Company has been owned 100% by Tan Range Exploration Corporation ("TanRange"), a company incorporated in Canada, which is listed on the Toronto Stock Exchange.  Prior to this date, the Company was privately owned and a shareholder had provided an interest free loan to the Company as its principal source of finance.

The balance on this loan stood at USD 3,519,911 as of 31 March 2002 (31 December 2001 - USD 3,483,636; 2000 - USD 3,017,374).  As part of the agreement between the original shareholders and TanRange for the sale of their investments in the Company to TanRange, the benefit of the repayment of this loan was assigned to TanRange in exchange for new equity in the holding company.

Subsequent to 30 April 2002, TanRange provides certain management services to the Company, including the preparation and maintenance of management accounts, and does not charge the Company for these services.

10

8.

ACCOUNTS PAYABLE

	As at 31 December
	2001	2000

Expense creditors	24,398	16,139
	24,398	16,139

9.

INCORPORATION

The Company was incorporated in Tanzania on 29 January 1998 under the Companies Ordinance (Cap 212).  Its registered office is situated at PPF House (8th floor), Samora Avenue/ Morogoro Road, Dar es Salaam.

10.

CURRENCY

These financial statements are presented in United States Dollars (USD), which is the functional and reporting currency of the Company

11.

RECONCILIATION BETWEEN TANZANIA FINANCIAL ACCOUNTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Tanzania Financial Accounting Standards ("Tanzania FAS").  A description of United States generally accepted accounting principles ("U.S. GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Tanzania FAS follows:

Mineral property and deferred exploration cost:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  SEC staff have indicated that their interpretation of U.S. GAAP requires mineral property acquisition, exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, in the reconciliation note that follows, for all periods presented, the Company has expensed all mineral property acquisition, exploration and land use costs as incurred for U.S. GAAP purposes.

For Tanzania FAS, cash flows relating to mineral property acquisition and exploration costs are reported as investing activities in the cash flow statements.  For U.S. GAAP, these costs would be characterized as operating activities in the cash flow statements.

11

11.

RECONCILIATION BETWEEN TANZANIA FINANCIAL ACCOUNTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Mineral property and deferred exploration cost (continued):

(a)

Assets:

		As at 31 December
	2001	2000

Assets, under Tanzania FAS	2,874,936	2,518,845
Adjustment for mineral properties and deferred exploration (note 4)	(2,861,406)	(2,487,585)

Assets, under U.S. GAAP	13,530	31,260

(b)

Capital and reserves:

	As at 31 December
	2001	2000

Capital and reserves, under Tanzania FAS	(633,098)	(514,668)
Adjustment for mineral properties and deferred exploration (note 4)	(2,861,406)	(2,487,585)

Capital and reserves, under U.S. GAAP	(3,494,504)	(3,002,253)

(c)

Loss:

	Year ended 31 December
	2001	2000

Loss for the period, under Tanzania FAS	(118,430)	(161,412)
Adjustment for mineral properties and deferred exploration	(373,821)	(660,199)

Loss for the period, under U.S. GAAP	(492,251)	(821,611)

12

11.

RECONCILIATION BETWEEN TANZANIA FINANCIAL ACCOUNTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Mineral property and deferred exploration cost (continued):

(d)

Cash flow:

Year ended 31 December

	2001	2000

Cash absorbed by operations, under Tanzania FAS	(108,011)	(150,678)
Adjustment for mineral properties and deferred exploration	(373,821)	(660,199)

Cash absorbed by operations, under U.S. GAAP	(481,832)	(810,877)

Net cash outflow on investing activities, under Tanzania FAS	(373,821)	(660,199)
Adjustment for mineral properties and deferred exploration	373,821	660,199

Net cash outflow on investing activities, under U.S. GAAP	-	-

13